As filed with the Securities and Exchange Commission on November 18, 1996

                                                      Registration No. 333-12805
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                          PRE-EFFECTIVE AMENDMENT NO. 3


                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                                    OMI Corp.
             (Exact name of registrant as specified in its charter)

           Delaware                                              13-2625280
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                                 --------------

                                 90 Park Avenue
                            New York, New York 10016
                                 (212) 986-1960

               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                 --------------

                             FREDRIC S. LONDON, ESQ.
                    Senior Vice President and General Counsel
                                 90 Park Avenue
                            New York, New York 10016
                                 (212) 986-1960
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

                                   Copies to:

     ROBERT L. CLARE, III, ESQ.                          ALAN DEAN, ESQ.
            White & Case                              Davis Polk & Wardwell
     1155 Avenue of the Americas                      450 Lexington Avenue
      New York, New York 10036                      New York, New York 10017
           (212) 819-8200                                (212) 450-4000

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                   --------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                   --------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with theSecurities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statementbecomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securitiesin any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1996


                                12,000,000 Shares
[LOGO]                              OMI Corp.
                                  Common Stock
                           (par value $0.50 per share)

                                 --------------

     Of the 12,000,000 shares of Common Stock offered, 9,600,000 shares are being offered hereby in the United States and 2,400,000 shares are being offered in a concurrent international offering outside of the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."


     The last reported sale price of the Common Stock, which is listed under the symbol "OMM," onthe New York Stock Exchange on November 15, 1996 was $7 1/2 per share. See "Price Range ofCommon Stock."


     See "Risk Factors" on page 9 for certain considerations relevant to an investment in the Common Stock.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                         Initial Public       Underwriting         Proceeds to
                         Offering Price        Discount(1)         Company(2)

Per Share .........       $                    $                    $
Total(3) ..........      $                    $                    $

----------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2)  Before deducting estimated expenses of $772,369 payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,440,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 360,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $___________, $__________, and $____________, respectively. See "Underwriting."

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about November , 1996 against payment therefor in immediately available funds.


Goldman, Sachs & Co.
                                Smith Barney Inc.
                                                                     Furman Selz


                                 --------------

                The date of this Prospectus is November __, 1996.

                                      [ART]









     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION


     OMI Corp., a Delaware corporation ("OMI" or the "Company"), has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (the "Registration Statement", which term shall encompass all amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of its common stock, par value $0.50 per share (the "Common Stock"), offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement, including reports, proxy and information statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: 14th Floor, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


     OMI complies with the informational requirements of the Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxies, information statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at the locations referred to above. OMI's Common Stock is listed on the New York Stock Exchange (the "NYSE") and copies of such material will also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     OMI's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Form 10-K"), OMI's Quarterly Reports on Form 10-Q (the "Form 10-Qs") for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and OMI's Current Report on Form 8-K dated June 12, 1996, each of which was filed by OMI with the Commission under the Exchange Act, are incorporated herein by reference. OMI will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of the Form 10-K (other than exhibits thereto which are not specifically incorporated by reference therein), each of the Form 10-Qs and the Form 8-K. Written requests for such copies should be directed to OMI Corp., 90 Park Avenue, New York, New York 10016, Attention: Secretary, (212) 986-1960.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such documents.

     Any statement contained in the documents incorporated by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained or subsequently incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

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                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, all references to the Company in this Prospectus shall include OMI Corp. and its subsidiaries. References to "Common Stock" mean the common stock of OMI, par value $0.50 per share. Certain shipping industry terms used in this Prospectus are defined in the Glossary to this Prospectus. Unless otherwise indicated, information in this Prospectus assumes that the over-allotment options granted to the Underwriters by the Company have not been exercised.


                                   The Company

General

     OMI is one of the world's premier shipowners and is recognized as an industry leader for the quality of its fleet and operations. Its Suezmax tanker fleet is one of the largest independent fleets in the world and its Handysize product carrier fleet is one of the largest in the world. The Company provides seaborne transportation services for crude oil, petroleum products and dry bulk products (primarily iron ore, coal and grain). Its customers include major independent and state-owned oil companies, major oil traders, government entities and various other entities. Its vessels, operating procedures and office management have been audited and approved by numerous customers, and the Company has received certification by Det Norske Veritas, one of the world's leading vessel classification societies.

Industry

     While freight rates have improved over the last year, the Company believes that more upside potential exists in the current tanker business cycle. International demand for oil tanker tonnage has been increasing more quickly than available supply. From 1990 to 1995, ton-mile demand in the tanker market increased at a compound annual growth rate of 3.6% while the tanker supply has grown at 1.2%. Since year end 1993, tanker supply has shrunk due to (i) increased scrapping as a result of fleet aging and increasingly stringent environmental regulations (as of June 30, 1996, approximately 34.3% of the world's tanker supply was built in or prior to 1976), and (ii) diminished newbuilding orders (newbuilding orders for delivery over the next few years equal a relatively low 6.3% of the current worldwide fleet). Additionally, the ability to accelerate the rate of tanker newbuilding is believed to be inhibited by limited shipyard capacity due to construction commitments for other types of vessels. This relative decrease in ship supply, coupled with the strength of the world economy, the resultant growth in demand for oil and the continued focus of governments and charterers on high-quality modern tonnage should lead to a significantly stronger freight rate environment in the future.

Business Strategy

     The Company has developed strategies designed to capitalize on its strengths, the compelling supply and demand dynamics in the international tanker market and the competitive advantages of operating large and concentrated fleets. The Company has been implementing several key strategic initiatives, including (i) refocusing its operations from the U.S. flag domestic market to the international tanker market; (ii) developing large and concentrated fleets of Suezmax tankers and product carriers; (iii) reducing vessel operating and corporate overhead costs by streamlining the U.S. flag fleet; (iv) operating high quality tonnage; and (v) managing spot versus time charter mix. Management believes that the ongoing execution and implementation of these strategies will drive future performance. A summary of these strategic initiatives is set forth below.

   Focus on the International Tanker Market

     The Company is focused on strengthening its presence in the international tanker market and has been substantially de-emphasizing its U.S. flag fleet. Since 1993, OMI has significantly reconfigured its fleet in an effort to build its international fleet and dispose of assets which no longer fit its strategic mix. While the U.S. flag fleet has recently regained profitability, the Company believes that opportunities for future growth are better in the international arena. Accordingly, unless the Company perceives exceptional opportunities, future vessel newbuildings and acquisitions will be made in the international fleet and the U.S. domestic fleet can be expected to decline in size.

--------------------------------------------------------------------------------

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   Large and Concentrated Fleet of Suezmax Tankers and Product Carriers

     The Company believes that a large and concentrated fleet creates several strategic advantages. First, the fleet will be more attractive to large customers by providing better scheduling opportunities through substitution, thus creating the potential to increase vessel utilization. Second, large and concentrated fleets create economies of scale to efficiently spread the overhead costs associated with environmental regulations and inspections. Third, operating expertise and efficiency are enhanced by concentration in certain vessel classes. Fourth, the Company believes that large customers will prefer to deal with a limited number of large shipping companies with fleets that they have pre-vetted for quality, rather than smaller shipping companies characteristic of the fragmented international tanker market.

     The Company believes that Suezmax tankers and product carriers are the two classes of vessel best suited to implementing its strategy. The combination of these two vessel classes increases the Company's ability to participate in expected improvements in the international tanker market with its Suezmax tankers while reducing its downside risk through the more stable cash flows provided by product carriers. The Company also believes that Suezmax tankers provide nearly the upside potential of VLCCs with less of the downside risk, primarily because Suezmaxes have greater geographic flexibility than VLCCs. Product carriers have historically provided the Company with relatively more stable cash flows even in weak markets.

   Reducing Vessel Operating and Corporate Overhead Costs

     The Company has taken steps to reduce vessel operating and corporate overhead costs and expects to increase the efficiency of its administrative and vessel operations. As the focus of the fleet has changed from domestic to international the Company has positioned itself to reduce corporate overhead costs, its use of third-party vendors, and occupancy costs. The Company believes that developing a more homogeneous fleet will lead to economies in purchasing for vessel consumables and maintenance through more efficient operations and maintenance programs.

   Operating High Quality Tonnage

     Management believes the Company has developed a reputation for its high quality management and fleet. With the increasing emphasis of regulatory bodies and major customers on safety and environmental protection, the Company believes its focus on safety and quality represents a competitive advantage in the marketplace. The Company places a high priority on maintaining its vessels to ensure broad acceptance and satisfaction of major worldwide shippers. Expanding the market of worldwide shippers for the Company enhances vessel utilization.

   Managing Spot Versus Time Charter Mix

     The Company seeks to maximize upside potential and minimize downside risk by managing the mix of its vessels in the spot market and on time charter. In a favorable rate environment, management seeks to time charter at least 50-60% of its Suezmax tankers and product carriers. At present, management believes that the most advantageous opportunities for Suezmax tankers lie in the spot market.

     The Company began operations in 1960. From 1969 to 1984, the Company, a Delaware corporation, was a subsidiary of Ogden Corporation, a U.S. public company. The Company's principal office is located at 90 Park Avenue, New York, New York 10016. The telephone number is (212) 986-1960.

                               Recent Developments


     On July 12, 1996, OMI completed a cash tender offer for the purchase at par of its 10 1/4% Senior Notes due November 2003 ("Senior Notes"). Of the $136.9 million aggregate amount of Senior Notes outstanding, $130.1 million was tendered and $6.8 million remain outstanding. An extraordinary charge (net of the tax benefit) of approximately $3 million or $0.10 per share was recorded in the third quarter for the extinguishment of debt.

     In August 1996, OMI received $30 million in cash for the sale of three chemical carrier vessels to Hvide Marine Incorporated ("Hvide") and Hvide assumed $34.7 million of debt of OMI which had been secured by mortgages on two of the vessels sold. Of the cash proceeds from Hvide, $12.8 million was placed in an escrow account for use by the Company in acquiring another vessel which is expected to be delivered in late November 1996.


     On September 30, 1996, the Company's 83% owned subsidiary, OMI Petrolink Corp., sold three supply boats to Trico Marine Services for $11.6 million in cash.

     The Company is negotiating a sale-leaseback of the OMI Columbia, the Company's largest domestic vessel, which is currently operating under a time charter with a major oil company expiring December 31, 2002. No commitment yet exists for this transaction and there can be no assurance that a transaction will be consummated. Most of the proceeds of any such transaction will be used to reduce debt.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Legislation has been enacted which permits the Company to sell or reflag the U.S. flag dry bulk carrier Platte, which is currently in lay-up.

     The Company has entered into a letter of intent with a shipyard for the construction of two Suezmax tankers with options for two more. The obligations of the Company and the shipbuilder to proceed with construction are dependent upon the successful completion of the Offerings. See "Use of Proceeds."

     The Company has discussed with its joint venture partners terminating the Mosaic Alliance Corp. and Wilomi, Inc. joint ventures. The various parties have agreed to winding-up in principle. However, in each case there currently is no agreement as to the method of dissolution.

     The Company has entered into a contract to sell its laid-up U.S. flag product carrier Ranger to foreign interests. The sale is contingent upon approval being granted by the U.S. Maritime Administration.

     On October 28, 1996, a vessel owned by the United States government and managed under contract by OMI Ship Management, Inc. ("Ship Management"), a subsidiary of the Company, leaked approximately 8,400 gallons of fuel oil into San Francisco bay while the vessel was in drydock and under the control of a local shipyard in San Francisco. Ship Management's personnel have been assisting the Coast Guard in the clean-up. Under the terms of the management agreement between the U.S. government and Ship Management, the U.S. government is obligated to pay the costs of any clean-up and related damages unless Ship Management has been grossly negligent or has violated any law or regulation. The Company's preliminary investigation indicates that Ship Management was not at fault. However, there can be no assurance with respect to the liability, if any, that Ship Management may have for the spill and associated clean-up expenses.

                                  The Offerings

     The 9,600,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the 2,400,000 shares of Common Stock concurrently being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings."

Common Stock offered: (1)
  U.S. Offering ..................    9,600,000 shares
  International Offering .........    2,400,000 shares
  Total ..........................   12,000,000 shares

Total Common Stock to be
  outstanding after the
  Offerings(1)(2) ................   43,150,515 shares

New York Stock Exchange Symbol ...   OMM

Use of proceeds ..................   The net proceeds of the Offerings will be
                                     used to reduce amounts outstanding under the Company's credit facilities and for vessel newbuildings and acquisitions. See
                                     "Use of Proceeds."

----------
(1) Assumes the Underwriters' over-allotment option is not exercised. If such over-allotment is exercised, up to an additional 1,800,000 shares will be issued and sold by the Company. See "Underwriting."

(2) See "Capitalization." Excludes 1,778,448 shares reserved for issuance under the Company's stock option plans, of which 1,203,923 shares will be issuable upon the exercise of stock options that will be outstanding at the closing of the Offerings.

                                  Risk Factors

     See "Risk Factors" beginning on page 9 for certain considerations relevant to an investment in the Common Stock.

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                                       6

--------------------------------------------------------------------------------

                  Summary Consolidated Financial and Other Data


     Set forth below are selected consolidated financial and other data of the Company for the five years ended December 31, 1995 and the unaudited financial and other data for the nine months ended September 30, 1995 and September 30, 1996, which have been derived from the Company's consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of financial position at September 30, 1995 and September 30, 1996 and results of operations and cash flows for the nine months ended September 30, 1995 and September 30, 1996. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations that may be expected for the entire year 1996. The data below should be read in conjunction with the consolidated financial statements and the notes thereto for the three years ended December 31, 1995, the report of Deloitte & Touche LLP, independent auditors, with respect to the financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" that appear elsewhere in this Prospectus.



                                                                                                              For the
                                                                                                            Nine Months
                                                        For the Years Ended December 31,                Ended September 30,
                                           ---------------------------------------------------------   ---------------------
                                              1991        1992        1993        1994        1995        1995        1996
                                              ----        ----        ----        ----        ----        ----        ----
Income Statement Data:                         (dollars, shares outstanding and dwt in thousands, except per share data)
 Total revenues .........................  $ 284,758   $ 265,529   $ 270,479   $ 266,796   $ 239,880   $ 180,284   $ 181,719
 Net voyage revenues ....................    107,926      66,357      56,058      44,217      24,397      21,953      44,872
 Operating expenses:
  Vessel and voyage .....................    172,876     193,487     209,722     217,140     208,192     153,971     130,574
  Depreciation and amortization .........     34,688      35,483      35,441      37,770      34,734      26,070      23,818
  Operating lease .......................      6,449       6,473       6,666       6,400       4,938       3,789         755
  Provision for losses:
   Impaired value of vessels ............       --          --          --        14,798       8,707        --          --
   Lease obligation .....................       --          --          --        19,800       6,687        --          --
 General and administrative .............     16,032      17,891      16,748      18,972      15,303      10,953      11,425
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Total operating expenses ...............    230,045     253,334     268,577     314,880     278,561     194,783     166,572
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Operating income (loss) ................     54,713      12,195       1,902     (48,084)    (38,681)    (14,499)     15,147
 Gain (loss) on disposal of assets-net ..        105      (1,146)      4,401      10,222       5,647       6,766      12,833
 Provision for writedown of investments .       --       (16,183)     (1,625)     (1,250)       --          --          --
 Interest expense .......................     29,527      23,983      21,788      28,808      26,708      20,054      21,500
 Interest income ........................      2,505       2,000       1,738       2,843       2,076       1,594       1,491
 Income (loss) before income taxes and
  equity in operations of joint ventures      27,224     (27,361)    (16,021)    (65,572)    (56,397)    (25,113)      6,684
 Provision (benefit) for income taxes ...      9,607      (6,878)     (1,730)    (22,305)    (18,973)     (8,296)      1,833
 Equity in operations of joint ventures .     12,259       9,059       5,544       5,402       5,528       5,493       1,136
 Extraordinary loss--net of tax benefit .       --          --          --          --          --          --        (2,661)
 Net income (loss) (1) ..................  $  29,876   $ (11,424)  $  (8,747)  $ (37,865)  $ (31,896)  $ (11,324)  $   3,326
                                           =========   =========   =========   =========   =========   =========   =========
 Earnings (loss)--per common share:
 Income (loss) before extraordinary loss   $    0.94   $   (0.36)  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.19
 Extraordinary loss--net of tax benefit        --          --          --          --          --          --          (0.08)
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Net income (loss) ......................  $    0.94   $   (0.36)  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.11
                                           =========   =========   =========   =========   =========   =========   =========
 Supplementary net income (loss)
  per common share (2) ..................       --          --          --          --     $   (0.71)       --     $    0.17
                                           =========   =========   =========   =========   =========   =========   =========
 Weighted average shares outstanding ....     31,934      31,654      30,590      30,417      30,745      30,658      31,420
                                           =========   =========   =========   =========   =========   =========   =========
 Cash dividends declared per common
  share .................................  $    0.14   $    0.14        --          --          --          --          --
                                           =========   =========   =========   =========   =========   =========   =========
Other Data:
Cash flows provided (used) by:
 Operating activities ...................  $  55,727   $  11,986   $  31,415   $   1,647   $  (4,817)  $   2,154   $ (20,360)
 Investing activities ...................    (10,090)    (13,624)    (20,601)      9,739      (9,743)      8,602      43,533
 Financing activities ...................    (40,883)     (7,670)     17,657     (24,910)     15,332     (13,610)    (11,060)
 Cash dividends received from joint
  ventures ..............................      5,880        --        11,823       2,477         539         539         368
 EBITDA (3) .............................     97,214      49,434      50,255      28,556      14,291      13,901      39,537
 Cash earnings (4) ......................     61,807      25,451      16,644      (2,729)    (12,956)     (6,692)     17,669
 Capital expenditures:
  Vessel purchases ......................       --        15,466      28,374      12,614      27,618      19,612      14,784
  Routine fleet expenditures ............     10,770       7,158       8,174       2,704      10,522         192         125
Balance Sheet Data (at end of period):
 Cash and cash equivalents ..............  $  26,158   $  16,850   $  45,321   $  31,797   $  32,569   $  28,943   $  44,682
 Vessels and other property-net .........    499,010     458,564     453,683     400,998     368,441     383,363     298,184
 Investments in, and advances to, joint
  ventures ..............................     74,894      78,492      77,802      81,868      84,915      83,529      88,708
 Total assets ...........................    678,618     644,443     671,516     605,132     565,486     560,700     519,146
 Total debt (5) .........................    274,816     276,755     297,627     272,139     283,866     256,144     259,280
 Total stockholders' equity .............    229,551     218,391     220,026     179,676     145,195     165,436     149,287


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                                                               For the
                                                                                             Nine Months
                                                 For the Years Ended December 31,        Ended September 30,
                                            -----------------------------------------    -------------------
                                             1991     1992     1993     1994     1995      1995       1996
                                             ----     ----     ----     ----     ----      ----       ----
Fleet Operating Data (at end of period):
  International Fleet:
  Number of wholly owned vessels .......       14       14       17       17       17        16         17
  Number of vessels owned by joint
   ventures ............................        8       11       11       10       10        10          8
  Number of vessels chartered-in .......        4        3        5        5        4         5          4
  Total number of vessels ..............       26       28       33       32       31        31         29
  Dwt of wholly owned vessels ..........      920      927    1,504    1,504    1,377     1,347      1,176
  Dwt of vessels owned by joint ventures      769    1,158    1,189    1,194    1,194     1,194      1,084
  Dwt of chartered-in vessels ..........      305      268      361      462      406       462        406
  Total dwt of vessels owned (6) .......    1,689    2,085    2,693    2,698    2,571     2,541      2,260
  Average age of fleet (6) .............      9.0      9.3     11.2     12.0     12.8      12.9       13.3
  Number of vessels with over one year
   remaining on time charters ..........        8        8        8        6        7         3          5
  Number of vessels on order (end
   of period) ..........................        4        2        1        1        1         1          1
  U.S. Fleet: ,(7)
  Total number of vessels owned ........       15       15       14       11       11        11          6
  Total dwt of vessels owned ...........      714      714      674      559      559       559        318
  Average age of fleet .................     14.9     15.9     15.7     15.0     16.0      16.0       17.9
  Number of vessels with over one year
   remaining on time charters ..........        4        4        3        3        5         5          1


----------
(1) The Company's results of operations for the four years ended December 31, 1995 and for the nine months ended September 30, 1995 and September 30, 1996 were adversely affected by economic weakness in several regions throughout the world, including, in particular, the United States, Western Europe and Japan, and by the oversupply of vessels relative to demand. See "Risk Factors."

(2) Supplementary net income (loss) per common share has been calculated assuming that $75 million of proceeds from the sale of 9,375,000 shares of Common Stock had been used to acquire at par $75 million of Senior Notes as of January 1, 1995 resulting in a decrease in interest expense, net of write-off of deferred financing costs and income taxes, of $3.6 million and $3.4 million for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively.


(3) EBITDA is defined as income before interest expense, income taxes, depreciation and amortization, gain (loss) on disposal of assets-net, provisions for losses, provision for writedown of investments, other-net, equity in operations of joint ventures, plus dividends received from joint ventures. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(4) Cash earnings represents income (loss) before income taxes and equity in operations of joint ventures, before depreciation and amortization, gain
     (loss) on disposal of assets-net, provisions for losses, provision for writedown of investments and other-net. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(5) On July 12, 1996, OMI completed a cash tender offer for the purchase at par of its Senior Notes. Of the $136.9 million aggregate amount of Senior Notes outstanding, $130.1 million was tendered and $6.8 million remain outstanding. An extraordinary loss (net of the tax benefit) of approximately $3 million or $0.10 per share was recorded in the third quarter for the extinguishment of debt.


(6) Calculations include vessels owned by joint ventures, but do not include vessels chartered-in.

(7) Amounts include two vessels on long-term lease until they were purchased in June 1995 and February 1996.


--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a description of other factors affecting the business of the Company generally.

     This Prospectus contains forward looking statements within the meaning of
Section 27A of the Securities Act relating to prospects and performance of the Company and the international tanker market, particularly in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--The International Tanker Market." Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. The Company's actual results could differ materially from those anticipated depending on, among other things, the overall level of economic activity in the Company's major markets and the other factors described below.

Net Losses for the Past Two Fiscal Years


     The Company incurred operating losses of $48.1 million and $38.7 million for the years ended December 31, 1994 and 1995, respectively, and net losses of $37.9 million and $31.9 million for the years ended December 31, 1994 and 1995, respectively. Although the Company had an operating income of $15.1 million and a net income of $3.3 million for the nine months ended September 30, 1996, there can be no assurance that the Company's operating results will continue to be positive in the future. See "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Refinancing Risk

     The Company is required to repay its Credit Agreement with Den Norske Bank ASA and Nederlandse Scheepshypotheekbank N.V. (the "Credit Agreement") in full within 120 days after the closing of the Offerings. As of November 15, 1996, the Company had $142.8 million outstanding under the Credit Agreement. After giving effect to the proposed reduction of up to $75 million in borrowings under the Credit Agreement using the proceeds of the Offerings, the Company will not be able to satisfy its repayment obligations under the Credit Agreement using available cash and will be required to refinance the borrowings that remain outstanding or to sell assets to meet its obligations. There can be no assurance that the Company will have the ability to borrow the amounts required under attractive terms or at all. Failure to obtain any necessary refinancing would result in a default under the provisions of the Credit Agreement.


Fleet Concentration in Crude and Petroleum Product Carriers; Highly Cyclical Nature of the Tanker Industry

     Approximately 90% of the Company's operating fleet (on a dwt basis) consists of crude oil and refined oil product carriers. As a result, the Company's business is more sensitive to changes in factors affecting the petroleum business and the transportation of crude oil and refined oil products than other commodities. The tanker industry is highly cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity due to the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. Because of the many factors influencing the supply of and demand for vessel capacity, the nature, timing and degree of changes in tanker industry conditions are also unpredictable. Any decrease in global or regional shipments of crude oil or products could have a material adverse effect on the Company. See "Business--The International Tanker Market-Supply" and "--Demand."

Dependence on Spot Voyages


     The Company is currently heavily dependent upon spot voyages. As at November 15, 1996, approximately 65% of the Company's operating fleet (measured in dwt) was in the spot market. See "Business--The Company's Fleet." Although some element of dependence on the spot charter market is typical in all segments of the liquid and dry bulk industry, the spot charter market is highly competitive and spot charter rates are subject to significant fluctuations. There can be no assurance that spot charters will be available at rates that will be sufficient to enable the Company's vessels to be operated profitably. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--The International Tanker Market."

Access to Capital

     The Company intends to continue to acquire newbuildings and secondhand vessels when market conditions are advantageous. See "Business--Business Strategy." Such vessel acquisitions will require significant amounts of additional capital. While the Company believes that the strengthening of its balance sheet through the Offerings will make it possible for the Company to borrow sufficient capital to fund its proposed vessel acquisition program, there can be no assurance that the Company will have the ability to borrow the amounts it requires on attractive terms or at all. If financing were not to be available, the Company could be forced to curtail its vessel acquisition program. See "Business--Business Strategy."

Substantial Leverage

     The shipping industry is capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. Lenders to the Company typically impose financial and other covenants that restrict the operating flexibility of the Company. For example, the Company's credit agreements impose operating and financial restrictions on the Company which affect, and in many respects significantly limit or prohibit, the ability of the Company to, among other things, incur additional indebtedness, create liens, sell capital stock of subsidiaries, make capital expenditures, acquire vessels or pay dividends. The Company's credit agreements also bear interest at variable rates causing the Company to be sensitive to changes in prevailing interest rates. See "Description of Certain Indebtedness."

     The degree to which the Company is leveraged could have important consequences to common stockholders, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures and vessel acquisitions may be impaired; (ii) a substantial portion of the Company's cash flow from operations may have to be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Company's leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures and (iv) increased interest expense from rising interest rates could have a material adverse effect on the Company.

Environmental Regulation


     The Company's operations are affected by international, national and local environmental protection laws, regulations, treaties and conventions in force in the countries in which the Company's vessels operate as well as the countries of their registration. Compliance with such laws and regulations entails additional expense, including vessel modifications and changes in operating procedures. The Company believes that compliance has not had and is not expected to have a material adverse effect upon its competitive position; however, the Company's financial position, value and useful life of its vessels and results of operations may be affected by environmental laws and regulations currently in effect or which may be adopted. In addition, all vessel owners shipping oil or hazardous materials to, from or within the United States are subject to regulations effectively imposing unlimited liability in the event of a catastrophic oil spill resulting from gross negligence, wilful misconduct or violation of any federal operating or safety standard. While the Company maintains insurance at levels it believes prudent, the claim from a catastrophic spill could exceed the insurance coverage available and therefore have a material adverse effect on the Company. See "Business--Environmental Regulations."


Factors Affecting Implementation of Strategy

     The Company's business strategy depends on adjustments in its vessel asset mix through newbuildings, the purchase and use of secondhand vessels and the disposition of vessels that no longer fit its desired asset mix. See "Business--Business Strategy." Although the Company seeks to purchase and sell at optimal times to implement its strategy, there can be no assurance that it will correctly gauge the markets. In addition, the following factors may affect the Company's ability to implement its strategy.

   Newbuildings

     The Company has entered into a letter of intent with a shipyard for the construction of two Suezmaxes with options for two more. See "Recent Developments." There can be no assurance that such letter of intent will lead to finalized contracts or that, once executed, any such contract will be fully performed by all parties involved. In addition, the Company is obligated under the terms of the Credit Agreement to obtain the consent of its creditors before undertaking any newbuilding program. In the event that the Company does not enter into newbuilding contracts as contemplated by current negotiations, there can be no assurance that alternate shipyards will have the capacity to undertake newbuildings or be willing to do so at a desirable price. If the Company does enter into a contract for a newbuilding, it is typically required to expend substantial sums in the form of progress payments during the construction of the vessel. The Company does not, however, derive any revenue from vessels under construction until after delivery. Moreover, if the shipyard were unable to complete the contract or if the Company were unable to obtain financing required to complete payments on any of its newbuilding orders, the Company could effectively forfeit all or a portion of the progress payments previously made with respect to such contract. There can be no assurance that market conditions will justify such expenditures or enable the Company to operate its vessels profitably.

   Operation of Secondhand and Older Vessels

     The Company's domestic fleet includes five tankers over 15 years of age and its international fleet includes seven tankers over 15 years of age, all of which were acquired secondhand. The economic lives of properly maintained tankers are estimated by the Company to be approximately 20-25 years. A majority of the Company's Suezmax tankers is older than 20 years and it is expected that they will have to be replaced within 3 to 5 years in order to maintain fleet size. See "Business--The Company's Fleet." In general, expenditures necessary for maintaining a vessel in good operating condition increase with age. Costs associated with changing technology, cargo insurance rates and environmental and other regulatory compliance requirements typically increase with a vessel's age. See "Business--Environ-mental Regulation" and "--The International Tanker Market--Supply--Aging." While the Company inspects any secondhand vessel prior to purchase, such an inspection would normally not provide the Company with as much knowledge as to the condition of the vessel as the Company would possess if the vessel had been built for the Company and operated by it during the life of the vessel. There is no assurance that market conditions will justify such expenditures or enable the Company to operate its vessels profitably during the remainder of their economic lives.

   Disposition of Certain Vessels

     The Company intends to dispose of vessels which do not fit its desired asset mix as long as it perceives advantageous opportunities to do so. Due to the limited number of buyers of U.S. flag vessels, the Company is frequently required to reflag its U.S. flag vessels or to sell them into the international market. Such reflagging or foreign sale requires governmental approvals. There can be no assurance that any efforts by the Company to reflag or sell its U.S. vessels will be successful.

Market Value of Vessels

     The market value of tankers can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. See "Business--The International Tanker Market." Declining vessel values could affect the Company's ability to raise cash and thereby adversely impact the Company's liquidity. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." In addition, declining vessel values could result in a breach of certain loan covenants, which could give rise to events of default under the relevant financing agreements. There can be no assurance that the market value of the Company's fleet will not further decline. See "Business--The International Tanker Market--Supply" and "Business-- The International Tanker Market--Demand."

Seasonal Variations in Operating Results

     The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, spot rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, the Company's revenues have historically been weaker during its second quarter and such variations are likely to continue into the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Competition

     The Company obtains employment for its vessels in a highly competitive market. Competition arises primarily from other tanker owners (including major oil companies as well as independent companies). The Company's market share is insufficient to enforce any degree of pricing discipline in the markets in which the Company competes. See "Business--Competition" and "--Business Strategy."

Permits

     The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depends upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel and the status of the Company as owner or charterer. The Company believes that it has or can readily obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the operations of the Company. See "Business--International Tanker Market--Supply," "--Aging" and "--Regulation."

Restrictions on Foreign Ownership

     U.S. law requires that, to be eligible for U.S. coastwise trade, a corporation owning a vessel must be at least 75% U.S. owned. In order to assure compliance with this citizenship requirement, the Board of Directors has adopted a requirement that 90% of the outstanding shares of common stock of the Company be held by U.S. citizens. Therefore, if the percentage of outstanding shares of common stock of the Company held by non-U.S. citizens reaches 10%, holders will have no right to sell additional shares to non-U.S. citizens. Any purported transfer of shares in violation of these provisions will be ineffective to transfer the shares or any voting, dividend or other rights in respect thereof. The minimum percentage which must be held by U.S. citizens will be reduced to 77% following completion of the Offerings. See "Description of Capital Stock--Qualifications for Ownership and Transfer of Shares."

Risk of Loss and Insurance

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages, business interruptions due to political action and other circumstances or events. Furthermore, the carriage of crude oil and other liquid cargo is subject to the risk of spills. Any such event may result in significant liability in excess of insurance coverage, loss of revenues or increased costs.

     The Company believes that its current insurance coverage is adequate. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations have resulted in increased costs, and may result in further increased costs for, or the lack of availability of, insurance against the risks of pollution.

                                 USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered hereby are estimated to be approximately $96 million (before deduction of the underwriting discount and estimated expenses of the Offerings) ($110.4 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use up to $75 million to reduce the $142.8 million outstanding under the Credit Agreement, which initially bears interest at a rate of LIBOR + 13 @4% and matures January 1998. The Credit Agreement was used to fund the purchase of substantially all of its Senior Notes, finance the purchase of a vessel and refinance secured indebtedness on two vessels and certain other existing indebtedness.


     The Company also plans to use approximately $21 million of the net proceeds of the Offerings to partially finance the purchase price of new Suezmax tankers. The Company has entered into a letter of intent with a shipyard for the construction of two Suezmax tankers with options for two more. Each Suezmax tanker will cost between $50 and $55 million. The obligations of the Company and the shipbuilder to proceed with construction are dependent upon the successful completion of the Offerings. The Company expects to finance the balance of the purchase price through new borrowings, none of which has yet been obtained. Finally, the Company may also use a portion of the net proceeds to acquire quality secondhand tonnage for its international fleet.

     Pursuant to the Credit Agreement, the Company is obligated to repay indebtedness outstanding thereunder within 120 days of the receipt of proceeds of the Offerings. After giving effect to the proposed reduction in borrowings under the Credit Agreement using the proceeds of the Offerings, the Company will be required to refinance the balance then outstanding under the Credit Agreement. Failure to obtain such refinancing would result in a default under the provisions of the Credit Agreement. See "Risk Factors--Refinancing Risk."

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "OMM." The following table sets forth, for the periods indicated, the price range of high and low sales prices for the Common Stock as reported on the New York Stock Exchange.

                                                             Common Stock
                                                        -----------------------
                                                        High              Low
                                                        ----              ---
     1994
       First Quarter (from March 2, 1994)                $8              $6 1/4
       Second Quarter                                   7 1/8               6
       Third Quarter                                    6 7/8             5 1/4
       Fourth Quarter                                   6 3/4             5 7/8

     1995
       First Quarter                                    6 1/2               5
       Second Quarter                                     7               5 1/4
       Third Quarter                                    8 3/4             6 5/8
       Fourth Quarter                                     7               5 3/8

     1996
       First Quarter                                    8 1/8             5 5/8
       Second Quarter                                   8 7/8             7 1/2
       Third Quarter                                    8 3/4             6 7/8


       Fourth Quarter (through November 15, 1996)       7 3/4             6 3/8

On November 15, 1996 the last reported sale price of the Common Stock was $7 1/2 per share.


                                 DIVIDEND POLICY

     The Company's current policy is not to pay dividends, but to retain cash for use in its business. Any determination to pay dividends in the future will be at the discretion of 66 2/3% of the Company's Board of Directors and will be dependent upon OMI's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. Currently, the payment of dividends is prohibited by the terms of the Credit Agreement.

                                    DILUTION


     The Company's net tangible book value at September 30, 1996 was $135.9 million or $4.36 per share of Common Stock. Without taking into account any changes in net tangible book value after June 30, 1996, other than to give effect to the sale by the Company of 12,000,000 shares of Common Stock offered pursuant to the Offerings (at an assumed initial public offering price of $8.00 per share), the Company's pro forma net tangible book value at September 30, 1996 would have been $231.9 million, or $5.37 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.01 per share to existing shareholders and an immediate dilution in net tangible book value of $2.63 per share to new investors purchasing shares in the Offerings. The following table illustrates the per share dilution:

Assumed initial public offering price per share(1) ..........              $8.00
Net tangible book value per share before the Offerings(2) ...    $4.36
Increase per share in net tangible book value attributable
  to new investors ..........................................     1.01
                                                                 -----
  Pro forma net tangible book value per share after the
    Offerings ...............................................
  Dilution to new investors(3) ..............................               5.37
                                                                           -----
                                                                           $2.63
                                                                           =====
----------
(1) Before deducting underwriting discount and estimated expenses of the Offerings.
(2) Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less liabilities) by the number of shares of Common Stock outstanding as of September 30, 1996.

(3) Dilution is determined by subtracting pro forma net tangible book value per share after the Offerings from the amount of cash paid by a new investor for a share of Common Stock.

     The foregoing table assumes no exercise of outstanding stock options after September 30, 1996. At September 30, 1996, 1,239,000 shares of Common Stock were subject to outstanding options, at a weighted average exercise price of $6.14 per share. To the extent these options are exercised there will be further dilution to new investors. See Note 7 of Consolidated Financial Statements.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at September 30, 1996, (i) on an actual basis and (ii) pro forma as adjusted to give effect to the sale of the 12,000,000 shares of Common Stock offered by the Company and the application by the Company of the net proceeds therefrom (before deduction of the underwriting discount and estimated expenses of the Offerings). This table should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto set forth elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                          September 30, 1996
                                                      --------------------------
                                                             (unaudited)
                                                       (dollars in thousands)
                                                                    Pro Forma
                                                        Actual    As Adjusted(1)
                                                      ---------   --------------
Cash and cash equivalents ..........................  $  44,682     $ 54,682
Construction in progress--newbuildings program(2) ..       --         11,000
                                                      =========       ======
Short-term debt (including current maturities):
 Credit agreement ..................................  $  15,000       15,000
 Other current obligations .........................      5,973        5,973
                                                      ---------       ------
Total short-term debt ..............................     20,973       20,973
                                                      ---------       ------
Long-term debt:
 Senior notes ......................................      6,827        6,827
 Credit agreement ..................................    145,923       70,923
 Other long-term debt ..............................     85,557       85,557
                                                      ---------       ------
Total long-term debt ...............................    238,307      163,307
                                                      ---------       ------
Total debt .........................................    259,280      184,280
                                                      ---------       ------
Stockholders' equity:
 Common stock, $0.50 par value; 80,000,000 shares
   authorized; 31,150,515 issued and outstanding;
   43,150,515 issued and outstanding, as adjusted ..     15,575       21,575
 Capital surplus ...................................    132,130      222,130
 Retained deficit ..................................     (1,939)      (1,939)
 Cumulative translation adjustment .................      4,912        4,912
 Unearned compensation-restricted stock ............     (1,110)      (1,110)
 Unrealized loss on securities-net of deferred
   income taxes ....................................        (61)         (61)
 Treasury stock ....................................       (220)        (220)
                                                      ---------       ------
  Total stockholders' equity .......................    149,287      245,287
                                                      ---------       ------
   Total capitalization ............................  $ 408,567     $429,567
                                                      =========      =======

----------
(1) The Pro Forma As Adjusted amounts give effect to the Offerings and the application of the net proceeds thereof as if it had occurred on September 30, 1996.
(2) Does not give effect to additional borrowings which will be required in order to finance the balance of the purchase price for anticipated construction costs.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     Set forth below are selected consolidated financial and other data of the Company for the five years ended December 31, 1995 and the unaudited financial and other data for the nine months ended September 30, 1995 and September 30, 1996, which have been derived from the Company's consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of financial position at September 30, 1995 and September 30, 1996 and results of operations and cash flows for the nine months ended September 30, 1995 and September 30, 1996. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations that may be expected for the entire year 1996. The data below should be read in conjunction with the consolidated financial statements and the notes thereto for the three years ended December 31, 1995, the report of Deloitte & Touche LLP, independent auditors, with respect to the financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" that appear elsewhere in this Prospectus.



                                                                                                              For the
                                                                                                            Nine Months
                                                        For the Years Ended December 31,                Ended September 30,
                                           ---------------------------------------------------------   ---------------------
                                              1991        1992        1993        1994        1995        1995        1996
                                              ----        ----        ----        ----        ----        ----        ----
Income Statement Data:                         (dollars, shares outstanding and dwt in thousands, except per share data)
 Total revenues .........................  $ 284,758   $ 265,529   $ 270,479   $ 266,796   $ 239,880   $ 180,284   $ 181,719
 Net voyage revenues ....................    107,926      66,357      56,058      44,217      24,397      21,953      44,872
 Operating expenses:
  Vessel and voyage .....................    172,876     193,487     209,722     217,140     208,192     153,971     130,574
  Depreciation and amortization .........     34,688      35,483      35,441      37,770      34,734      26,070      23,818
  Operating lease .......................      6,449       6,473       6,666       6,400       4,938       3,789         755
  Provision for losses:
    Impaired value of vessels ...........       --          --          --        14,798       8,707        --          --
    Lease obligation ....................       --          --          --        19,800       6,687        --          --
 General and administrative .............     16,032      17,891      16,748      18,972      15,303      10,953      11,425
 Total operating expenses ...............    230,045     253,334     268,577     314,880     278,561     194,783     166,572
 Operating income (loss) ................     54,713      12,195       1,902     (48,084)    (38,681)    (14,499)     15,147
 Gain (loss) on disposal of assets-net ..        105      (1,146)      4,401      10,222       5,647       6,766      12,833
 Provision for writedown of investments .       --       (16,183)     (1,625)     (1,250)       --          --          --
 Interest expense .......................     29,527      23,983      21,788      28,808      26,708      20,054      21,500
 Interest income ........................      2,505       2,000       1,738       2,843       2,076       1,594       1,491
 Income (loss) before income taxes and
  equity in operations of joint ventures      27,224     (27,361)    (16,021)    (65,572)    (56,397)    (25,113)      6,684
 Provision (benefit) for income taxes ...      9,607      (6,878)     (1,730)    (22,305)    (18,973)     (8,296)      1,833
 Equity in operations of joint ventures .     12,259       9,059       5,544       5,402       5,528       5,493       1,136
 Extraordinary loss--net of tax benefit .       --          --          --          --          --          --        (2,661)
 Net income (loss) (1) ..................  $  29,876   $ (11,424)  $  (8,747)  $ (37,865)  $ (31,896)  $ (11,324)  $   3,326
                                           =========   =========   =========   =========   =========   =========   =========
 Earnings (loss) per common share:
  Income (loss) before extraordinary loss  $    0.94   $   (0.36)  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.19
  Extraordinary Loss-net of tax benefit .       --          --          --          --          --          --         (0.08)
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
 Net income (loss) ......................  $    0.94   $   (0.36)  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.11
                                           =========   =========   =========   =========   =========   =========   =========
 Supplementary net income (loss)
 per common share (2) ...................       --          --          --          --     $   (0.71)       --     $    0.17
                                           =========   =========   =========   =========   =========   =========   =========
 Weighted average shares outstanding ....     31,934      31,654      30,590      30,417      30,745      30,658      31,420
                                           =========   =========   =========   =========   =========   =========   =========
 Cash dividends declared per common
  share .................................  $    0.14   $    0.14        --          --          --          --          --
                                           =========   =========   =========   =========   =========   =========   =========
Other Data:
Cash flows provided (used) by:
 Operating activities ...................  $  55,727   $  11,986   $  31,415   $   1,647   $  (4,817)  $   2,154   $ (20,360)
 Investing activities ...................    (10,090)    (13,624)    (20,601)      9,739      (9,743)      8,602      43,533
 Financing activities ...................    (40,883)     (7,670)     17,657     (24,910)     15,332     (13,610)    (11,060)
 Cash dividends received from joint
  ventures ..............................      5,880        --        11,823       2,477         539         539         368
 EBITDA (3) .............................     97,214      49,434      50,255      28,556      14,291      13,901      39,537
 Cash earnings (4) ......................     61,807      25,451      16,644      (2,729)    (12,956)     (6,692)     17,669
 Capital expenditures:
  Vessel purchases ......................       --        15,466      28,374      12,614      27,618      19,612      14,784
  Routine fleet expenditures ............     10,770       7,158       8,174       2,704      10,522         192         125
Balance Sheet Data (at end of period):
 Cash and cash equivalents ..............  $  26,158   $  16,850   $  45,321   $  31,797   $  32,569   $  28,943   $  44,682
 Vessels and other property-net .........    499,010     458,564     453,683     400,998     368,441     383,363     298,184
 Investments in, and advances to, joint
  ventures ..............................     74,894      78,492      77,802      81,868      84,915      83,529      88,708
 Total assets ...........................    678,618     644,443     671,516     605,132     565,486     560,700     519,146
 Total debt (5) .........................    274,816     276,755     297,627     272,139     283,866     256,144     259,280
 Total stockholders' equity .............    229,551     218,391     220,026     179,676     145,195     165,436     149,287




                                                                                             For the
                                                                                           Nine Months
                                               For the Years Ended December 31,        Ended September 30,
                                           ----------------------------------------    --------------------
                                           1991     1992     1993     1994     1995     1995         1996
                                           ----     ----     ----     ----     ----     ----         ----
Fleet Operating Data (at end of period):
 International Fleet:
 Number of wholly owned vessels ........     14       14       17       17       17       16           17
 Number of vessels owned by joint
 ventures ..............................      8       11       11       10       10       10            8
 Number of vessels chartered-in ........      4        3        5        5        4        5            4
 Total number of vessels ...............     26       28       33       32       31       31           29
 Dwt of wholly owned vessels ...........    920      927    1,504    1,504    1,377    1,347        1,176
 Dwt of vessels owned by joint ventures     769    1,158    1,189    1,194    1,194    1,194        1,084
 Dwt of chartered-in vessels ...........    305      268      361      462      406      462          406
 Total dwt of vessels owned (6) ........  1,689    2,085    2,693    2,698    2,571    2,541        2,260
 Average age of fleet (6) ..............    9.0      9.3     11.2     12.0     12.8     12.9         13.3
 Number of vessels with over one year
  remaining on time charters ...........      8        8        8        6        7        3            5
 Number of vessels on order (end
 of period) ............................      4        2        1        1        1        1            1
 U.S. Fleet: (7 )
 Total number of vessels owned .........     15       15       14       11       11       11            6
 Total dwt of vessels owned ............    714      714      674      559      559      559          318
 Average age of fleet ..................   14.9     15.9     15.7     15.0     16.0     16.0         17.9
 Number of vessels with over one year
  remaining on time charters ...........      4        4        3        3        5        5            1

----------
(1) The Company's results of operations for the four years ended December 31, 1995 and for the nine months ended September 30, 1995 and September 30, 1996 were adversely affected by economic weakness in several regions throughout the world, including, in particular, the United States, Western Europe and Japan, and by the oversupply of vessels relative to demand. See "Risk Factors."

(2) Supplementary net income (loss) per common share has been calculated assuming that $75 million of proceeds from the sale of 9,375,000 shares of Common Stock had been used to acquire at par $75 million of Senior Notes as of January 1, 1995 resulting in a decrease in interest expense, net of write-off of deferred financing costs and income taxes, of $3.6 million and $3.4 million for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively.


(3) EBITDA is defined as income before interest expense, income taxes, depreciation and amortization, gain (loss) on disposal of assets-net, provisions for losses, provision for writedown of investments, other-net, equity in operations of joint ventures, plus dividends received from joint ventures. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(4) Cash earnings represents income (loss) before income taxes and equity in operations of joint ventures before depreciation and amortization, gain
     (loss) on disposal of assets-net, provisions for losses, provision for writedown of investments and other-net. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(5) On July 12, 1996, OMI completed a cash tender offer for the purchase at par of its Senior Notes. Of the $136.9 million aggregate amount of Senior Notes outstanding, $130.1 million was tendered and $6.8 million remain outstanding. An extraordinary loss (net of the tax benefit) of approximately $3 million or $0.10 per share was recorded in the third quarter for the extinguishment of debt.


(6) Calculations include vessels owned by joint ventures, but do not include vessels chartered-in.

(7) Amounts include two vessels on long-term lease until they were purchased in June 1995 and February 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION

     The following presentation of management's discussion and analysis of OMI's financial condition and results of operations should be read in conjunction with the consolidated financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Prospectus and in the Company's Form 10-K and Form 10-Qs, incorporated herein by reference. The following presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

General

   Overview

     The Company is the second largest, measured by dwt, publicly traded bulk shipping company headquartered in the United States and provides seaborne transportation services for crude oil, petroleum products and dry bulk products (primarily iron ore, coal and grain) in the tanker and dry bulk markets. The charter rates that the Company is able to obtain for its vessels are determined in a highly competitive market. Historically, the industry has been cyclical, experiencing significant swings in profitability and asset values resulting from changes in the supply of and demand for vessels. The Company's future operating results will be subject to a number of uncertainties, many of which reflect the cyclical nature of the industry.

     Beginning in the late 1980's, new tonnage was delivered into an improving tanker market. At the same time, a strong tanker market discouraged scrapping of older vessels. In 1992, as a result of the increased supply of new tonnage in the tanker market combined with a global recession, tanker rates declined. Beginning in mid-1995, rates in the tanker market have been improving as a result of increased demand due to higher economic growth and low oil inventories. Management believes rates will continue to improve into 1997, although there is no assurance this will occur.

     Over the past several years the Company has developed a strategy designed to capitalize on the strengths of OMI, the compelling industry dynamics in the international tanker market and the competitive advantages of operating large and concentrated fleets. The Company has been implementing several key strategic initiatives, including (i) refocusing its operations from the U.S. flag domestic market to the international tanker market; (ii) developing large and concentrated fleets of Suezmax tankers and product carriers; (iii) reducing vessel operating and corporate overhead costs by streamlining the U.S. fleet;
(iv) continuing its commitment to the highest quality fleet and management; and
(v) managing the spot versus time charter mix of its vessels.

     Results in past years have suffered primarily as a result of the decline in net voyage revenues earned by the U.S. flag fleet, impairment charges for vessels and the weak international rate environments for tankers. The main factor keeping the Company from profitable operations was a decline in net voyage revenues, which equals voyage revenues minus vessel and voyage expenses. The reduction in net voyage revenues is primarily attributable to U.S. flag operations. Since 1994, U.S. flag operations have generated insufficient voyage revenue to cover its operating costs and contribute to debt service. In 1994, losses were compounded by provisions for losses for the impairment of vessel values and the impairment reserve of the lease obligation. The Company has sold U.S. flag assets which were not profitable and applied the proceeds to the repayment of debt. Consequently, the Company will not continue to incur losses from the operation of these vessels. Interest expense has also been a significant factor in the Company's losses. Management intends to reduce interest expense in the future through application of a portion of the proceeds of the public offering to lessen debt and through the sale of assets which are not strategic to the Company's operations.

     Specifically, U.S. results were adversely affected by the lay up status of the OMI Columbia and unprofitable operations of the OMI Hudson and the OMI Dynachem. After being in lay up for a significant amount of time from 1993-1995, the OMI Columbia, OMI's largest domestic vessel, began operating under a long-term charter which expires in December 2002. In August 1996, the OMI Hudson and OMI

Dynachem were disposed of in a transaction with Hvide. The Company has evaluated whether it would be benefited by reflagging its operating U.S. flag vessels and has concluded that it would not be. Existing time charters which require U.S. flag registry, difficulties of obtaining the requisite U.S. Maritime Administration approvals and the advanced age of the vessels make them more valuable in U.S. flag than in foreign flag.


     Operating results improved in 1996 for OMI's 83 percent owned subsidiary, OMI Petrolink Corporation ("Petrolink"), a major provider of lightering services to tankers importing crude oil into the Gulf of Mexico. In 1995, increased competition in the lightering business caused a decrease in both volume and rates which resulted in operating losses. The Company reduced the number of vessels it charters from six to three, renegotiated the rates paid for the ships it charters-in and increased utilization of its supply boats, resulting in a profit before taxes of $11.7 million for the nine months ended September 30, 1996. Included in that profit is a gain of $9.7 million from the sale of three supply boats which no longer fit Petrolink's operating strategy.


     As part of its effort to return itself to profitability, management has developed a program to be implemented over time to reduce its overhead and vessel operating costs. In 1994, management instituted a voluntary separation program which reduced staff personnel and associated benefits; management has reduced or eliminated annual increases in compensation and benefit programs and has required employee contributions to pension and health programs. The Company anticipates there will be ongoing efforts to reduce administrative costs through staff reductions and less dependency on vendors. The Company has recently negotiated a multi-year insurance program for general insurance, which will lessen future increases.

     Vessel operating costs are primarily composed of wages, insurance and vessel stores. Insurance premiums for vessels were recently fixed for three years which will lessen increases in future payments. The Company has negotiated a contract with its union personnel which reduces the rate of wage escalation from 1996 through 1999. The Company is currently evaluating programs to reduce vessel stores and inventory expense. Operating costs are affected by the vessels' trading patterns. The Company believes its actions have reduced the rate of escalation in its operating costs.


     The Company operates its tankers in markets that have historically exhibited seasonal variations in demand. Typically, rates in the tanker market increase in the third and fourth quarters due to increases in demand for oil.


Results of Operations

     Results of operations of OMI include operating activities of the Company's domestic and foreign vessels. The discussion that follows explains the Company's operating results in terms of net voyage revenue, because fluctuations in voyage revenues and expenses occur based on the nature of a charter. The Company's vessels currently operate, or have operated in prior years, on time, bareboat or voyage ("spot") charters. Each type of charter denotes a method by which revenues are recorded and expenses are allocated. Under a time charter, revenue is measured based on a daily or monthly rate and the charterer assumes certain operating expenses, such as fuel and port charges. Under a bareboat charter, the charterer assumes all operating expenses. The revenue rate is likely to be lower than a time charter since the costs are assumed by the charterer. Under a voyage charter, revenue is calculated based on the amount of cargo carried, most expenses are for the shipowner's account and the length of the charter is one voyage. Revenue may be higher in the spot market as the owner is responsible for most of the costs of the voyage. Other factors affecting net voyage revenue for voyage charters are waiting time between cargoes, port costs, fuel price and consumption.

     Vessel expenses included in net voyage revenue discussed above include operating expenses such as crew payroll/benefits/travel, stores expense, maintenance and repair expense, drydock expense, insurance expense and miscellaneous vessel expenses. These expenses are a function of the fleet size, utilization levels for certain expenses and requirements under laws, by charterers and Company standards. Insurance expense varies with the overall insurance market conditions as well as the insured's loss record, level of insurance and desired coverage.

   Nine Months Ended September 30, 1996 versus September 30, 1995

     Voyage Revenues less Vessel and Voyage Expenses. Net voyage revenues of $44.9 million for the nine months ended September 30, 1996 increased $22.9 million, or 104 percent as compared to net voyage revenues of $22.0 million for the nine months ended September 30, 1995. The net increase was primarily attributable to the U.S. flag fleet, which accounted for $18.6 million of the increase. Net increases in 1996 domestic operations primarily resulted from the following: (i) the OMI Columbia operated on a time charter in 1996 at higher rates with no offhire days compared to 71 idle days in the nine months of 1995,
(ii) two vessels, the Patriot and the Courier, are currently operating on time charters with the U.S. Military Sealift Command ("MSC"); in 1995 these vessels were offhire an aggregate of 107 days while in drydock in preparation for these long-term charters, (iii) the OMI Star was purchased in June 1995, thus eliminating expenses of chartering-in this ship, (iv) the Platte earned more revenue in 1996 due to more operating days in 1996 compared to 1995 (however, the vessel has still incurred losses in 1996) and (v) results of operations of Petrolink improved in 1996.

     Net increases of $4.3 million or 19 percent in 1996 foreign net voyage revenues resulted from improved international market conditions primarily in the crude oil market. Increases in revenue were offset, however, by increases in fuel expenses as compared to the comparable nine months of 1995, and the expense of drydocking a crude carrier.

     Other Income. Other income consists primarily of management fees and dividend income earned on investments. During the nine months ended September 30, 1996, other income increased $1.9 million or 43 percent to $6.3 million from $4.4 million for the same period in 1995. The increase in 1996 was primarily from fees received from the U.S. Government for the management of ten vessels in 1996 versus six vessels in 1995. Increases were offset in part by decreases in management fees from two joint ventures, one of which is currently being managed by OMI's joint venture partner and the other of which is being managed by a contracted technical manager.

     Other Operating Expenses. The Company's operating expenses, other than vessel and voyage expenses and provision for losses, consist of depreciation and amortization, operating lease expense and general and administrative expenses. For the nine months ended September 30,1996, these expenses decreased an aggregate of $4.8 million or 12 percent. The primary reason for the decrease was the reduction of operating lease expense of $3.0 million after the purchase of the OMI Hudson from its lessor in February 1996. Depreciation expense declined by $2.3 million as a result of the writedown of the carrying value of two vessels in December 1995 to recognize impairment losses. General and administrative expenses increased by $472,000 or 4 percent due to a one time charge by Petrolink of $684,000 to incentive compensation as a result of the sale of the three supply boats by Petrolink on September 30, 1996.

     Other Income (Expense). Other income (expense) consists of gain on disposal of assets-net, provision for writedown of investments, interest expense, interest income, minority interest in (income) loss of subsidiary and other-net. The net decrease of $2.2 million or 20 percent in net other expense for the nine months ended September 30, 1996 compared to the same period in 1995 was primarily due to the increase in gain on disposal of assets. In the third quarter of 1996, the Company recognized a gain of $9.7 million from the sale by Petrolink of three supply boats. Additionally, an aggregate of $2.6 million net gains were recognized as a result of the sale of 5 vessels in 1996. In 1995, 2,503,389 shares of Noble Drilling Corporation ("Noble") stock were sold for a gain of $7.8 million which was offset by the loss on sale of a foreign vessel in June 1995 of $1.4 million. Interest expense increased by $1.4 million, or 7 percent due to the write-off of unamortized loan fees pertaining to debt secured by the HUDSON and the DYNACHEM and financing fees on lines of credit. Minority interest in income (loss) of subsidiary increased by $1.5 million primarily due to Petrolink's gain on the sale of three supply boats.

     Benefit for Income Taxes. The income tax provision of $1.8 million and benefit of $8.3 million for the nine months ended September 30, 1996 and 1995, respectively, varied from statutory rates primarily because deferred taxes are not recorded for equity in operations of joint ventures, net of dividends declared, other than Amazon Transport, Inc. ("Amazon") and White Sea Holdings, Ltd. ("White Sea") as management considers such earnings to be invested for an indefinite period.

     Equity in Operations of Joint Ventures. Equity in operations of joint ventures of $1.1 million decreased $4.4 million for the nine months ended September 30, 1996 from $5.5 million for the same period in 1995. The net decreases were primarily attributable to three joint ventures. One 49.9 percent joint venture, Geraldton Navigation Company Inc. ("Geraldton") sold a vessel in the first half of 1995. OMI's portion of the gain was $990,000. Amazon, a 49 percent owned joint venture, operates one vessel which was offhire due to drydocking an aggregate of 87 days during the nine months ended September 30, 1996. In June of 1996, OMI recorded a loss of $867,000 related to the sale of a vessel by Mosaic Alliance Corporation ("Mosaic"), a 49.9 percent owned joint venture.

   Extraordinary Loss

     In the third quarter of 1996 the Company recorded an extraordinary loss, net of tax, of $3.0 million, or $.10 per share, in connection with the repurchase of $130.1 million aggregate principal amount of its Senior Notes. See "Liquidity and Capital Resources--Financing Facilities."


   Year Ended December 31, 1995 versus December 31, 1994

     Voyage Revenues less Vessel and Voyage Expenses. Net voyage revenues of $24.4 million for the year ended December 31, 1995 decreased $19.8 million or 45 percent as compared to the year ended December 31, 1994. The net decrease was primarily attributable to the U.S. flag fleet, which accounted for $13.2 million of the decline. The net decline in the foreign fleet was $6.6 million.

     The reasons for the decline in the performance of the U.S. fleet varied:
(i) Petrolink earned approximately $4.7 million less net voyage revenue in 1995 as compared to 1994 due to depressed conditions and increased competition in the lightering market in the Gulf of Mexico; (ii) three vessels which had contributed $2 million in net voyage revenue in 1994 were sold to another U.S. shipowner in 1994;(iii) drydock expenses were greater than anticipated for four vessels; (iv) the U.S. Government program ("PL480") under which the U.S. Government sells or donates grain for export to developing countries was curtailed; and (v) business opportunities for the OMI Columbia were limited and unprofitable.

     Net voyage revenues for three domestic dry bulk carriers were down approximately $2.3 million due to the decline in the PL480 program. As the U.S. dry bulk market declined, the foreign dry bulk market rose creating an opportunity to sell the vessels in the foreign market. Consequently, the OMI Missouri was contracted for sale in the fourth quarter of 1995 and the Company agreed to swap its sister ship, the OMI Sacramento, in January 1996. Both vessels were delivered in the first quarter of 1996. The third dry bulk carrier, the Platte, was offhire 114 days in 1994 and 60 days in 1995.

     In 1995, seven of the Company's vessels were authorized to share the benefits of four Operating-Differential Subsidy ("ODS") contracts with the Marine Subsidy Board of the U.S. Department of Transportation to provide subsidy for a portion of the difference in the costs of operating a U.S. flag vessel versus a foreign vessel in foreign trades. Effective July 1, 1995, tanker and bulker subsidy rates increased from three to twelve percent per vessel over 1994 rates. In 1994, four product carriers operated in foreign markets and received benefits of ODS. Two of these vessels continued to receive ODS in 1995 and also achieved slightly better earnings due to improved trading patterns. The other two product carriers began time charters in April 1995 to MSC and were not eligible for subsidy after that date. Prior to the commencement of the charters with MSC, these vessels were in drydock undergoing upgrades for an aggregate of 107 days. When the charters with MSC expired in October 1995, they were replaced with new charters. The new charters are for a 17 month period and options to extend the charters for two 17 month periods. The OMI Missouri and OMI Sacramento were also included in the ODS pool in 1995. The seventh vessel included in the pool is the OMI Columbia, which was added to the contract in August 1995, but has not received any subsidy.

     The OMI Columbia incurred a significant number of offhire days between 1992 and 1995 after the expiration of a long-term time charter in 1992. In 1994, the OMI Columbia operated on four consecutive voyage charters in the Alaskan North Slope ("ANS") trade. In late 1994 and early 1995, the vessel carried dry cargo under PL480 programs at rates significantly lower than rates that would normally be earned in the ANS crude oil trade. During the third quarter of 1995, the OMI Columbia operated under a voyage charter carrying crude oil. The vessel subsequently went to the yard for drydock and repairs prior to commencing a time charter. In the latter part of 1995, legislation to eliminate restrictions on the export of ANS crude oil provided that exports are carried on U.S. flag vessels, was enacted and export became lawful in late spring of 1996 at which time the vessel commenced its current employment.

     In 1995, the Company's wholly owned foreign fleet consisted of six crude oil tankers, ten product carriers and one liquid petroleum gas carrier. The crude oil sector was primarily responsible for the decrease of $6.6 million in net voyage revenues between 1994 and 1995. While the average freight rates increased in the crude markets in 1995, the rates did not exceed the time charter rates three of the vessels had been earning in 1994. The Company also incurred significant costs to maintain its crude carriers and meet its customers' requirements which reduced net voyage revenues. Certain vessels in the crude oil fleet were offhire for drydocking an aggregate 220 days in 1995 as compared to an aggregate 43 daysin 1994.

     Decreases in net voyage revenue for both the domestic and foreign fleets were offset in part by increases from revenue generated by seven vessels, five of which incurred offhire in 1994 for drydocking and earned higher average rates in 1995 and two vessels which were sold, having incurred operating losses in 1994.

     In September 1995, OMI exchanged a crude oil carrier and a product carrier built in 1982 and 1987, respectively, for two 30,000 dwt product carriers built in 1990 and 1991. A third product carrier was purchased in November 1995 for $18 million. These transactions were in line with OMI's marketing strategy to expand its position in small product carriers, while exchanging its older vessels for younger ones.

     Provision for Losses. OMI periodically reviews the book value of its vessels and its ability to recover the remaining book value of the vessels using estimated undiscounted cash flows over the remaining life of each vessel. During its 1995 review, the Company determined that the carrying value of two of its domestic product carriers operating in the foreign spot market exceeded their forecasted estimated undiscounted future net cash flows from operations. Impairment losses of $8.7 million measured by the excess of the vessels' carrying values over their estimated fair values, based on appraised values from a ship broker, were recognized as a separate component of operating expenses in the Consolidated Statements of Operations.

     In anticipation of the sale of the OMI Hudson to Hvide, OMI entered into an agreement with the owner/lessor of the OMI Hudson to terminate the lease and purchase the vessel. In February 1996, OMI paid cash of $22 million and issued a $3 million, seven percent convertible note to terminate the lease. The net loss on the termination of the lease of $6.7 million was reported as a separate item on the Company's 1995 Consolidated Statements of Operations.

     Other Income. During the year ended December 31, 1995, other income increased $1.9 million or 34 percent as compared to the year ended December 31, 1994. The increase in 1995 was primarily due to an increase in fees received for the management of vessels for the Ready Reserve Fleet due to the activation of vessels, as opposed to idle status fees in 1994. Another increase was the receipt of a rebate of fees related to previous years' technical management of certain vessels. Increases were offset by a decline in dividends received in 1995 on investments and the absence of management fees from a company for which OMI provided services until December 31, 1994.

     Other Operating Expenses. For the year ended December 31,1995, other operating expenses decreased an aggregate of $8.2 million or 13 percent. The primary reason for the decrease was a reduction in depreciation expense of $3 million, resulting principally from the sale of three domestic vessels during the third quarter of 1994 and the sale of another vessel in June 1995. The decrease in operating lease expense of $1.5 million was attributed to the impairment loss of $19.8 million on an operating leaseobligation recorded in December 1994. Decreases in general and administrative expenses of $3.7 million or 19 percent include a decline in employee benefits compared to 1994, primarily due to ESOP expense, decreases in professional fees and minor reductions in various other expense categories compared to 1994.

     Other Income (Expense). The net decrease of $228,000 in Net other expense for the year ended December 31, 1995 compared to the same period in 1994 was primarily due to an increase of $5 million due to the gain on sales of Noble stock in 1995, the decrease in interest expense of $2.1 million in connection with the repayment of outstanding debt, an increase in Other-net of $1.2 million due to an increase in the net gain on repurchases of Senior Notes in 1995 compared to the net gain on repurchases of Senior Notes in 1994 offset by losses incurred on early termination of other debt, and a net decrease in the provision for writedown of investments of $1.3 million, which was a nonrecurring charge for thesettlement of a joint venture investment recorded in 1994. These decreases in Net other expense were offset by decreases in Gain on disposal of assets-net due primarily to the loss on the sale of a foreign vessel of $1.4 million in June 1995, the loss on sale of a domestic vessel of $1.9 million in December 1995 and the $7.2 million gain on sale of three domestic vessels in July 1994.

     Benefit for Income Taxes. The benefit for income taxes of $19 million for the year ended December 31, 1995 varied from statutory rates primarily because deferred income taxes are not recorded for equity in operations of joint ventures, net of dividends declared, other than Amazon and White Sea, as management considers such earnings to be indefinitely invested. The Company plans to carryback its current netoperating loss to prior years for a refund of previously paid federal income taxes.

     Equity in Operations of Joint Ventures. Equity in operations of joint ventures increased $126,000, from $5.4 million as of December 31, 1994, to $5.5 million as of December 31, 1995. The net increases were primarily attributable to two joint ventures. One 49.9 percent joint venture sold a vessel in the first half of 1995; OMI's portion of the gain was $990,000. Another 49.9 percent joint venture operates three of its four vessels in marketing pools which were more profitable in 1995 in comparison to 1994 and the fourth vessel operated in the spot market in 1995 at a better average rate than 1994. Increases were offset in part by decreases in the earnings of two 49 percent owned joint ventures. One joint venture earned less on one of its vessels than its 1994 time charter. The same vessel was offhire 34 days due to drydocking. The vessel in the other joint venture earned less revenue and incurred higher technical expenses in 1995.

   Year Ended December 31, 1994 versus December 31, 1993

     Voyage Revenues less Vessel and Voyage Expenses. Net voyage revenue of $44.2 million for the year ended December 31, 1994 decreased $11.8 million or 21 percent compared to the year ended December 31, 1993. The decrease was primarily attributable to the U.S. flag fleet, which accounted for $14.4 million of the net decline in revenues. This decline was offset by $2.5 million in net increases earned by the foreign fleet. Decreases in domestic net voyage revenue included less revenue earned by three dry bulk carriers, which had been operating under PL480 programs but had substantially less cargo available in 1994 compared to the tonnage available in 1993. Three vessels built in 1969 were sold in July 1994, resulting in 213 less operating days as compared to 1993. Decreases were offset by a modest improvement in the earnings of the OMI Columbia in 1994 as compared to 1993, when the vessel was laid-up for 288 days.

     Increases in foreign net voyage revenues were primarily the result of the purchase of two crude oil tankers in December 1993. These vessels were on bareboat charters generating a steady inflow of revenues from the time they were purchased until the charters terminated in July and August 1994, at which time the vessels entered the spot market. Additional increases in net voyage revenues resulted from three profitable time charters, one of which continued from 1993 at a higher rate in 1994; the other two were for vessels previously in the spot market.

     Other Income. During the year ended December 31, 1994, other income increased $740,000 or 16 percent as compared to 1993. The increase in 1994 consists of dividend income received from a five percent owned investment in a company, insurance premiums collected from affiliates and increased fees to manage vessels in the Ready Reserve Fleet.

     Other Operating Expenses. For the year ended December 31, 1994, other operating expenses increased $4.3 million or seven percent. Depreciation expense increased seven percent due to the shortening of the lives of six domestic vessels and the purchase of four vessels, offset by the sale of three vessels sold in July 1994. General and administrative expenses increased 13 percent, primarily due to costs associated with closing an office overseas and severance agreements. Other operating loss in 1994 includes impairment losses of $14.8 million on a chemical/product carrier and $19.8 million on the lease obligation of the OMI Hudson.

     Other Income (Expense). The decrease in net other expense of $435,000 or two percent for the year ended December 31, 1994 over the same period in 1993 is due to the sale of three domestic vessels in July 1994 for a net gain of $7.2 million, compared with gains from the sales of workboats and marketable securities in 1993. Interest expense increased in 1994 by $7 million due to interest expense relating to the Senior Notes, of which $160.7 million were outstanding at December 31, 1994. Interest income increased $1.1 million because of interest earned on invested proceeds of the Senior Notes.

     Benefit for Income Taxes. The benefit for income taxes of $22.3 million for the year ended December 31, 1994 varied from statutory rates primarily because deferred income taxes are not recorded for the equity in operations of joint ventures other than for Amazon and White Sea.

     In 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993 (the "Act") which increased OMI's corporate tax rate from 34 percent to 35 percent. A retroactive provision of $3 million for deferred income taxes was made in 1993 to comply with the provisions of the Act.

Liquidity and Capital Resources

   Cash Flows


     Cash and cash equivalents of $44.7 million increased $12.1 million at September 30, 1996 from the balance of $32.6 million at December 31, 1995. The Company's working capital of $24.7 million at September 30, 1996 increased $27.4 million from $(2.7) million at December 31, 1995. The primary reason for the increase in working capital is due to proceeds from the disposition of assets net of debt repaid.

     For the nine months ended September 30, 1996, net cash used by operating activities was $20.4million compared to net cash provided by operating activities of $2.2 million for the nine months endedSeptember 30, 1995. The primary cause of the increase in cash used was the payment of $22 million as part of the $25 million lease termination fee for the OMI Hudson.

     A component of cash used by operating activities is cash used for advances to joint ventures. Such advances, which can be large, support operating activities that occur in the normal course of business. These advances are repaid periodically. The Company has received dividends aggregating $368,000 in 1996, $539,000 in 1995, $2.5 million in 1994 and $11.8 million in 1993 from certain joint ventures. Most joint venture earnings are considered to be invested for an indefinite period and are not available for distribution, and there is no certainty that the joint ventures, the earnings of which are not considered to be indefinitely invested, will have sufficient earnings to pay dividends in the future. Therefore, the Company cannot rely on dividends or loans from its joint ventures to improve its liquidity.

     The Company operates in a capital-intensive industry and augments cash generated by operating activities with debt and sales of vessels that no longer fit the Company's strategy. For the nine months ended September 30, 1996, sources of liquidity, other than from operating activities, were primarily net proceeds of $160.9 million from a new credit facility, proceeds of $29.6 million from the sale of two vessels, and $11.6 million from the sale of supply boats. In addition, in August 1996, OMI received $30 million in cash from the sale of the three chemical carrier vessels and its interest in Ocean Specialty Tankers Corporation ("OSTC") to Hvide. Hvide also assumed $34.7 million of Company debt, which had been secured by mortgages on two of the Company's vessels. Of the cash proceeds from the sale to Hvide, $12.8 million was placed in an escrow account for use by the Company in acquiring another vessel which is expected to be delivered in late November 1996.

     The primary uses of cash, other than for operating activities, were for payments of $185.5 million on long-term debt (including $143.2 million for repurchases of Senior Notes and $24.3 million in debt prepayments for vessels disposed of), the purchase of the OMI HUDSON for cash of $9.3 million (for which OMI also assumed $19.6 million in related debt) and other capital expenditures for vessels aggregating $5.6 million.


   Financing Facilities

     In July 1996, OMI repurchased $130.1 million aggregate principal amount of its Senior Notes in a cash tender offer as part of a plan to refinance portions of the Company's long term indebtedness in order to reduce its interest expense and to eliminate the restrictive covenants in the Senior Notes. As a result of the tender offer, only $6.8 million principal amount of the Senior Notes remains outstanding. An extraordinary charge (net of the tax benefit) of approximately $3 million or $0.10 per share was recorded in the third quarter for the extinguishment of debt.

     To fund the purchase of its Senior Notes, finance the purchase of a vessel and refinance secured indebtedness on two vessels and certain other indebtedness, the Company signed the $167.8 million Credit Agreement with DnB and NedShip as co-arrangers. The Credit Agreement requires two repayments of $7.5 million of principal in January 1997 and July 1997, with the balance of the principal due in January 1998. As of November 15, 1996, the Company had $142.8 million outstanding under the Credit Agreement. The Credit Agreement bears interest at a rate of LIBOR plus 13 @ 4% until December 31, 1996, when the rate increases to LIBOR plus 21 @2% unless OMI has made aggregate principal repayments of at least $67.5 million on or before such date.


     The Credit Agreement is secured by first priority mortgages and assignment of earnings on 12 vessels, second priority mortgages on six other vessels and a first priority pledge of the Company's equity ownership interests in Petrolink, Amazon, Wilomi and White Sea. Further, OMI's equity ownership interests in Mosaic and Geraldton may not be pledged to secure other borrowings. The Credit Agreement imposes operating and financial restrictions on the Company which affect, and in many respects significantly limit or prohibit, the ability of the Company to, among other things, incur additional indebtedness, create liens, sell capital stock of subsidiaries or certain other assets, make certain investments, engage in mergers and acquisitions, make certain capital expenditures or pay dividends.

     The Company is required to repay its Credit Agreement in full within 120 days after the closing of the Offerings. After giving effect to the proposed reduction in borrowings under the Credit Agreement using the proceeds of the Offerings, the Company will still be unable to satisfy its repayment obligations under the Credit Agreement using its available cash, and will be required to refinance the borrowings that remain outstanding or to sell assets to meet its obligations. In addition, the Company also expects its vessel acquisition program to require significant amounts of additional capital. The Company has undertaken discussions with its lead lenders to refinance the Credit Agreement on more favorable terms and to fund the Company's proposed vessel acquisition program. While no binding commitments exist, discussions with two leading finance banks have indicated that they will support the Company in the refinancing of its existing credit facilities and the financing of a new construction program. The banks have also indicated that the Company's debt reduction program through the sale of assets and reduction of operating costs will result in more favorable credit terms. While the Company believes that the strengthening of its balance sheet through the Offerings will make it possible for the Company to borrow sufficient capital to refinance the Credit Agreement and fund its proposed vessel acquisition program, there can be no assurance that the Company will have the ability to borrow the amounts it requires on attractive terms or at all.


     In addition to the Credit Agreement, the Company also has a revolving credit/term loan agreement providing for up to $35 million in borrowings, all of which was drawndown as of September 30, 1996.


     The Company believes that the actions it has taken in the last 12 months to improve its liquidity and financial position will, along with the consummation of the Offerings, give the Company greater financial flexibility and permit it to borrow sufficient additional capital to refinance the Credit Agreement, fund its vessel acquisition program and finance its other cash needs.

     If additional financing were not to be available, the Company could be forced to renegotiate the terms of the Credit Agreement and to curtail its vessel acquisition program.

Commitments

     OMI and a joint venture partner have committed to construct a Suezmax vessel being built in the People's Republic of China for a cost of approximately $56 million. The vessel is scheduled to be delivered in 1996. OMI holds a 49% equity interest in the joint venture entity.


     OMI acts as a co-guarantor for a portion of the debt incurred by joint ventures with affiliates of two of its joint venture partners. The portion of debt guaranteed by the partners was approximately $83.0 million at September 30, 1996, with OMI's share of such guarantees being approximately $40.8 million.

     The Company and its joint venture partners have committed to fund any working capital deficiencies that may be incurred by their joint venture investments. At September 30, 1996, no such deficiencies have occurred which have required funding.

     The Company has entered into a contract to sell a laid-up U.S. flag product carrier to a foreign buyer. The sale is contingent upon approval being granted by the U.S. Maritime Administration.

     The Company has contracted to acquire one 30,000 dwt product carrier built in 1991. Delivery is expected in late November 1996.


     The Company has entered into a letter of intent with a shipyard for the construction of two Suezmax tankers with options for two more. The obligations of the Company and the shipbuilder to proceed with construction are dependent upon the successful completion of the Offerings. Each new Suezmax tanker will cost between $50 and $55 million.

Effects of Inflation

     The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

                                    BUSINESS

The Company

   Overview

     OMI is one of the world's premier shipowners and is recognized as an industry leader for the quality of its fleet and operations. The Company is the second largest publicly traded bulk shipping company headquartered in the United States, measured by dwt. The Company provides seaborne transportation services for crude oil, petroleum products and dry bulk products (primarily iron ore, coal and grain). Its customers include major independent and state-owned oil companies, major oil traders, government entities and various other entities. Its vessels, operating procedures and office management have been audited and approved by numerous customers and the Company has received certification by Det Norske Veritas, one of the world's leading vessel classification societies.

     Certain statistical and graphical information contained in this Prospectus is drawn or calculated from Fearnleys A.S. database and other sources. While the Company has no reason to believe that such information is inaccurate in any material respect, readers of this Prospectus are advised that some information in such databases is based on estimates or subjective judgments.

   International Fleet

     The Company's international fleet consists of 25 foreign flag vessels aggregating approximately 2.3 million dwt. The foreign flag fleet includes seven Suezmax tankers, twelve product carriers, three dry bulk carriers, one ULCC, one Aframax crude oil tanker and one LPG carrier. The Company also charters in four crude tankers. An additional Suezmax tanker newbuilding will be delivered in 1996 to a 49% owned joint venture. The Company is focused on building its leadership position in both Suezmax tankers and product carriers.

     The Company's Suezmax tanker fleet is one of the largest independent fleets in the world. The Suezmax tankers principally trade from West Africa to the U.S. Atlantic coast and from the North Sea to the U.S. Atlantic coast. The Company believes that its Suezmax tankers are among some of the better constructed and maintained vessels in the industry. Since 1993, the Company has invested $19.1 million in its Suezmax fleet for maintenance and capital improvements.


     The Company owns eight Handysize product carriers, three Panamax product carriers and a large crude/product carrier with a total of 537,221 dwt. An additional 1991-built Handysize product carrier will be delivered to the Company in November 1996. The product carrier fleet operates worldwide, with the majority now trading in the Caribbean to the U.S. Atlantic coast and the U.S. Gulf. The Company's Handysize product carrier fleet is one of the largest in the world. The Handysize vessels are ideally suited to trade in the U.S. eastern seaboard due to vessel cargo size and dimensions. The Company believes its product carrier fleet is one of the younger and more efficient in the industry. See "--The Company's Fleet."


   U.S. Flag Fleet

     The U.S. flag fleet consists of six vessels aggregating 0.3 million dwt. One of these vessels, a Suezmax tanker, is on long-term time charter to a major oil company. In addition, the Company owns four

Handysize product carriers built in the mid-1970's, of which two are on time charter to the Military Sealift Command, one vessel is on a short-term time charter and one vessel under contract to be sold. The Company's dry bulk carrier is laid-up. See "--The Company's Fleet."

   OMI Petrolink


     The Company owns 83% of OMI Petrolink Corp. ("Petrolink"), a major provider of lightering services to tankers importing crude oil into the Gulf of Mexico. Independent providers of lightering services are playing an increasingly important role in the Gulf oil trade. With the decline in domestic oil production and the complementary increase in imported oil, Petrolink's business has grown and in 1995 had revenues of $57.3 million. On September 30, 1996, Petrolink sold three of its five workboats.


   OMI Ship Management

     The Company's wholly owned subsidiary, OMI Ship Management, Inc., provides technical services to the U.S. Maritime Administration for ten vessels in the U.S. Government's Ready Reserve Fleet Program under multi-year contracts. From time to time, OMI Ship Management also manages vessel conversion contracts for various U.S. government agencies.

The International Tanker Market

   Overview

     International demand for oil tanker tonnage has been increasing more quickly than available supply. From 1990 to 1995, ton-mile demand in the tanker market increased at a compound annual growth rate of 3.6% while tanker supply has grown at 1.2%. Since year end 1993, tanker supply has shrunk due to (i) increased scrapping as a result of fleet aging and increasingly stringent environmental regulations (as of June 30, 1996, approximately 34.3% of the world's tanker supply was built in or prior to 1976), and (ii) diminished newbuilding orders (newbuilding orders for delivery over the next few years equal a relatively low 6.3% of the current worldwide fleet). Additionally, the ability to accelerate the rate of tanker newbuilding is believed to be inhibited by limited shipyard capacity due to construction commitments for other types of vessels. This relative decrease in ship supply, coupled with the strength of the world economy, the resultant growth in demand for oil and the continued focus of governments and charterers on safe, high-quality modern tonnage should lead to a significantly stronger freight rate environment in the future.

   Background

     International seaborne oil and petroleum products transportation services are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. The seaborne oil transportation business is fragmented, with no owner owning as much as 3% of the world tanker fleet tonnage.

     A significant and ongoing shift toward quality in vessels and operations has been taking place in the tanker industry over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. The oil transportation industry has historically been subject to regulation by national authorities and through international conventions; however, since 1990 there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA, IMO protocols and Classification Society procedures, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers, inspecting and vetting both vessels and companies on a periodic basis. Although such changes raise the cost and potential liabilities of vessel owners and operators, they also raise the barriers to entry and accentuate the strengths of shipowners with quality fleets and operations. Management believes that the increasingly stringent regulatory environment and emphasis on quality relating to environmental protection will accelerate the obsolescence of older, poor-quality tankers and provide a competitive advantage to modern and well maintained older tankers with high-quality management. See "--Regulation," "--Crewing and Staff," "--The Com-pany's Fleet."

     In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The tanker fleet is generally divided into the following six major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carriers ("ULCCs") of approximately 300,000 dwt or more; (ii) Very Large Crude Carriers ("VLCCs") of approximately 200,000 to 300,000 dwt; (iii) Suezmax size range of 120,000 to 160,000 dwt; (iv) Aframax size range of approximately 70,000 to 120,000 dwt; (v) Panamax size range of 50,000 to 70,000 dwt; and (vi) small tankers of less than approximately 50,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Aframax size vessels engage in both medium- and short-haul trades and carry crude oil or petroleum products. Panamax size tankers and smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

     Suezmax tankers, the Company's main vessel class size, are capable of carrying 1.0 million barrel lots of crude oil. Such tankers are flexible and they engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa or the North Sea to the U.S. East Coast. Due to demand for oil and to local port restrictions on vessel size, the United States is by far the largest Suezmax market. Suezmaxes can load cargo at virtually all major load areas in the world. VLCCs, though physically capable of loading in most areas, are generally too large to carry efficiently the cargoes offered. For example, in West Africa and the North Sea, where oil is sold in million barrel lots (which normally matches storage capacity), a VLCC requires two such lots, which would mean multiple charterers or additional stops for loading, which normally inhibits charterers from utilizing VLCCs in these areas. At mid-1996, the Suezmax tanker fleet trading in the international markets totaled 232 vessels of approximately 32.5 million dwt, or 12.3% of the world tanker fleet (excluding 27 vessels aggregating about 3.5 million dwt which were built specifically for the U.S. and Norwegian Coastal trades and which most likely will not enter the international tanker trades). A survey of Suezmax tanker employment at year-end 1995 shows that approximately two-thirds of the Suezmax tanker fleet (excluding the U.S. and Norwegian Coastal trades) was employed in the Atlantic/Mediterranean basin. The Company is one of the largest operators of Suezmax tankers in the Atlantic basin.

   Supply

     The world supply of tankers is decreasing and the tanker orderbook for delivery over the next few years is at the lowest level since the late 1980's. The supply of tankers is reduced by scrapping, aging, and reduction of tonnage due to regulation, and is increased by new vessel deliveries. Supply is further affected by the operating efficiency of the existing fleet.

     Scrapping. In calendar 1994, tanker supply decreased for the first time since 1987 as tanker deletions exceeded deliveries by 3.6 million dwt. After a substantial decrease of the world tanker fleet, down by 31% in the late 1970's to 1987 period, improved tanker market conditions beginning mid-1986 precipitated substantial vessel contracting activity and reduced scrappings to very low levels. As a result, the world tanker fleet increased by 36.6 million dwt, or an annual compounded growth rate of 2.5% in the 1988-93 period. Since the decline in charter rates in 1992 and the emergence of a more stringent environmental regime, the scrapping of older tonnage has accelerated. Since 1993, the world tanker supply has experienced a net decrease of 2.3 million dwt and currently stands at 263.2 million dwt.

                               World Tanker Fleet

(The following table was represented as a line chart in the printed material.)

     Million dwt

                         Year           Tankers
                         ----           -------
                          80             324.7
                          81             320.2
                          82             300.9
                          83             280.3
                          84             264.5
                          85             239.3
                          86             233.0
                          87             228.9
                          88             232.1
                          89             239.4
                          90             246.4
                          91             255.5
                          92             260.5
                          93             265.5
                          94             261.9
                          95             261.4
                         6/96            263.2

Note:     At Period-End.
Source:   Fearnleys, Oslo


     Aging. The protracted worldwide tanker depression through most of the 1980's left the tanker industry with an aging fleet despite an increased amount of newbuilding deliveries and the moderate level of scrappings since 1987. At June 30, 1996, the average age of the world tanker fleet was 13.2 years, and 51.6% and 34.3% of the total tonnage was 15 and 20 years old or older, respectively. In particular, the average age of the Suezmax tanker fleet was
12.8 years, and 51.1% and 36.6% of the fleet was 15 and 20 years old or older, respectively.

                       Suezmax Tanker Fleet Distribution

(The following table was represented as a bar chart in the printed material.)

                     Age (Years)    Percent
                     -----------    -------
                        0-4          24.9
                        5-9          21.5
                       10-14          2.5
                       15-19         14.5
                        20+          36.6

Note: As of June 30, 1996. Excludes vessels built for the U.S. and Norwegian coastal trades.

Source: Information derived by OMI from data in the "Lloyd's Shipping Index," published by LLP, Limited, Essex, England and "The Tanker Register," published by Clarkson Research Studies, London, England.

     International regulations require that tankers undergo a Special Survey every five years by an independent Classification Society. Such a survey is necessary to certify a vessel "in class" in order to continue to trade. Because the cost to maintain a vessel in good condition increases substantially as the vessel becomes older, especially in the current environment of increased government and customer emphasis on safety and quality, and because the cost usually associated with the fourth or fifth Special Survey could be significant, owners often decide to scrap a vessel that is 20 to 25 years old. In addition, regulatory changes will have an important impact on whether or not owners will scrap vessels before the fifth Special Survey. Currently, there are 59 Suezmax tankers, or about a quarter of the total which should go through their fourth Special Survey through 1998. Furthermore, about 48% of the total should go through their fifth Special Survey through the year 2002.

     Five of the Company's Suezmax tankers are due to undergo their fifth Special Survey in 1999 or 2000; however, the Company has invested substantially to bring its older foreign flag Suezmax vessels up to a higher standard. Three of these Suezmaxes have received approval from the Norwegian national oil company ("Statoil") after completing an extensive inspection and enhancement process. Statoil approval enables Suezmax vessels to trade in the North Sea and distinguishes the Company's vessels from a large block of tonnage not maintained to the same high standard. The Company will need to replace its older Suezmax tankers at the end of their useful economic lives. As part of its fleet replacement program, the Company has entered into a letter of intent with a prominent shipyard to construct new Suezmaxes and continuously seeks to purchase high quality secondhand Suezmaxes. See "Use of Proceeds."

     Regulation. Regulations promulgated under the Oil Pollution Act of 1990 ("OPA") and by the International Maritime Organization (the "IMO") will have the effect of reducing available tonnage by either requiring operators to retire vessels or reduce their carrying capacity to comply with these environmental regulations. One IMO regulation, for instance, mandates that after mid-1995 existing single hull crude oil tankers larger than 20,000 dwt and product carriers over 30,000 dwt without segregated ballast tanks ("SBT") must convert to SBT operations using at least 30% of their wing tanks, or cargo tank bottom area, for this purpose or reduce capacity by age 25. The Company believes that these regulations will reduce the amount of available tonnage. See "--Environmental Regulation."

     New Vessel Deliveries. The tanker orderbook for delivery over the next few years is at the lowest point in the last decade. In addition, the orderbook of the Suezmax tanker fleet for international trades totalled 19 vessels of about
2.8 million dwt, or just 8.5% of the existing fleet. Furthermore, the level of Suezmax newbuilding deliveries has been low in the last few years. It should be noted that it usually takes about 1.5 years for delivery of a new vessel. This time frame may increase, however, if shipyards are already committed to other buildings. Management believes that the current Suezmax fleet, combined with expected new deliveries over the next few years, will be inadequate to accommodate oil transportation demand.

                  Tanker Newbuilding Deliveries and Deletions

(The following table was represented as a line chart in the printed material.)

                                   Percent
                  Year           Newbuilding*        Deletions*
                  ----           ------------        ----------
                   80               2.15                2.82
                   81               2.24                3.60
                   82               1.72                7.37
                   83               1.53                8.01
                   84               1.01                6.56
                   85               1.49               10.25
                   86               2.60                5.27
                   87               2.32                3.52
                   88               3.10                1.40
                   89               3.81                0.65
                   90               3.63                0.58
                   91               4.88                1.18
                   92               6.27                3.80
                   93               6.74                4.68
                   94               3.85                5.01
                   95               4.13                4.20
                 6/96               2.66                1.53

*  Percent of total tanker fleet at the beginning of the year.
Source:   Fearnleys, Oslo

     Demand

     Management believes that world demand for oil will increase substantially more in the coming years than in the first half of the 1990's and that new vessels, providing additional tonnage capable of operating over medium- and long-haul routes, will be needed to accommodate additional transport requirements. Among the main oil importers, oil demand rose slightly in the mature western industrialized economies, and grew substantially in the rapidly growing economies of Southeast Asia and the Far East.

     Oil production in the Middle East has a greater effect on world ton-mile demand (the product of the volume of oil carried and the distance over which the oil is transported) than North Sea or Latin America oil production because of the longer hauling distance between the origin of the oil and a final destination in the West. As shown by the tables below, the substantial increase in tanker ton-mile demand in the early 1990's correlates with the significant increase of Middle East oil production during the same period. In comparison, when oil production accelerated in the North Sea and Latin America from 1993-95, tanker ton-mile demand remained relatively flat. Because of expected decreases in North Sea production, management anticipates that oil production in the Middle East will, by the end of the 1990's, increase causing ton-mile demand to also increase. Consequently, management believes that additional tonnage will be necessary to satisfy this increase in ton-mile demand.

                         World Oil Demand (Million B/D)

                                                                        1990-95
                               1990   1991   1992   1993   1994   1995   CAGR*
                               ----   ----   ----   ----   ----   ----   -------
U.S. .......................   17.0   16.8   17.1   17.2   17.7   17.7      0.8%
W. Europe ..................   13.0   13.4   13.6   13.5   13.6   13.8      1.2
Asia (1) ...................    7.9    8.4    9.1    9.8   10.5   11.3      7.4
Pacific (2) ................    6.1    6.2    6.3    6.3    6.6    6.7      1.9
                               ----   ----   ----   ----   ----   ----   ------
 Sub-Total .................   14.0   14.6   15.4   16.1   17.1   18.0      5.2
Other (3) ..................   22.6   22.5   21.4   20.6   20.2   20.4     -2.0
World ......................   66.7   67.2   67.5   67.5   68.6   70.0      1.0

--------------------
Note: Numbers may not add to total due to rounding.
*CAGR = Compounded annual growth rate.
(1)  South Asia, Southeast Asia and China.
(2)  Australia, New Zealand and Japan.
(3) The decline was a result of the major economic recession in the former Soviet Union.
Source: PIRA Energy Group, August 1996.


                         World Oil Supply (Million B/D)

                                                                         1990-95
                                1990   1991   1992   1993   1994   1995   CAGR*
                                ----   ----   ----   ----   ----   ----  -------
U.S. ........................    9.1    9.2    9.1    8.9    8.6    8.6    -1.1%
North Sea ...................    3.8    4.0    4.3    4.7    5.6    5.9      9.2
Latin America ...............    7.7    8.1    8.2    8.4    8.7    9.0      3.2
West Africa .................    3.0    3.2    3.3    3.4    3.4    3.5      3.1
Middle East .................   17.8   17.2   18.5   19.6   19.9   20.1      2.5
Asia/Pacific ................    6.7    6.8    6.9    7.0    7.1    7.3      1.7
Other .......................   19.3   18.5   17.2   16.0   15.6   15.7     -4.0
World .......................   67.3   66.9   67.3   67.8   68.9   70.2      0.9

Note: Chart includes crude oil, condensate, NGLS, synthetics and processing gains. Numbers may not add to total due to rounding.
*CAGR = Compounded annual growth rate.
Source: PIRA Energy Group, August 1996.


                World Ton-Mile Demand and Average Tanker Tonnage

                                                                       1990-95
                       1990     1991   1992    1993    1994    1995     CAGR*
                       -----   -----   -----   -----   -----   -----   -------
Ton-Mile Demand
(Billion) ..........   7,821   8,287   8,597   9,162   9,329   9,320     3.6%
Average Tanker
Tonnage (Million) ..   254.7   262.5   268.5   276.5   274.7   271.2     1.3

Source: Fearnleys, Oslo.

     From 1990 through 1995, ton-mile demand in the tanker market increased by a compound annual growth rate of 3.6%, while tanker capacity (including the annual average tonnage of combined carriers employed in the tanker market) grew by a compound annual growth rate of 1.3%. The difference was met by an increase in fleet utilization. The Company believes, however, that fleet utilization is close to its peak and that new vessels, providing additional tonnage, will be necessary to meet the increased tanker ton-mile demand in the future.

     Charter Rates

     While freight rates have improved over the last year, the Company believes that more upside potential exists in the current tanker business cycle. The relative scarcity in ship supply, coupled with the strength of the world economy, the resulting growth in demand for oil and the continued focus of governments and charterers on high-quality tonnage should lead to a stronger freight rate environment over the next several years.

                           Tanker Average T/C/E Rates(1)

(The following table was represented as a line chart in the printed material.)


                              Thousands of USD/Day

Year          30,000 dwt(2)(Product Carrier)          130,000 dwt(3)(Suezmax)
----          ------------------------------          -----------------------
 80                       15.3                                  7.3
 81                        6.6                                  3.4
 82                        6.4                                  8.1
 83                        5.0                                  7.7
 84                        4.3                                  7.4
 85                        6.0                                  9.0
 86                        9.5                                 13.3
 87                        7.7                                  9.0
 88                        9.2                                 15.2
 89                       10.0                                 15.9
 90                       14.3                                 18.3
 91                       12.9                                 22.4
 92                        7.9                                  9.1
 93                       11.8                                 14.6
 94                       12.0                                 13.2
 95                       13.5                                 16.2
6/96                      15.9                                 19.9

(1) "T/C/E Rate" is the spot market rate adjusted to equate to a time charter rate measured in dollars per day before deducting brokerage commissions and excluding off-hire and idle time.


(2) Caribbean/United States Atlantic Coast voyage. For 30,000 dwt mid-1970's built vessels in the 1980-1994 period. For 32,000 dwt mid-1980's built vessels beginning in 1995.

(3) Middle East Gulf/West 1980-87 voyage. West Africa/United States Atlantic Coast for 140,000 dwt in 1988-6/96. For mid-1970's built Vessels.


Source:   Fearnleys, Oslo

The Product Carrier Market

     Overview

     The product carrier market has almost doubled in size since the early 1980's. In addition, the product carrier market operates in a more stable rate environment than the crude oil market and has traditionally provided shipowners with a relatively more stable stream of revenues. The product carrier market is a segment of the overall tanker market which facilitates seaborne transportation of petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil.

     The product carrier fleet is grouped as follows: Small product carriers of 10,000-25,000 dwt; Handysize of 25,000-35,000 dwt; Handymax of 35,000-50,000
dwt; Panamax of 50,000-70,000 dwt; and the larger product carriers trading in dedicated routes. The Handysize group, where the Company's product fleet concentrates, totaled approximately 10.2 million dwt at mid-1996, or 25% of the total product carrier fleet. The larger sizes include crude/product carriers which can switch more efficiently between petroleum products and crude oil.

     Supply

     The supply of product carriers totaled approximately 40.8 million dwt at mid-1996, of which about 15.5% were crude/product vessels. The average age of the product carrier fleet was 11.4 years, and less than one-third was 15 years old or older.

     On average, the Company's fleet is younger than the world fleet. The average age of the Company's product carrier fleet is 9.6 years old, and its Handysize segment averages 8.3 years old. In comparison, the Handysize segment of the world product carrier fleet is relatively old, averaging 15.8 years; about 59% of the Handysize fleet is 15 years old or older and approximately 42% is 20 years old or older.

                     Product Carrier Fleet Age Distribution

(The following table was represented as a bar chart in the printed material.)

Percent

            Age (Years)         HANDYSIZE           WORLD
            -----------         ---------           -----
             0-4                   8.0              16.8
             5-9                  11.6              25.4
            10-14                 21.4              26.7
            15-19                 17.2              15.3
             20+                  41.9              15.8

Note:     As of June 30, 1996.
Handysize = 25,000-35,000 dwt.
Source:   Jacobs & Partners Ltd., London.

     The product carrier orderbook totaled approximately 3.4 million dwt at mid-1996, or 8.3% of the existing fleet. More than three quarters of the orderbook was for Handymax vessels, corresponding to 20.7% of the existing Handymax fleet. In comparison, the orderbook for Handysize vessels was just 4.8% of the existing Handysize fleet.

     Demand

     Product carrier ton-mile seaborne trade increased at the compounded rate of approximately 4.4% per annum during the 1980-1995 period. This has been the result of increasing world oil consumption and increasing refinery capacity in oil exporting regions.

                      World Product Carrier Seaborne Trade

(The following table was represented as a line chart in the printed material.)

               Year           Billion Ton-Miles
               ----           -----------------
                80                 1,020
                81                 1,000
                82                 1,070
                83                 1,080
                84                 1,140
                85                 1,150
                86                 1,265
                87                 1,345
                88                 1,445
                89                 1,540
                90                 1,560
                91                 1,530
                92                 1,620
                93                 1,775
                94                 1,860
                95                 1,940

Source:   Fearnleys, Oslo

     Management believes that product carrier ton-mile demand will continue to increase in the coming years. First World oil demand is expected to increase at a higher rate compared to the first half of the 1990's. Additionally, North America and Asia have a shortage of refinery capacity, while Latin America and the Middle East have a surplus. Finally, refinery capacity is expanding in the Middle East and Latin America while the shortage of refinery capacity in the major oil consuming areas is expected to persist.

Other Markets

     The Company owns 49.9% of three modern foreign flag dry bulk carriers. The Company upgraded one of these vessels recently by adding cranes, and is in the process of upgrading the other two in a similar way. Management believes that these improvements will enhance employment opportunities for the vessels. OMI took advantage of a strong dry bulk market and delivered two wholly owned U.S. flag dry bulk vessels in the foreign market, as well as two foreign flag joint venture vessels. OMI's dry bulk vessels are currently in a pool that has contracts which somewhat ameliorate the effects of a soft market for dry bulk carriers.

     The Company also owns six U.S. flag vessels--a Suezmax tanker on long-term charter to a major oil company, four Handysize product carriers, of which two are on time charter to the Military Sealift Command, and a dry bulk vessel. Alaskan oil production and distribution are the most important factors in determining the level of U.S. domestic tanker demand within the context of the economic environment. Several additional employment opportunities exist for U.S. flag tankers through the U.S. Government, which maintains a Strategic Petroleum Reserve Program and employs vessels in the Military Sealift Command.

Business Strategy

     The Company is one of the world's premier shipowners and has developed strategies designed to capitalize on its strengths, the compelling supply and demand dynamics in the international tanker market and the competitive advantages of operating large and concentrated fleets. The Company has been implementing several key strategic initiatives, including (i) refocusing its operations from the U.S. flag domestic market to the international tanker market; (ii) developing large and concentrated fleets of Suezmax tankers and product carriers; (iii) reducing vessel operating and corporate overhead costs by streamlining the U.S. flag fleet; (iv) operating high quality tonnage; and
(v) managing spot versus time charter mix. Management believes that the ongoing execution and implementation of these strategies will drive future performance. A summary of these strategic initiatives is set forth below.

     Focus on the International Tanker Market

     The Company is focused on strengthening its presence in the international tanker market and has been substantially de-emphasizing its U.S. flag fleet. While the U.S. flag fleet has recently regained profitability, the Company believes that opportunities for future growth are better in the international arena. Accordingly, unless the Company perceives exceptional opportunities, future vessel newbuildings and acquisitions will be made in the international fleet and the U.S. domestic fleet can be expected to decline in size.


     Since 1993, OMI has significantly reconfigured its fleet in an effort to build its international fleet and dispose of assets which no longer fit its strategic mix. The Company has reduced its U.S. flag fleet by nine vessels since 1993. Two of its remaining six U.S. flag vessels are currently in lay up and are awaiting sale. In the foreign flag fleet, the Company is concentrating its fleet in Suezmax tankers and product carriers. The Company expects to obtain two Suezmax newbuildings and to acquire options on two additional Suezmax newbuildings. In the past year the Company has acquired four secondhand Handysize product carriers (including one 1991-built product carrier expected to be delivered in November 1996) and has disposed of four foreign flag vessels which no longer fit its strategy.


     Large and Concentrated Fleet of Suezmax Tankers and Product Carriers

     The Company believes that a large and concentrated fleet creates several strategic advantages. First, the fleet will be more attractive to large customers by providing better scheduling opportunities through substitution, thus creating the potential to increase vessel utilization. Second, large and concentrated fleets create economies of scale to efficiently spread the overhead costs associated with environmental regulations and inspections. Third, operating expertise and efficiency are enhanced by concentration in certain vessel classes. Fourth, the Company believes that large customers will prefer to deal with a limited number of large shipping companies with fleets that they have pre-vetted for quality, rather than smaller shipping companies characteristic of the fragmented international tanker market.

     The Company believes that Suezmax tankers and product carriers are the two classes of vessel best suited to implementing its strategy. The combination of these two vessel classes increases the Company's ability to participate in expected improvements in the international tanker market with its Suezmax tankers while reducing its downside risk through the more stable cash flows provided by product carriers. The Company also believes that Suezmax tankers provide nearly the upside potential of VLCCs with less of the downside risk, primarily because Suezmaxes have greater geographic flexibility than VLCCs. Product carriers have historically provided the Company with relatively more stable cash flows even in weak markets.

     The Company intends to continue to enlarge the Suezmax and product carrier fleets, on a selective basis, and is negotiating newbuilding orders for Suezmax tankers and is seeking strategic purchases of high-quality secondhand vessels.

     Reducing Vessel Operating and Corporate Overhead Costs

     The Company has taken steps to reduce vessel operating and corporate overhead costs and expects to increase the efficiency of its vessel and administrative operations. As the focus of the fleet has changed from domestic to international, the Company has positioned itself to reduce corporate overhead, its use of third party vendors and occupancy costs. The Company believes that developing a more homogeneous fleet will lead to economies in purchasing for vessel consumables and maintenance through more efficient operations and maintenance programs.

     Operating High Quality Tonnage

     Management believes the Company has developed a reputation for its high quality management and fleet. With the increasing emphasis of regulatory bodies and major customers on safety and environmental protection, the Company believes its focus on safety and quality represents a competitive advantage in the marketplace in terms of vessel utilization. The Company places a high priority on maintaining its vessels to ensure broad acceptance and satisfaction of major worldwide shippers. Expanding the market of worldwide shippers for the Company enhances vessel utilization. By employing experienced and competent crews who are capable of performing disciplined technical tasks and upgrading tasks during voyages, the Company seeks to enhance a vessel's condition, but also minimize the duration and costs of drydockings.

     Managing Spot Versus Time Charter Mix

     The Company seeks to maximize upside potential and minimize downside risk by managing the mix of its vessels in the spot market and on time charter. In a favorable rate environment, management seeks to time charter at least 50-60% of its Suezmax tankers and product carriers. At present, management believes that the most advantageous opportunities for Suezmax tankers lie in the spot market.

The Company's Fleet

     The following table sets forth certain information as of November 15, 1996 with respect to the Company's vessels, 23 of which are wholly owned by the Company, eight of which are jointly owned and four of which are chartered-in crude tankers. The vessels which are not operated by a joint venture partner or by an independent manager or operator are operated by the Company.

Foreign Flag Vessels:                                                     Year        Metric       Charter
Name of Vessel                        Type of Vessel                    Built(1)      Tonnage   Expiration(2)
--------------                        --------------                    --------      -------   -------------
Settebello (3)                        Crude Oil Tanker (ULCC)             1986        322,446      Spot
White Sea (4)                         Crude Oil Tanker (Suezmax)          1975        155,702      Spot
Cairo Sea                             Crude Oil Tanker (Suezmax)          1975        154,719      Spot
Trinidad Sea                          Crude Oil Tanker (Suezmax)          1974        154,605      Spot
Wilomi Alta (4)                       Crude Oil Tanker (Suezmax)          1990        146,251      Spot
Czantoria                             Crude Oil Tanker (Suezmax)          1975        146,104      Spot
Sokolica                              Crude Oil Tanker (Suezmax)          1975        145,649      10/97
Wilomi Tanana (4)                     Crude Oil Tanker (Suezmax)          1992        141,720      (7)
Colorado                              Crude Oil Tanker (Aframax)          1980         86,648      05/97
Wilomi Yukon(4)                       Product Carrier (Aframax)           1992         99,008      Spot
Elbe                                  Product Carrier (Panamax)           1984         66,800      11/96
Nile                                  Product Carrier (Panamax)           1981         65,755      03/98
Volga                                 Product Carrier (Panamax)           1981         65,689      03/98
Limar                                 Product Carrier (Handysize)         1988         29,999      Spot
Trent                                 Product Carrier (Handysize)         1991         29,998      Spot
Danube                                Product Carrier (Handysize)         1990         29,998      Spot
Tiber                                 Product Carrier (Handysize)         1989         29,998      11/96
Pagoda                                Product Carrier (Handysize)         1988         29,996      Spot
Alma                                  Product Carrier (Handysize)         1988         29,994      03/98
Paulina                               Product Carrier (Handysize)         1984         29,993      Spot
Patricia                              Product Carrier (Handysize)         1984         29,993      04/97
Maritime Mosaic (5)                   Dry Bulk Carrier                    1993         73,657      Spot
Maritime OMI (5)                      Dry Bulk Carrier                    1994         72,800      Spot
Maritime Nancy (5)                    Dry Bulk Carrier                    1990         72,136      12/96
General                               LPG Carrier                         1975         49,880      03/97
                                                                                    ---------
 Total Foreign Owned Fleet:            25 Vessels                                   2,259,538
 Chartered-in Crude Tankers:(6)         4 Vessels                                     406,181
                                                                                    ---------
 Total Foreign Flag Operating Fleet:   29 Vessels                                   2,665,719
                                                                                    =========

U.S. Flag Vessels:                                                        Year        Metric       Charter
Name of Vessel                        Type of Vessel                    Built(1)      Tonnage   Expiration(2)
--------------                        --------------                    --------      -------   -------------
OMI Columbia (8)                      Crude Oil Tanker (Suezmax)          1974        138,698      12/02
Patriot                               Product Carrier (Handymax)          1976         35,662      03/97
Ranger                                Product Carrier (Handymax)          1976         35,662      laid-up(9)
Courier                               Product Carrier (Handymax)          1977         35,662      03/97
Rover                                 Product Carrier (Handymax)          1977         35,662      12/96
Platte                                Dry Bulk Carrier                    1982         37,060      laid-up(10)
                                                                                    ---------
  Total U.S. Flag Operating Fleet:      6 Vessels                                     318,406
                                                                                    ---------
  Total OMI Fleet:                     35 Vessels                                   2,984,125
                                                                                    =========


(1) Weighted average age of the Company's owned fleet (including jointly owned) at September 1 was 13.5 years.

(2) Expiration dates do not reflect charterers' options for extensions or cancellations or other contingencies.

(3)  Joint ownership with Bergesen d.y. A/S, Norway.

(4)  Joint ownership with an affiliate of Anders Wilhelmsen & Co., Norway.

(5) Joint ownership with an affiliate of International Maritime Carriers Limited ("IMC"), Hong Kong and, chartered into pools operated by IMC.

(6)  Time chartered-in under charters expiring in 1996 through 1998.

(7) The vessel is contracted on a time charter basis, wherein the charterer pays a daily rate based on prevailing spot market rates and also pays for fuel and port costs. The charter continues until either party gives an appropriate notice to the other of termination.

(8)  Rebuilt in 1983 under the United States Wrecked Vessels Act, 46 U.S.C. 14.


(9) The Company has entered into a contract to sell the vessel to a foreign buyer. The sale is contingent upon approval being granted by the U.S. Maritime Administration.

(10) This vessel is being marketed for sale.

     The Company has a contract to acquire one 1991 built product carrier of 29,999 dwt which is expected to be delivered before year end.

     All but one of the Company's ten crude oil tankers are single hull. Ten of the Company's 16 product carriers (and the one being acquired) do not have segregated ballast, which is not required of product carriers of less than 30,000 dwt. See "Business--The International Tanker Market--Regulation." Until such time as the Company perceives that it is more advantageous to dispose of a vessel than operate it, the Company will continue to operate such vessels.

     The Company has agreed to joint ownership of an additional Suezmax tanker to be delivered in 1996 from a shipyard in China, to be jointly owned with an affiliate of Anders Wilhelmsen & Co. of Norway.

Joint Ventures

     In recent years the Company has enhanced its presence in the international market by the formation of corporate joint ventures with major overseas shipowners involving less than 50% ownership by the Company. Such joint venture arrangements allow OMI to expand its access to market information and equity capital, share risk, benefit from others' operating expertise and realize tax efficient growth strategies. Today, the Company's joint ventures operate a modern fleet of tanker and dry bulk vessels that participates in markets worldwide. All of the Company's foreign joint ownership arrangements involve beneficial ownership by the Company of 49% to 49.9% of the subject vessel.

     The Company's investments in joint ventures are accounted for by the equity method. Summarized combined financial information pertaining to all affiliated companies accounted for by the equity method is as follows:

               Summary of Financial Information of Joint Ventures

                                                                                            For the
                                                                                          Nine Months
                                                                                             Ended
                                            For the Years Ended December 31,              September 30,
                                  1991       1992       1993       1994       1995       1995       1996
                                --------   --------   --------   --------   --------   --------   --------
                                                               (dollars in thousands)

INCOME STATEMENT DATA:
 Total revenues .............   $108,856   $107,994   $118,769   $120,707   $123,256   $ 93,146   $ 43,823
 Operating expenses:
  Vessel and voyage .........     77,233     78,544     83,004     83,880     84,945     64,303     27,532
  Depreciation and
   amortization .............      8,559     10,239     12,971     12,670     11,728      8,794      8,140
  General and administrative       4,570      6,414      5,384      5,496      3,095      2,152      1,286
                                --------   --------   --------   --------   --------   --------   --------
 Total operating expenses ...     90,362     95,197    101,359    102,046     99,768     75,249     36,958
                                --------   --------   --------   --------   --------   --------   --------
 Operating income ...........     18,494     12,797     17,410     18,661     23,488     17,897      6,865
 Other income-net (1) .......     13,158     12,154      1,974      5,217      4,178      3,420      1,739
 Interest expense, gross ....      6,297      7,546      8,511     12,102     12,064      9,559      7,428
                                --------   --------   --------   --------   --------   --------   --------
 Net income .................   $ 25,353   $ 17,405   $ 10,869   $ 11,741   $ 15,587   $ 11,758   $  1,125
                                ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT END OF
  PERIOD):

 Cash and cash equivalents ..   $ 17,250   $ 24,885   $ 23,812   $ 26,816   $ 35,848   $ 30,577   $ 27,905
 Vessels and other property,
  net .......................    192,985    256,808    283,792    303,876    286,250    288,709    258,162
 Total assets ...............    240,060    338,341    351,117    377,717    348,918    346,332    303,291
 Total debt .................     77,030    143,903    172,419    188,475    158,023    159,421    117,959
 Total shareholders' and
  partners' equity ..........    144,104    154,651    161,299    164,425    170,526    169,143    170,246


(1) Other income-net includes gain (loss) on disposal of assets and interest income.

     Amazon Transport, Inc.

     In December 1988, Bergesen d.y. A/S ("Bergesen") acquired from the Company a 51% interest in Amazon, owner of the 322,446 dwt Settebello, one of the youngest ULCCs in the world fleet. Bergesen is a Norwegian shipping enterprise, controlling one of the world's largest fleets of VLCCs and ULCCs, in addition to the largest fleet of LPG carriers.

     Mosaic Alliance Corp.

     The formation of Mosaic in 1989 renewed a long-standing relationship between International Maritime Carriers Limited ("IMC") and the Company. This fleet comprises two dry bulkers, the Maritime Nancy and the Maritime Mosaic. The Company and IMC have discussed terminating Mosaic and have agreed towinding-up in principle. There is currently no agreement as to method of dissolution.

     Affiliates of each of the partners also own one dry bulk carrier, the Maritime OMI, through the jointventure Geraldton.

     Wilomi, Inc.

     The Company's joint venture Wilomi, with affiliates of Anders Wilhelmsen & Co., began in 1986 and involved chartered-in vessels with purchase options. It thereafter entered into contracts for the construction of six vessels. Out of these six newbuildings, a Suezmax tanker and two large product carriers were sold shortly after their deliveries at significant gains.

     Currently, Wilomi owns one 146,251 dwt Suezmax tanker, the Wilomi Alta, which was delivered in 1990, the double hull Suezmax Wilomi Tanana, which was delivered in March 1992, and one 99,008 dwt crude oil/petroleum product carrier, the double hull Wilomi Yukon, which was delivered in 1992. The joint venture expects to take delivery of an additional Suezmax tanker in November 1996 which is currently under construction in the Peoples Republic of China. The partners have discussed terminating Wilomi and have agreed to winding-up in principle. There is currently no agreement as to method of dissolution.

     In December 1992, White Sea, another joint venture owned by other affiliates of Anders Wilhelmsen & Co. and OMI, acquired the White Sea, a 155,702 dwt Suezmax tanker built in 1975.

Classification and Inspection

     The hull and machinery of each of the Company's vessels, including the Joint Ventures' vessels, have been certified as being "in class" by its respective classification societies: American Bureau of Shipping, Lloyds Register, DNV or Nippon Kaiji Kyokai. A classification society is an independent body which certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

     Each of the Company's vessels is inspected by a surveyor from its respective classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Most vessels are also required, as part of the Intermediate Survey process, to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection.

     In addition, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering them for voyages. Management believes that the Company's well-maintained, high-quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service. The Company has developed an internal vetting team to prepare vessels for and respond promptly following oil company vettings in order to obtain and maintain vetting approvals.


     One of the Company's customers, Statoil, requires vessels older than ten years to undergo a classification society controlled Condition Assessment Program (CAP) survey and requisite repair, a voluntary but rigorous close-up inspection of the vessels' structural condition. In addition, Statoil inspectors conduct a further condition and operating performance inspection before approving vessels for Statoil service. By gaining Statoil approval the Company's ships receive greater acceptance from a wide range of charterers and are distinguished from tonnage not kept to the same standard. Three of the Company's older Suezmax tankers have received Statoil approval, having successfully undergone the CAP survey.

Commercial and Technical Management

     The Company provides commercial and technical management to its subsidiaries and the joint ventures. Commercial management involves marketing. Technical management involves operations, maintenance, crewing, storage and insurance. The Company also provides financial, accounting and corporate services to support commercial and technical management.

     Many of the persons involved in commercial and technical management have extensive seagoing experience as licensed officers and have served as masters, chief mates or chief engineers. The Company believes that the knowledge and experience of its personnel leads to expeditious understanding of both vessel and charterer concerns, efficient and safe operations, and responsive solutions to problems when they arise. The Company believes that it has a highly skilled and motivated group of women and men who are responsible for the reputation the Company enjoys.

     The technical management of a few of the Joint Venture vessels is handled by the Company's Joint Venture partners. The Company expects to be managing directly all of its wholly owned vessels (except the LPG carrier) within the next several months.

Environmental Regulation

     The international and U.S. tanker markets are affected by numerous international, national and local environmental protection laws, regulations, treaties and conventions in force in the countries in which the Company's vessels operate as well as the countries of their registration, in particular the United States Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, OPA, various volatile organic compound emission requirements, codes for chemical carriers, the IMO/USCG pollution regulations and the International Convention for the Safety of Life at Sea and amendments thereto.

     OPA affects all vessel owners shipping oil or hazardous materials to, from, or within the United States. The law phases out the use of tankers having single hulls, and effectively imposes on vessel owners unlimited liability in the event of a catastrophic oil spill resulting from gross negligence, wilful misconduct or violation of any federal operating or safety standard. The IMO also has adopted regulations which phase out the use, and reduce the capacity, of virtually all single-hull tankers.

     Liability for an oil spill in the United States is governed not only by OPA, but also by the laws, rules and regulations established by every coastal and inland waterway state. Federal law does not preempt these state laws. Another effect of OPA has been to increase liability insurance costs for vessel owners trading in the United States. While the Company maintains insurance at levels it believes prudent, the claim from a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. In addition, liability for oil spills is also governed by international laws and conventions.


     The Company believes that compliance with applicable environmental and pollution laws and regulations has not had and is not expected to have a material adverse effect upon its competitive position; however, the Company's financial position, value and useful life of its vessels and results of operations may be affected as a result of OPA and other environmental laws and regulations currently in effect or which may be adopted which can have the effect of reducing the world tanker supply, restricting the markets in which such tankers trade or increasing the costs of operating such vessels. For example, the USCG has from time to time considered proposals which would require structural or operating changes to many currently existing Handysize tankers, including those belonging to the Company. If USCG regulations requiring certain structural changes to single-hull Handysize vessels were proposed and adopted, the Company might have to choose between significantly reducing the cargo carrying capacity of such vessels to comply or operating such vessels outside of U.S. trade. However, since the USCG has not published any regulatory text, the Company is not in a position to assess the financial impact, if any, of any such measures.


Safety and Emergency Response Preparedness

     Recent events in the international maritime community have resulted in the realization that there is a need for more effective safety management. Events outside of the maritime industry have also focused attention on corporate responsibility for controlling safety and operating vessels. In response to the growing concern for improved safety in the maritime industry, the International Maritime Organization, through its international mandate at the SOLAS Conference in 1994, formalized a requirement for shipping companies to develop and implement safety management systems for both shore based and ship board applications. The regulations to develop such a system are embodied in the International Safety Management Code ("ISM"), an international convention. The ISO9000 Series quality standard ("ISO") has become the most universally recognized benchmark for designing company specific quality systems. The integration of safety and quality into management systems has become the goal of most modern shipping companies, and the requirement of most commercial and regulatory customers.

     The ISM Code contains specific requirements for the Company to adopt a management system with the objective of ensuring safety at sea, the prevention of human injury and loss of life, and the avoidance of damage to property and, in particular, the marine environment. ISO is a series of process oriented quality procedures which ensure that a consistent performance standard is achieved.

     Det Norske Veritas ("DNV"), a major international classification society, has developed safety and environmental class rules ("SEP"), which incorporate all of the elements of the ISM code and all of the elements of ISO. The Company's shore-based management has been certified by DNV to be in compliance with SEP. The Company expects that by the end of 1996 approximately two-thirds of its vessels will have been certified by DNV to be in compliance with SEP and the remaining vessels will be so certified in 1997. The Company believes that all of its vessels are operated in compliance with all applicable laws and regulations in all material respects.

     The Company provides training programs for all personnel, both vessel and shoreside, to emphasize safety and efficiency. Training focuses on exceeding required job qualifications and addressing regulatory requirements.

     The Company recognizes that the effectiveness of its Emergency Response is linked to the effectiveness of its internal and external Response Team. Training includes live exercises as well as tabletop simulations to meet the Company's needs and regulatory requirements. Response Team members, various agencies, contractors, and other groups listed in the Company response plan as spill response resources are required to participate in spill simulations. Meetings are held with various agencies, contractors, and other groups to ensure they meet Company requirements and they are invited to participate during Company training and drills to ensure a unified approach when responding to a real incident.

Crewing and Staff

     The Company's foreign flag fleet is manned by approximately 800 personnel. The Company's U.S. flag fleet of six vessels employs approximately 280 licensed and unlicensed personnel, with crews being recruited through domestic unions.

     An additional 10 U.S. flag vessels are managed on a contract basis by the Company for the U.S. Maritime Administration, but are normally maintained in an inactive status. When these ships are activated, they are crewed through the same unions by the Company.

Competition

     Seaborne transportation services are provided mainly by independent ship-owned fleets and proprietary fleets of commodity producers. Competition for tonnage can be intense and depends on price, location, size, age, condition and acceptability of vessel and operators to the charterers. The Company believes that no ocean shipping entity exerts substantial influence in the international shipping markets, although the possibility exists for an owner or pool of owners with a substantial number of vessels suitable for a particular market to have an effect upon rates in that market.

     The Company believes that the cost of compliance with OPA and other environmental and safety laws creates certain economies of scale that benefit shipowners with larger fleets.

Risk of Loss and Insurance

     The business of the Company is affected by a number of risks, including the mechanical failure of its vessels, collisions, property loss to the vessels, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of a catastrophic marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. OPA, by imposing virtually unlimited liability upon owners, operators and certaincharterers for certain oil pollution accidents in the United States, has made liability insurance moreexpensive for shipowners and operators and has also caused insurers to consider reducing available liability coverage.

     The Company maintains marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company does not generally carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of pollution insurance coverage. Currently, the Company maintains the standard $500 million pollution coverage for all its vessels plus an additional $200 million in excess of the standard pollution coverage for its tankers. There can be no assurance, however, that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Legal Proceedings

     The Company is party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. Management believes that such claims will not have a material adverse effect on the financial position and the results of operations or liquidity of the Company.

                                   MANAGEMENT

     Set forth below is certain information with respect to the Company's executive officers and directors as of September 1, 1996.

Name                             Age                Position
----                             ---                --------
Jack Goldstein                   57        Chief Executive Officer, Chairman of
                                            the Board and Director
Craig H. Stevenson, Jr.          42        President, Chief Operating Officer
                                            and Director
Vincent J. de Sostoa             52        Senior Vice President, Treasurer and
                                            Chief Financial Officer
Fredric S. London                49        Senior Vice President, Secretary and
                                            General Counsel
Richard Halluska                 49        Senior Vice President
Robert Bugbee                    36        Senior Vice President
Kathleen C. Haines               41        Vice President/Controller
William A.G. Hogg                58        Vice President
Anthony Naccarato                50        Vice President
William Osmer                    42        Vice President
Kenneth Rogers                   41        Vice President
Thomas M. Scott                  40        Vice President
Stavros Skopelitis               49        Vice President
Livio M. Borghese                57        Director
Constantine G. Caras             58        Director
Steven D. Jellinek               56        Director
Michael Klebanoff                76        Director
Emanuel L. Rouvelas              51        Director
Marianne K. Smythe               53        Director

     Jack Goldstein was appointed President and Chief Executive Officer of the Company in April 1986. Prior thereto, Mr. Goldstein was Vice President of Overseas Shipholding Group, Inc. He became Chairman of the Board of Directors in October 1995, at which time he ceased to be President. Mr. Goldstein has announced that he will retire as Chief Executive Officer effective at the end of 1996. Mr. Goldstein will continue to serve as Chairman of the Board and will head a new committee of the Board that will provide guidance and support in dealing with long-term strategic policies and plans. Mr. Goldstein is also a director of IMC (Holdings) Ltd., a joint venture partner of the Company.

     Craig H. Stevenson, Jr. was appointed President in November 1995, retaining his position of Chief Operating Officer. Mr. Stevenson has been elected Chief Executive Officer effective January 1, 1997. He was elected Executive Vice President and Chief Operating Officer in November 1994 and Senior Vice President/Chartering of the Company in August 1993. For five years prior thereto, he was President of Ocean Specialty Tankers Corp., a marketing manager for several of the Company's chemical tankers.

     Vincent de Sostoa was elected Chief Financial Officer in January 1994. He was elected Senior Vice President/Finance of the Company in January 1989.

     Fredric S. London was elected Senior Vice President of the Company in December 1991. He was elected Vice President of the Company in December 1988.

     Richard Halluska was elected Senior Vice President in August 1995. He had been elected Vice President of the Company in July 1993. He was elected Assistant Vice President of the Company in December 1989.

     Robert Bugbee was elected Senior Vice President in August 1995. He joined the Company in February 1995. Prior thereto, he was Head of Business Development at Gotaas-Larsen Shipping Corporation.

     Kathleen C. Haines was elected Vice President and Controller of the Company in January 1994. She was elected Assistant Vice President and Controller in December 1992. Prior thereto, she was Assistant Controller.

     William A.G. Hogg was elected Vice President of the Company in January 1994. He was elected Assistant Vice President of the Company in June 1987.

     Anthony Naccarato was elected Vice President of Human
Resources/Administration in October, 1993. He was elected Vice President/Labor Relations of the Company in June 1987.

     William Osmer was elected Vice President of the Company in January 1994. He was elected Assistant Vice President of the Company in December 1986.

     Kenneth Rogers was elected Vice President of the Company in January 1994. He was elected Assistant Vice President of the Company in December 1990.

     Thomas M. Scott was elected Vice President of the Company in February 1995. He was Ship Manager starting in September 1991 and was elected Assistant Vice President/Operations in 1993. Prior thereto he was Port Captain for International Maritime Carriers for one year and prior thereto Marine Superintendent for Marine Transport Lines.

     Stavros Skopelitis was elected Vice President and Economist of the Company in May 1996. He was elected assistant Vice President and Economist in January 1994. Prior thereto he was the Company Economist, since 1987.

     Livio M. Borghese is presently Chairman of Curtis Industries, Inc. From October 1988 to December 1989, Mr. Borghese served as Chairman, International Investment Banking of Prudential-Bache Capital Funding and from 1990 to 1992, Mr. Borghese was Chairman of Borghese Triguboff Investment Corporation. For more than five years prior thereto, Mr. Borghese was a Senior Managing Director and member of the Executive Committee of Bear, Stearns & Co., Inc.

     Constantine G. Caras is a private investor. From 1990 until the second quarter of 1996, Mr. Caras was Executive Vice President and a director of Ogden Corporation.

     Steven D. Jellinek has been Chairman of Jellinek, Schwartz & Connolly, Inc., a firm specializing in legislative and regulatory policy, strategic analysis and research management in the areas of environment, energy and health since 1984.

     Michael Klebanoff is a private investor. He was President of the Company from 1969 to 1983 andwas Chairman of the Board of OMI from 1983 until November 1995.

     Emanuel L. Rouvelas has been a Partner in the law firm of Preston Gates Ellis & Rouvelas Meeds since 1974.

     Marianne K. Smythe was a Director of the Division of Investment Management with the U.S. Securities and Exchange Commission from 1991 to 1993. Since 1993, Ms. Smythe has been a Partner in the law firm of Wilmer, Cutler & Pickering.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain indebtedness of the Company. The summary is qualified in its entirety by reference to the full text of the documents which govern the transaction so summarized.

     On July 9, 1996, the Company entered into the Credit Agreement with DnB and NedShip (together, the "Co-Arrangers") to fund the purchase of its Senior Notes, to finance the purchase of a vessel and to refinance secured indebtedness on two vessels and certain other existing indebtedness. As of November 15, 1996, $142.8 million of the loan provided by the Credit Agreement was outstanding.


     The Credit Agreement matures in January 1998. The repayment obligation under the Credit Agreement amortizes in 2 equal semi-annual installments of $7.5 million, due in January and July 1997, with the remaining balance payable in full at maturity. The Company is obligated to prepay the entire outstanding balance of the loan 120 days following the closing date of an equity offering. Further, proceeds from the sale of any vessels 100% owned by the Company, net of any prior indebtedness secured by such vessels and of any taxes, must be used to repay amounts outstanding under the Credit Agreement in inverse order of maturity. However, with respect to proceeds from a sale of the OMI Columbia, the Company is permitted to retain up to $10 million for general working capital purposes, so long as a minimum of $40 million of the proceeds are used to repay amounts outstanding under the Credit Agreement.

     Interest on amounts outstanding under the Credit Agreement is LIBOR + 13 @4% per annum and will increase on December 31, 1996 to LIBOR + 21 @2% per annum unless the Company has made aggregate principal repayments of at least $67.5 million on or before such date.

     The Company's obligations under the Credit Agreement are secured by a first priority mortgage together with a first priority assignment of earnings and insurance on 12 vessels (OMI Columbia, Colorado, Ranger, Paulina, Rover, Alma, Danube, Trinidad Sea, Trent, Czantoria, General and Elbe), a second priority mortgage on another 6 vessels (Courier, Pagoda, Patriot, Limar, Patricia and Cairo Sea) (the mortgaged vessels, collectively, the "Vessels") and a first priority pledge of the Company's equity ownership interests in four companies:
Petrolink, Amazon Transport, Inc., Wilomi, Inc. and White Sea Holdings Ltd. Further, the Company's equity ownership interests in Mosaic Alliance Corp. ("Mosaic") and Geraldton Navigation Co. Inc. (collectively, the "Joint Venture Interests") are subject to a negative pledge and there is a pledge of shares of the single purpose and Joint Venture Interest owning subsidiaries.

     The security enumerated above is subject to the condition that, if the fair market value of the Vessels, net of any pre-existing first priority mortgage-secured indebtedness, plus the value of the pledged Joint Venture Interests (based on the fair market value of the vessels owned by such companies), is less than 130% of the amounts outstanding under the Credit Agreement, the Company shall provide additional collateral acceptable to the Co-Arrangers, or, alternatively, the Company shall repay the obligations under the Credit Agreement in inverse order of maturity so that the minimum collateral maintenance percentage is restored. The fair market value of the Vessels is to be determined twice yearly at a minimum (and at any other time at the discretion of DnB) based on the average of two charter free valuations from independent ship brokers selected by the Company and approved by DnB.

     The Credit Agreement contains usual and customary events of default, including among others, a cross-default to other financial obligations of the Company, its wholly owned subsidiaries and joint venture companies.

     The Credit Agreement contains numerous restrictive covenants that limit the discretion of the Company's management with respect to certain business and financial matters. The covenants in the Credit Agreement include, but are not limited to, the following: The Company is required to maintain a minimum consolidated free cash amount, a minimum consolidated fixed charge coverage ratio and a maximum consolidated debt to equity ratio. The Company also is required to maintain each Vessel's ranking with such Vessel's classification society and insure each Vessel adequately (which includes in the case of oil tankers, additional perils--pollution coverage and in the case of the OMI Columbia, off-hire insurance). Without the prior written consent of the Co-Arrangers, the Company may not (subject to certain significant exceptions): incur additional indebtedness, create liens, prepay certain pre-existing indebtedness, make or commit to make new investments in additional vessels, change the commercial or management arrangements of certain vessels, sell certain assets or pay dividends. There are also restrictions on the Company's ability to consolidate or merge with other entities. In addition, all borrowers and guarantors under the Credit Agreement (other than the Company) are required to remain wholly owned subsidiaries of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and by-laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws. Common Stock

     General

     The Certificate of Incorporation authorizes the issuance of a total of 80,000,000 shares of Common Stock. At September 18, 1996, 31,144,685 shares of Common Stock were outstanding. The Company stock certificates (otherwise identical) are identified as "Domestic Share Certificates" (certificates representing shares issued to U.S. citizens) and "Foreign Share Certificates" (certificates representing shares issued to non-U.S. citizens). Except as stated below under "Qualifications for Ownership and Transfer of Shares," the rights of the holders of Domestic Share Certificates and Foreign Share Certificates are identical in all respects.

     Each holder of Common Stock is entitled to one vote for each share registered in such holder's name on the books of the Company on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Subject to the prior rights of holders of the Preferred Stock, the holders of the Common Stock are entitled to receive, in the event of liquidation, dissolution or winding up of the Company, pro rata, all assets remaining after payment of all obligations, and are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

     Qualifications for Ownership and Transfer of Shares

     The Shipping Act, 1916 and the Merchant Marine Act of 1936 require that at least 75% of the stock of a corporation operating any vessel in the U.S. coastwise trade be owned by United States Citizens (as defined below). In order to assure compliance with this citizenship requirement, the Certificate of Incorporation authorizes, and the Board of Directors has adopted, a By-Law authorizing the Board to determine a minimum percentage of outstanding shares of capital stock of the Company that must be held by United States Citizens. In September, 1996, the Board raised the minimum percentage from 77% to 90% in order to ensure the Company's ability to deliver shares to non-U.S. Citizens in connection with the International Offering. The minimum percentage which must be held by U.S. Citizens will be reduced to 77% following completion of the Offerings. At September 18, 1996, holdings by non-U.S. Citizens prior to such date aggregated only approximately 6% of the outstanding common stock of the Company.

     The Board has also adopted procedures for establishing the citizenship of the Company's stockholders. Any purported transfer of shares represented by a Domestic Share Certificate to a non-United States Citizen that would cause the level of ownership by United States Citizens to drop below the minimum will not be recorded on the registration books of the Company and will be ineffective to transfer the shares or any voting or other rights in respect thereof and the Company may regard the certificate, whether or not validly issued, as having been invalidly issued. The By-Laws authorize the Company to make all determinations with respect to validity of any transfer under these provisions and any such decision by the Company is final and binding.

     The Company believes that because of its dual stock certificate provisions and other restrictions contained in its By-Laws, it is in compliance with applicable shipping law citizenship requirements and that it meets applicable certification requirements as to the citizenship of its stockholders.

     As used herein, United States Citizen means (i) any individual who is a citizen of the United States by birth, naturalization or as otherwise authorized by law; (ii) any corporation if (A) it is organized under the laws of the United States or of a state, territory, district or possession thereof, (B) at least 75% of its stock is beneficially owned by United States Citizens, (C) its president or chief executive officer, chairman of the board of directors and all officers authorized to act in the absence or disability of such persons are United States Citizens and (D) more than 50% of the number of its directors necessary to constitute a quorum are United States Citizens; (iii) any partnership if (A) it is organized under the laws of the United States or of a state, territory, district of possession thereof, (B) all its general partners are United States Citizens and (C) at least a 75% interest in the partnership is beneficially owned by United States Citizens; (iv) any association or limited liability company if (A) it is organized under the laws of the United States or of a state, territory, district or possession thereof, (B) its president or other chief executive officer (or equivalent position), chairman of the board of directors (or equivalent committee or body) and any persons authorized to act in the absence or disability of such persons are United States Citizens, (C) at least 75% of the voting power is beneficially owned by United States Citizens,
(D) more than 50% of that number of its directors (or equivalent persons) necessary to constitute a quorum are United States Citizens and (E) each member is a United States Citizen; (v) any joint venture (if not an association, corporation or partnership) if (A) it is organized under the laws of the United States or of a state, territory, district or possession thereof and (B) all co-venturers are United States Citizens; and (vi) any trust if (A) it is domiciled in and existing under the laws of the United States or of a state, territory, district or possession thereof, (B) the trustee is a United States Citizen and (C) each beneficiary is a United States Citizen.

     Special Charter and By-Law Provisions

     The Certificate of Incorporation provides for three classes of directors having staggered terms. The term of office of each class is three years. The Certificate of Incorporation also provides that directors may be removed only for cause and only by the affirmative vote of the holders of not less than 80% of the voting stock of the Company.

     The Certificate of Incorporation requires a vote of the holders of not less than 80% of the voting stock of the Company to approve a merger or consolidation, or a sale, lease, exchange, transfer or other disposition of all or any substantial part of the Company's assets to certain other persons, entities and groups, and their affiliates and associates, holding directly or indirectly more than 10% of the Company's voting stock, unless (1) such merger, consolidation, disposition or other transaction was approved by at least 662 @ 3% of the members of the Board of Directors who are "Continuing Directors" (as defined in the Certificate of Incorporation) or (2) in the case of a merger, consolidation, or sale of assets, the cash or the fair market value or other consideration to be received by the Company's common stockholders is at least equal to the highest price paid by such 10% holder for its shares of the Company, and certain other conditions are met.

     Under the Certificate of Incorporation, holders of stock of the Company may act only at a meeting of shareholders duly called and held, and may not act by written consent. In addition, the By-Laws may not be modified, amended or repealed by the shareholders.

     The foregoing provisions of the Certificate of Incorporation cannot be changed except by the affirmative vote of 80% of the outstanding shares entitled to vote.

     The foregoing provisions of the Certificate of Incorporation could render more difficult or discourage a tender offer, merger or proxy contest for control of the Company and could have the effect of making it more difficult to remove incumbent management in such situations.

     The By-Laws also require the approval of at least 662 @3% of the members of the Board of Directors to take certain actions, including the following:

          1. Declare, pay or set aside monies for the payment of any dividends, or make any distributions to shareholders of the Company, or repurchase any shares of the Company's capital stock, or permit the Company's shareholders to purchase assets of the Company for cash at less than fair market value;

          2. Purchase any vessel, or charter-in any vessel for more than two years;

          3. Sell, mortgage or encumber any vessel, or charter-out any vessel for more than five years;

          4. Incur any indebtedness for money borrowed in excess of $3 million or incur any contingent obligations in excess of $3 million;

          5. Adopt or modify any pension, profit sharing, stock purchase or other employee benefit plan, except for benefits granted to union employees under collective bargaining agreements;

          6. Hire anyone at a salary in excess of, or increase the salary of any employee above, $100,000 per year or pay any employee in any year a bonus in excess of 40% of such employee's base salary;

          7. Incur or commit to incur any capital expenditure in excess of book depreciation for the year incurred or committed;

          8. Elect a president or any other person performing functions normally assigned to the chief executive officer of a company;

          9. Enter into any transaction outside the ordinary course of the Company's business conducted on December 31, 1983; or

          10. Amend, modify or repeal any of the By-Laws.

Delaware General Corporation Law Section 203

     The Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL"), an anti-takeover law which restricts certain "business combinations" (as defined in the DGCL) between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an interested stockholder. The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 662 @3% of the outstanding voting stock not owned by the interested stockholder.

Registrar and Transfer Agent

     The Transfer Agent and Registrar of the Common Stock is The Chase Manhattan Bank.

Preferred Stock

     OMI's Board of Directors may, without further action by OMI's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preference, and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of OMI before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of OMI's securities or the removal of incumbent management. The Board of Directors of OMI, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon completion of the Offerings, there will be no shares of Preferred Stock outstanding, and OMI has no current intention to issue any shares of Preferred Stock.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company by White & Case, New York, New York and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                     EXPERTS

     The consolidated financial statements of OMI and its subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, included or incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing or incorporated by reference in this Prospectus and are included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Wilomi and subsidiaries and the financial statements of Amazon each as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference in this Prospectus and are included in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

                                    GLOSSARY

     The following is a set of definitions for shipping terms that are used throughout this Prospectus:

     Aframax: a vessel of approximately 70,000-120,000 dwt.

     Annual Survey: the inspection of a vessel by a classification society surveyor that takes place every year.

     b/d: barrels per day.

     CDS: a construction-differential subsidy provided by the U.S. Government intended to equalize the cost of construction of a vessel in the United States with that of foreign shipyards.

     Charter: the hire of a ship for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charter-party. The Company views a charter which covers less than one year as a short-term charter; one which covers a period of one to three years as a medium-term charter; and a charter which lasts more than three years as a long-term charter.

     Chartered-ln: a charter for use by the Company.

     Crude Oil Tanker: a tanker vessel designed to carry crude oil or other dirty products.

     Deadweight: the total weight of cargo, fuel, water, stores, and crew, and their effects, that a ship can carry.

     DNV: Det Norske Veritas, the Norwegian classification society.

     Double-Bottom: hull construction technique by which a vessel has an inner and outer bottom separated by void space.

     Double-Hull: hull construction technique by which vessel has inner and outer side and bottom separated by void space.

     Double-Side: hull construction technique by which a vessel has an inner and outer side separated by void space.

     Dry Bulk Carrier: a single-deck ocean-going vessel designed to carry dry bulk commodities such as grain, coal and ore.

     Drydock: the removal of a vessel from the water for inspection and/or repair of underwater parts.

     dwt: deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tonnes of 1,000 kg. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

     Handymax: a vessel of approximately 35,000-50,000 dwt.

     Handysize: a vessel of approximately 25,000-35,000 dwt.

     IMO: International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

     Intermediate Survey: the inspection of a vessel by a classification society surveyor which takes place two to three years before and after each Special Survey for such vessel.

     Laid-up: storage of a vessel.

     Lightering: the process of discharging a vessel's cargo onto smaller vessels.

     Lightweight: the weight of the vessel with no fuel, water, passengers, crew, baggage, mail, stores or cargo aboard.

     LPG: liquified petroleum gas.

     LPG Carrier: a vessel designed to carry various petroleum gas products in liquid form.

     Master: chief officer of a vessel licensed by the country in which the vessel is registered.

     Newbuilding: a new vessel.

     ODS: an operating differential subsidy provided by the U.S. Government intended to equalize the cost of operation of a U.S. flag vessel to that of a foreign-flag vessel.

     Off-Hire Day: each day on which a vessel under charter is not earning revenue.

     OPA: the United States Oil Pollution Act of 1990.

     Operating fleet: vessels either owned or chartered-in by the Company or the Joint Ventures.

     Panamax Carrier: a vessel of approximately 50,000 to 70,000 dwt, of maximum length, breadth and draught capable of passing through the Panama Canal.

     Product Carrier: a tanker vessel designed to carry a small number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.

     Protection and Indemnity Insurance: insurance obtained through a mutual association formed by shipowners to provide protection from financial loss to one member by contribution towards that loss by all members.

     SEP Management Program: DNV's Safety and Environmental Protection management program.

     Special Survey: the inspection of a vessel by a classification society surveyor which takes place every four to five years.

     Spot market: the market for immediate chartering of a vessel.

     Suezmax: a tanker of approximately 120,000--160,000 dwt, of maximum length, breadth and draught capable of passing fully loaded through the Suez Canal and capable of carrying 1 million barrels of oil.

     Tanker: a vessel designed to carry liquid bulk commodities, such as crude oil, refined petroleum products and chemicals, vegetable oils and molasses.

     T/C/E Rate: a spot market rate adjusted to equate to a time charter rate measured in dollars per day, before deducting brokerage commissions and excluding off-hire and idle time.

     Time Charter: rental of a vessel for a specified period of time. Owner provides the vessel with crew, stores and provision, ready in all aspects to load cargo and proceed on a voyage. Charterer provides fuel and pays canal and port charges.

     Ton-mile: tonnes carried by a vessel multiplied by the distance traveled.

     Tonne: a metric ton--1,000 kilograms or 2,204.6 pounds.

     ULCC: ultra large crude carrier. An ocean-going tanker vessel of more than 300,000 dwt, designed to carry crude oil cargo.

     VLCC: very large crude carrier. An ocean-going tanker vessel of between 200,000 and 300,000 dwt, designed to carry crude oil cargo.

     Voyage Charter: rental of a vessel for a specified voyage in which all costs are for the owner's account.

     Workboat/supply boat: a vessel designed to support lightering operations or offshore drilling or oil production operations.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report ..............................................  F-2

Consolidated Statements of Operations for the fiscal years ended
  December 31, 1993, 1994 and 1995 and (unaudited) the nine months ended September 30, 1995 and 1996 .......................................  F-3
Consolidated Balance Sheets at December 31, 1994 and 1995
  and September 30, 1996 ..................................................  F-4
Consolidated Statements of Cash Flows for the fiscal years ended
  December 31, 1993, 1994 and 1995, and (unaudited) the nine months ended September 30, 1995 and 1996 .......................................  F-6
Consolidated Statements of Changes in Stockholders' Equity for the
  fiscal years ended December 31, 1993, 1994 and 1995 and (unaudited)
  the nine months ended September 30, 1996 ................................  F-7
Notes to Consolidated Financial Statements for the three years ended
  December 31, 1995 and (unaudited) the nine months ended September
  30, 1995 and 1996 .......................................................  F-8

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of OMI Corp.:

     We have audited the accompanying consolidated balance sheets of OMI Corp. and its subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York

February 28, 1996
(March 20, 1996 as to Note 10)

                           OMI CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (in thousands, except per share data)


                                                                                    For the Nine Months
                                               For the Years Ended December 31,     Ended September 30,
                                               ---------------------------------   ---------------------
                                                  1993        1994        1995        1995        1996
                                                                                         (Unaudited)
REVENUES:
 Voyage revenues (Note 2) ...................  $ 265,780   $ 261,357   $ 232,589   $ 175,924   $ 175,446
 Other income (Note 2) ......................      4,699       5,439       7,291       4,360       6,273
                                               ---------   ---------   ---------   ---------   ---------
   Total revenues ...........................    270,479     266,796     239,880     180,284     181,719
                                               ---------   ---------   ---------   ---------   ---------
OPERATING EXPENSES:
 Vessel and voyage ..........................    209,722     217,140     208,192     153,971     130,574
 Depreciation and amortization ..............     35,441      37,770      34,734      26,070      23,818
 Operating lease ............................      6,666       6,400       4,938       3,789         755
 Provision for losses (Note 10):
  Impaired value of vessels .................       --        14,798       8,707        --          --
  Lease obligation ..........................       --        19,800       6,687        --          --
 General and administrative .................     16,748      18,972      15,303      10,953      11,425
                                               ---------   ---------   ---------   ---------   ---------
   Total operating expenses .................    268,577     314,880     278,561     194,783     166,572
                                               ---------   ---------   ---------   ---------   ---------

OPERATING INCOME (LOSS) .....................      1,902     (48,084)    (38,681)    (14,499)     15,147
                                               ---------   ---------   ---------   ---------   ---------
OTHER INCOME (EXPENSE):
 Gain on disposal of assets-net (Note 11) ...      4,401      10,222       5,647       6,766      12,833
 Provision for writedown of investments
  (Notes 1, 2) ..............................     (1,625)     (1,250)       --          --          --
 Interest expense ...........................    (21,788)    (28,808)    (26,708)    (20,054)    (21,500)
 Interest income ............................      1,738       2,843       2,076       1,594       1,491
 Minority interest in (income) loss
  of subsidiary .............................       (649)       (304)        229         197      (1,287)
 Other-net ..................................       --          (191)      1,040         883        --
                                               ---------   ---------   ---------   ---------   ---------
   Net other expense ........................    (17,923)    (17,488)    (17,716)    (10,614)     (8,463)
                                               ---------   ---------   ---------   ---------   ---------
Loss before income taxes, equity
 in operations of joint ventures
 and extraordinary loss .....................    (16,021)    (65,572)    (56,397)    (25,113)      6,684
Benefit (provision) for income taxes (Note 5)      1,730      22,305      18,973       8,296      (1,833)
                                               ---------   ---------   ---------   ---------   ---------
(Loss) income before equity in operations
 of joint ventures and extraordinary loss ...    (14,291)    (43,267)    (37,424)     16,817       4,851
Equity in operations of joint ventures
 (Note 2) ...................................      5,544       5,402       5,528       5,493       1,136
                                               ---------   ---------   ---------   ---------   ---------
(Loss) income before extraordinary loss .....     (8,747)    (37,865)    (31,896)    (11,324)      5,987
Extraordinary loss, net of tax benefit
 (Note 3) ...................................       --          --          --          --        (2,661)
                                               ---------   ---------   ---------   ---------   ---------
NET (LOSS) INCOME ...........................  $  (8,747)  $ (37,865)  $ (31,896)  $ (11,324)  $   3,326
                                               =========   =========   =========   =========   =========
(Loss) income per common share:

 Loss (income) before extraordinary loss ....  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.19
 Extraordinary loss--net of tax benefit .....       --          --          --          --         (0.08)
                                               =========   =========   =========   =========   =========
NET (LOSS) INCOME PER COMMON SHARE

 (NOTE 1) ...................................  $   (0.29)  $   (1.24)  $   (1.04)  $   (0.37)  $    0.11
                                               =========   =========   =========   =========   =========
WEIGHTED AVERAGE NUMBER OF SHARES OF
 COMMON STOCK OUTSTANDING ...................     30,590      30,417      30,745      30,658      31,420
                                               =========   =========   =========   =========   =========



                 See notes to consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                (in thousands, except shares and per share data)

                                     ASSETS


                                                            December 31,     September 30,
                                                         ------------------  -------------
                                                           1994      1995         1996
                                                         --------  --------     --------
                                                                 (Unaudited)
CURRENT ASSETS:
 Cash, including cash equivalents of:
  1994-$19,734; 1995-$26,008;
  1996-$25,756 (Notes 1, 4) ...........................  $ 31,797  $ 32,569     $ 44,682


 Marketable securities (Notes 1, 4) ...................    14,415      --           --
 Advances to masters ..................................       635     2,033        2,338
 Receivables:
  Traffic .............................................    16,364    12,016        9,152
  Other ...............................................     9,442     9,333       15,529
 Income tax refund receivable (Note 5) ................      --       5,651        5,651
 Prepaid expenses and other current assets ............     8,726     5,937        2,342
 Vessel held for sale (Note 11) .......................      --      14,668        2,574
                                                         --------  --------     --------
   Total current assets ...............................    81,379    82,207       82,268
                                                         --------  --------     --------
CAPITAL CONSTRUCTION AND OTHER RESTRICTED FUNDS
 (Notes 1, 3, 4) ......................................    12,961     9,765       10,074
VESSELS AND OTHER PROPERTY (Note 1):
 Vessels (Notes 3, 11) ................................   686,763   637,741      506,571
 Other property .......................................     8,636     8,394        8,473
                                                         --------  --------     --------
  Total vessels and other property ....................   695,399   646,135      515,044
 Less accumulated depreciation ........................   294,401   277,694      216,860
                                                         --------  --------     --------
  Vessels and other property-net ......................   400,998   368,441      298,184
                                                         --------  --------     --------
INVESTMENTS IN, AND ADVANCES TO JOINT VENTURES (Note 2)    81,868    84,915       88,708
CASH HELD IN ESCROW (Note 11) .........................      --        --         25,527
LONG-TERM SECURITIES (Notes 1, 4) .....................     3,075       591         --
OTHER ASSETS AND DEFERRED CHARGES .....................    24,851    19,567       14,385
                                                         --------  --------     --------
TOTAL .................................................  $605,132  $565,486     $519,146
                                                         ========  ========     ========


                 See notes to consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share amount)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                  December 31,        September 30,
                                                              ---------------------   -------------
                                                                 1994        1995          1996
                                                              ---------   ---------     ---------
                                                                                       (Unaudited)
CURRENT LIABILITIES:
 Accounts payable ..........................................  $   6,842   $   5,187     $   8,786
 Accrued liabilities:
  Voyage and vessel ........................................     22,075      24,548        19,518
  Interest .................................................      4,563       4,375         4,276
  Lease termination costs (Note 10) ........................       --        22,000          --
  Other ....................................................      5,838       4,169         4,042
 Current portion of long-term debt (Notes 3, 4) ............     18,900      24,582        20,973
                                                              ---------   ---------     ---------
   Total current liabilities ...............................     58,218      84,861        57,595
                                                              ---------   ---------     ---------

ADVANCE TIME CHARTER REVENUES AND OTHER
 LIABILITIES ((Note 10) ....................................     31,509      10,470         6,860
LONG-TERM DEBT ((Note 3, 4) ................................    253,239     259,284       238,307
DEFERRED INCOME TAXES ((Note 5) ............................     79,448      63,082        63,435
MINORITY INTEREST IN SUBSIDIARY ............................      3,042       2,594         3,662
COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' EQUITY:
 Common stock, $0.50 par value; 80,000,000 shares
  authorized; shares issued and outstanding:
  1994--30,672,268; 1995--31,041,119; 1996--31,150,515
  (Note 7) .................................................     15,336      15,521        15,575
 Capital surplus (Note 2) ..................................    129,919     131,622       132,130
 Retained earnings (deficit) (Note 3) ......................     26,631      (5,265)       (1,939)
 Cumulative translation adjustment (Note 1) ................      4,912       4,912         4,912
 Unearned compensation-employee stock ownership trust
  (Note 6) .................................................       (663)       --            --
 Unearned compensation-restricted stock (Note 7) ...........       (941)     (1,404)       (1,110)
 Unrealized gain (loss) on securities-net of deferred income taxes of 1994--$3,060, 1995--$16, 1996--$(33)
  (Notes 1,4) ..............................................      5,684          29           (61)
 Treasury stock (Note 2) ...................................     (1,202)       (220)         (220)
                                                              ---------   ---------     ---------
   Total stockholders' equity ..............................    179,676     145,195       149,287
                                                              ---------   ---------     ---------
 TOTAL .....................................................  $ 605,132   $ 565,486     $ 519,146
                                                              =========   =========     =========



                 See notes to consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)


                                                                                                       For the Nine Months
                                                                     For the Years Ended December 31,  Ended September 30,
                                                                     --------------------------------  --------------------
                                                                        1993       1994       1995      1995        1996
                                                                                                            (Unaudited)
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
 Net (loss) income ................................................  $  (8,747)  $(37,865)  $(31,896)  $(11,324)  $   3,326
 Adjustments to reconcile net (loss) income to net
  cash (used) provided by operating activities:
   (Decrease) increase in deferred
    income taxes ..................................................     (4,720)   (22,387)   (13,322)    (8,296)      1,833
   Depreciation and amortization ..................................     35,441     37,770     34,734     26,070      23,818
   Amortization of unearned compensation ..........................        456      1,630        943        693         294
   Gain on disposal of assets--net ................................     (4,401)   (10,222)    (5,696)    (6,817)    (12,833)
   Provision for losses on vessels/lease ..........................       --       34,598     15,394       --          --
   Provision for writedown of investments .........................      1,625      1,250       --         --          --
   Other--net .....................................................       --         (554)    (1,040)      (883)       --
   Equity in operations of joint ventures under
    (over) dividends received .....................................      6,279     (4,410)    (4,989)    (3,754)       (768)
   Extraordinary loss--net of tax .................................       --         --         --         --         2,661
 Changes in assets and liabilities:
   Decrease (increase) in receivables and other
    current assets ................................................      8,302     (5,499)       191      2,810         (41)
   (Decrease) increase in accounts payable and
    accrued liabilities ...........................................       (448)     4,391       (274)     1,165     (23,110)
   Advances (from) to joint ventures--net .........................     (6,657)       196      2,578      2,912      (3,025)
   (Increase) decrease in other assets and
    deferred charges ..............................................     (1,700)     3,037      4,055      1,773     (12,196)
   Increase (decrease) in advance time charter
    revenues and other liabilities ................................      5,382       (981)    (6,216)    (2,883)       (694)
   Other assets and liabilities--net ..............................        603        693        721        688         375
                                                                     ---------   --------   --------   --------   ---------
    Net cash provided (used) by
     operating activities .........................................     31,415      1,647     (4,817)     2,154     (20,360)
                                                                     ---------   --------   --------   --------   ---------
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES:
 Proceeds from disposition of vessels and
  other property ..................................................     12,178     23,703      8,775      8,763      57,839
 Proceeds (payments) for sale/purchase
  of securities ...................................................      6,927      3,749     15,076     14,867       1,079
 Additions to vessels and other property ..........................    (36,548)   (15,318)   (38,140)   (19,804)    (14,909)
 Withdrawals from Capital Construction and
  other restricted funds ..........................................        916       --        5,200      5,200        --
 Proceeds and interest received and reinvested
  in Capital Construction and other
  restricted funds ................................................       (650)    (1,033)      (654)      (424)       (476)
 Investments in joint ventures ....................................     (3,724)    (2,847)      --         --          --
 Other ............................................................        300      1,485       --         --          --
                                                                     ---------   --------   --------   --------   ---------
    Net cash (used) provided by investing
     activities ...................................................    (20,601)     9,739     (9,743)     8,602      43,533
                                                                     ---------   --------   --------   --------   ---------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
 (Payments) proceeds on notes payable
  to bank--net ....................................................    (13,500)      --         --         --          --
 Proceeds from issuance of long-term debt .........................    177,000     12,050     44,600      9,000     173,923
 Payments on long-term debt .......................................   (142,628)   (36,447)   (30,543)   (23,870)   (185,524)
 Payments for debt issue costs ....................................     (1,292)      (776)      --         --          --
 Proceeds from issuance of common stock ...........................        217        263      1,275      1,260         541
 Dividends paid ...................................................     (2,140)      --         --         --          --
                                                                     ---------   --------   --------   --------   ---------
    Net cash provided (used) by financing
     activities ...................................................     17,657    (24,910)    15,332    (13,610)    (11,060)
                                                                     ---------   --------   --------   --------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS ......................................................     28,471    (13,524)       772     (2,854)     12,113
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD ........................................................     16,850     45,321     31,797     31,797      32,569
                                                                     ---------   --------   --------   --------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ........................  $  45,321   $ 31,797   $ 32,569   $ 28,943   $  44,682
                                                                     =========   ========   ========   ========   =========



                 See notes to consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                For The Years Ended December 31, 1993, 1994, 1995
            and (Unaudited) the Nine Months Ended September 30, 1996


                                 (in thousands)


                                                                                            Unearned   Unearned    Unrealized
                                                                                             Compen-     Compen-      Gain
                                         Common Stock                Retained   Cumulative   sation      sation    (Loss) on
                                      -----------------    Capital   Earnings   Translation   From     Restricted  Securities-
                                      Shares     Amount    Surplus   (Deficit)  Adjustment    ESOP       Stock         Net
                                      ------     ------    -------   ---------  ----------    ----       -----         ---
Balance at January 1, 1993 ..........  30,568   $ 15,284  $ 128,705  $ 73,243     $4,912    $(2,520)    $(1,152)
Net loss ............................                                  (8,747)
Exercise of stock options ...........      47         23        195
Amortization of unearned compensation                                                           361          95
Unrealized gain on securities .......                                                                               $ 9,709
Purchase of treasury stock ..........
                                       ------   --------  ---------  --------     ------    -------     -------     -------
Balance at December 31, 1993 ........  30,615     15,307    128,900    64,496      4,912     (2,159)     (1,057)      9,709
Net loss ............................                                 (37,865)
Exercise of stock options ...........      52         26        237
Issuance of restricted stock awards .      15          8         86                                         (94)
Forfeiture of restricted stock awards     (10)        (5)       (71)                                         76
Amortization of unearned compensation                                                         1,496         134
Net change in valuation account .....                                                                                (4,025)
Purchase of treasury stock ..........
Sale of treasury stock ..............                           767
                                       ------   --------  ---------  --------     ------    -------     -------     -------
Balance at December 31, 1994 ........  30,672     15,336    129,919    26,631      4,912       (663)       (941)      5,684
Net loss ............................                                 (31,896)
Issuance of restricted stock awards .     110         55        688                                        (743)
Exercise of stock options ...........     259        130      1,145
Amortization of unearned compensation                                                           663         280
Net change in valuation account .....                                                                                 1,139
Sale of securities ..................                                                                                (6,794)
Sale of treasury stock ..............                          (130)
                                       ------   --------  ---------  --------     ------    -------     -------     -------
Balance at December 31, 1995 ........  31,041     15,521    131,622    (5,265)     4,912       --        (1,404)         29
Net income ..........................                                   3,326
Exercise of stock options and
 stock appreciation rights ..........     109         54        508
Amortization of unearned compensation                                                                       294
Net change in valuation account .....                                                                                   (90)
                                       ------   --------  ---------  --------     ------    -------     -------     -------
Balance at September 30, 1996 .......  31,150   $ 15,575  $ 132,130  $ (1,939)    $4,912    $  --       $(1,110)    $   (61)
                                       ======   ========  =========  ========     ======    =======     =======     =======

                                                        Total
                                                        Stock-
                                          Treasury     holders'
                                           Stock        Equity
                                           -----        ------
Balance at January 1, 1993 ..........     $   (81)   $ 218,391
Net loss ............................                   (8,747)
Exercise of stock options ...........                      218
Amortization of unearned compensation                      456
Unrealized gain on securities .......                    9,709
Purchase of treasury stock ..........          (1)          (1)
                                          -------    ---------
Balance at December 31, 1993 ........         (82)     220,026
Net loss ............................                  (37,865)
Exercise of stock options ...........                      263
Issuance of restricted stock awards .                     --
Forfeiture of restricted stock awards                     --
Amortization of unearned compensation                    1,630
Net change in valuation account .....                   (4,025)
Purchase of treasury stock ..........      (2,431)      (2,431)
Sale of treasury stock ..............       1,311        2,078
                                          -------    ---------
Balance at December 31, 1994 ........      (1,202)     179,676
Net loss ............................                  (31,896)
Issuance of restricted stock awards .                     --
Exercise of stock options ...........                    1,275
Amortization of unearned compensation                      943
Net change in valuation account .....                    1,139
Sale of securities ..................                   (6,794)
Sale of treasury stock ..............         982          852
                                          -------    ---------
Balance at December 31, 1995 ........        (220)     145,195
Net income ..........................                    3,326
Exercise of stock options and
 stock appreciation rights ..........                      562
Amortization of unearned compensation                      294
Net change in valuation account .....                      (90)
                                          -------    ---------
Balance at September 30, 1996 .......     $  (220)   $ 149,287
                                          =======    =========



                 See notes to consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 For the Three Years Ended December 31, 1995 and
          (Unaudited) the Nine Months Ended September 30, 1995 and 1996
                     (All tabular amounts are in thousands)


Note 1--Summary of Significant Accounting Policies

     Business--OMI Corp. ("OMI or the Company") is a bulk shipping company which operates in both international and domestic shipping markets.

     Principles of Consolidation--The consolidated financial statements include all domestic and foreign subsidiaries which are more than 50 percent owned by OMI. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Investments in joint ventures, in which the Company's interest is 50 percent or less and where it is deemed that the Company's ownership gives it significant influence over operating and financial policies, are accounted for by the equity method.


     Unaudited Financial Statements--In the opinion of management, the unaudited consolidated financial statements reflect the adjustments (comprising only normal recurring accruals) necessary for a fair presentation of financial position at September 30, 1996 and results of operations and cash flows for the nine months ended September 30, 1995 and 1996.


     Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Operating Revenues and Expenses--Voyage revenues and expenses are recognized on the percentage of completion method of accounting based on voyage costs incurred to date as compared to estimated total voyage costs. Estimated losses on voyages are provided for in full at the time such losses become evident.

     Special survey and drydock expenses are accrued and charged to operating expenses over the survey cycle, which is generally a two to three year period. The accruals of such expenses are based on management's best estimates of future cost and the expected length of the survey cycle. However, the ultimate liability may be more or less than such estimates.

     Investments in Securities--Investments in marketable securities have been classified by management as available-for-sale and are carried at fair value. Net unrealized gains or losses are reported as a separate component of stockholders' equity. Adjustments are made to net income for any impairment in value that is deemed to be other than temporary. Realized gains and losses on the sales of securities are recognized in net income on the specific identification basis.

     Capital Construction and Other Restricted Funds--The Capital Construction Fund ("CCF") is restricted to provide for replacement vessels, additional vessels or reconstruction of vessels built in the United States. The other restricted funds are to be used to pay certain of the Company's debt. These funds can be used at the discretion of the Company upon receipt of written approval from the Maritime Administration.

     Vessels and Other Property--Vessels and other property are recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line method based on the estimated useful lives of the assets up to the assets' estimated salvage value. The useful lives of the vessels range from 20 to 30 years. Salvage value is based upon a vessel's lightweight tonnage multiplied by a scrap rate.

     Expenditures for maintenance, repairs and minor renewals are expensed. Major replacements and renewals are capitalized.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 1--Summary of Significant Accounting Policies--(Continued)

     In the event that facts and circumstances indicate that the carrying amount of a vessel may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the vessel are compared to the vessel's carrying value to determine if a writedown to fair value or discounted cash flow is required (see Note 10).

     Leasehold improvements are amortized on the straight-line method over the terms of the leases or the estimated useful lives of the improvements as appropriate.


     Goodwill--Goodwill, included in Other Assets and Deferred Charges, recognized in business combinations accounted for as purchases, of $17,868,000 before accumulated amortization of $3,260,000 and $3,961,000 at December 31, 1994 and 1995, respectively, and $4,487,000 atSeptember 30, 1996 is being amortized over 25 years. The carrying value of goodwill is reviewed periodically based on the estimated future undiscounted cash flows of the entity acquired over the remaining amortization period.


     Net Income (Loss) per Common Share--Net income (loss) per common share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issuable upon the exercise of stock options (see Note 7) have not been included in the computation where their effect would be anti-dilutive.

     Federal Income Taxes--OMI files a consolidated Federal income tax return which includes all its domestic subsidiary companies. Deferred income taxes are determined on the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (see Note
5).

     Cash Flows--Cash equivalents represent liquid investments which mature within 90 days. The carrying amount approximates fair value.


     During the years ended December 31, 1993, 1994 and 1995, interest paid totaled approximately $20,647,000, $29,447,000 and $24,688,000, respectively.
During the nine months ended September 30, 1996, interest paid was $21,599,000. For the year ended December 31, 1993, income taxes paid were approximately $6,413,000. There were no income taxes paid during 1994, 1995 and the nine months ended September 30, 1996.

     Reclassifications--Certain reclassifications have been made to the 1993, 1994 and 1995 financial statements to conform to the 1996 presentation.


     Newly Issued Accounting Standards--Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 establishes accounting standards for recording the impairment of long-lived assets, certain identifiable intangibles, goodwill and assets to be disposed of. The adoption of this Statement did not have a significant effect on the Company's consolidated financial position or results of operations.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Awards of Stock-Based Compensation to Employees." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 2--Investments in Joint Ventures

     The operating results of the joint ventures have been included in the accompanying consolidated financial statements on the basis of ownership as follows:

                                                                      Percent of
                                                                      Ownership
                                                                      ---------
Amazon Transport, Inc. ( "Amazon ") ..............................      49.0
Aurora Management Ltd. ( "Aurora ") ..............................      49.9(1)
Aurora Tankers Ltd. ..............................................      49.9(2)
Aurora Tankers Pte. Ltd. .........................................      49.9(2)
Aurora Tankers (UK) Ltd. .........................................      49.9(2)
Ecomarine USA ....................................................      49.0(3)
Gainwell Investments Ltd. ........................................      25.0
Geraldton Navigation Company Inc. ( "Geraldton ") ................      49.9
Grandteam Ship Management Ltd. ...................................      50.0
Greeley Management Ltd. ( "Greeley ") ............................      49.9(1)
K/S Palawan Princess .............................................      25.0(4)
Mosaic Alliance Corporation ( "Mosaic ") .........................      49.9
Mundogas Orinoco Ltd. ............................................      50.0(5)
Ocean Specialty Tankers Corp. ( "OSTC ") .........................      50.0(6)
Vanomi Management, Inc. ..........................................      50.0
White Sea Holdings Ltd. ( "White Sea ") ..........................      49.0
Wilomi, Inc. ( "Wilomi ") ........................................      49.0

----------
(1)  Joint ventures terminated July 1, 1993.
(2)  Joint ventures terminated December 31, 1994.
(3)  Joint venture interest was sold August 1996.
(4)  The joint venture sold its primary asset in January 1994.
(5)  OMI sold its investment in Mundogas Orinoco Ltd. in 1993.
(6)  Joint venture interest was sold August 14, 1996.


     OMI has entered into management service agreements with certain of its joint ventures, wherein the Company acts as technical and/or commercial manager for certain of the ventures' vessels. Management fees relating to services rendered to joint ventures aggregated $699,000, $820,000 and $759,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Management fees for the nine months ended September 30, 1996 aggregated $335,000.


     In 1995, Mosaic purchased $2,000,000 of OMI's 10.25 percent Senior Notes ("Notes") at a cost of $1,736,000. The Company's portion of such Notes was considered a retirement of debt. On July 12, 1996, the Company repurchased these Notes at par (see Note 3).

     In 1994, Mosaic owned 893,800 shares of OMI common stock acquired on the open market at an aggregate cost of $4,595,000 and also sold 600,000 of these shares in 1994. The remaining 293,800 shares were sold in 1995. OMI's equity in these shares was accounted for as treasury stock. OMI's share of the gains (losses) on the sale of the stock of $767,000 in 1994 and $(130,000) in 1995 was recorded in capital surplus.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 2--Investments in Joint Ventures--(Continued)

     Summarized combined financial information pertaining to all affiliated companies accounted for by the equity method is as follows:


                                                                     For the
                                                                   Nine Months
                                          For the Years Ended         Ended
                                              December 31,         September 30,
                                       --------------------------  -------------
                                         1993     1994     1995        1996
Results of operations:
 Revenues ............................ $118,769 $120,707 $123,256    $ 43,823
 Operating income ....................   17,410   18,661   23,488       6,865
 Gain (loss) on disposal of assets-net     --      2,976    1,791        (647)
 Net income ..........................   10,869   11,741   15,587       1,125

                                              December 31,
                                         ---------------------    September 30,
                                           1994         1995          1996
                                         --------     --------      --------


Net Assets:
 Current assets ......................   $ 64,236     $ 54,958      $ 41,323
 Vessels and other property-net ......    303,876      286,250       258,162
 Other assets ........................      9,605        7,710         3,806
                                         --------     --------      --------
Total assets .........................    377,717      348,918       303,291
                                         --------     --------      --------
Less:
 Current liabilities .................     39,414       34,594        21,623
 Long-term debt ......................    171,045      142,380       109,546
 Other liabilities ...................      2,833        1,418         1,876
                                         --------     --------      --------
Total liabilities ....................    213,292      178,392       133,045
                                         --------     --------      --------
Shareholders' and partners' equity ...   $164,425     $170,526      $170,246
                                         ========     ========      ========


     During 1993, 1994, 1995, and for the nine months ended September 30, 1996, OMI chartered three vessels to OSTC for $24,434,000, $26,564,000, $26,099,000, and $15,673,000, respectively. These amounts are included in revenues of OMI as the operations of OSTC are not consolidated. (See Note 11).


     During 1994, OMI wrote down its investment in Aurora Tankers Ltd. by $1,250,000 to recognize the estimated loss on exiting the joint venture. The Company also wrote off its investment in Ecomarine USA of $1,625,000 in 1993.


     In 1993, dividends of $4,410,000 and $258,000 were received from Amazon and Aurora, respectively. In 1994, OMI received distributions of $2,450,000 from Amazon and of $27,000 from Greeley and in 1995, OMI received dividends of $539,000 from White Sea. During the nine months ended September 30, 1996, OMI received a dividend of $368,000 from White Sea.


     Certain of the loan agreements to which the Company's joint ventures are party contain restrictive covenants requiring minimum levels of cash or cash equivalents, working capital and net worth, maintenance of specified financial ratios and collateral values, and restrict the ability of the joint ventures to pay dividends to the Company. These loan agreements also contain various provisions restricting the right of the joint ventures to make certain investments, to place additional liens on their property, to incur additional long-term debt, to make certain payments (including in certain instances, dividends), to merge or to undergo a similar corporate reorganization, and to enter into transactions with affiliated companies.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 3--Long-Term Debt and Credit Arrangements Long-term debt consists of the following:


                                                             December 31,
                                                          ------------------    September 30,
                                                            1994      1995          1996
                                                          --------  --------      --------
10.25% unsecured Senior Notes due 2003 (1, 2) ..........  $160,650  $150,002      $  6,827
Bonds, mortgage notes and loans under bank credit
 agreements secured by vessels:
  Bonds payable at 5.35% to 10.1% in varying
   installments to 2006 ................................    20,013    17,488          --
  Mortgage notes at variable rates above the London
   Interbank Offering Rate ("LIBOR") in varying
   installments to 2005(3) .............................    83,852    81,780        43,530
  Loans under bank credit agreements at variable rates
   above LIBOR(2) ......................................      --      32,000       205,923
7% convertible note due 02/29/04 .......................      --        --           3,000
Unsecured notes payable to an affiliate at 5.0% due 1996     7,624     2,596          --
                                                          --------  --------      --------
Total ..................................................   272,139   283,866       259,280
Less current portion of long-term debt .................    18,900    24,582        20,973
                                                          --------  --------      --------
Long-term debt .........................................  $253,239  $259,284      $238,307
                                                          ========  ========      ========


----------
(1) On July 12, 1996, OMI completed its cash tender offer for the purchase at par of its outstanding Notes (see below).
(2) $998,000 of the Senior Notes representing Mosaic's purchase of such Notes were retired in 1995 (see Note 2).


(3)  Rates at September 30, 1996 ranged from 6.8125 percent to 7.6875 percent.


     Aggregate maturities during the next five years from December 31, 1995 are $24,582,000, $15,965,000, $18,083,000 $12,942,000 and $8,004,000.

     In 1994, 1995 and January 1996 OMI repurchased $9,350,000, $9,650,000 and
$14,050,000 of the 10.25 percent unsecured Senior Notes ("Notes") due 2003 for net gains of $753,000, $1,040,000, and $556,000, respectively. These gains are included in Other-net in the accompanying consolidated statements of operations.

     On July 12, 1996, OMI completed its cash tender offer for the purchase at par of its outstanding Notes. Of the $136,950,000 outstanding aggregate amount of Notes, $130,123,000 was tendered for payment pursuant to the offer and $6,827,000 remain outstanding. An extraordinary loss (net of the tax benefit) of approximately $3,000,000 or $.10 per share was recorded in the third quarter for the extinguishment of debt. The purchase of the Notes in connection with the cash tender offer was financed by a new credit agreement described below.


     To fund the purchase of its Notes, finance the purchase of a vessel and refinance secured indebtedness on two vessels and certain other indebtedness, in July 1996 the Company signed a $167,750,000 Credit Agreement ("Credit Agreement") with two foreign banks as co-arrangers. This agreement, which matures in 18 months, requires two equal semi-annual installments of $7,500,000 at a rate of LIBOR plus 1.75 percent until December 31, 1996 when the rate increases to LIBOR plus 2.50 percent unless OMI has made aggregate principal repayments of at least $67,500,000 on or before such date. The Company repaid $6,827,000 (equal to the amount of Notes not tendered) of such outstanding principal amounts on July 18, 1996 and repaid an additional $18,173,000 in the fourth quarter of 1996. The Credit Agreement matures in January 1998 when the remaining balance is due.


     The Credit Agreement is secured by first priority mortgages and assignment of earnings on 12 vessels, second priority mortgages on six other vessels and a first priority pledge of the Company's equity ownership interests in OMI Petrolink Corporation, Amazon, Wilomi and White Sea. Further, OMI's equity ownership interests in Mosaic and Geraldton may not be pledged to secure other borrowings. The Credit

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Agreement imposes operating and financial restrictions on the Company which affect, and in many respects significantly limit or prohibit, the ability of the Company to, among other things, incur additional indebtedness, create liens, sell capital stock of subsidiaries or certain other assets, make certain investments, engage in mergers and acquisitions, make certain capital expenditures or pay dividends. The New Credit Agreement calls for a commitment fee of .75 percent per annum payable monthly on the total credit.

     Aggregate maturities of long-term debt following the purchase of the Notes, borrowing under the New Credit Agreement (net of the repayment of $6,827,000), and the discharge of $34,650,000 of mortgage debt in August 1996 (see Note 11) are: $2,416,000, $22,592,000, $198,258,000, $4,658,000 and $5,010,000 for the
periods ending December 31, 1996, 1997, 1998, 1999 and 2000, respectively.


     The Company had a revolving credit/term loan agreement providing for a credit facility of up to $35,000,000 secured by three vessels under which $35,000,000 was outstanding at September 30, 1996.

     Bonds of a domestic subsidiary of OMI in the amounts of $17,488,000 at December 31, 1995 were collateralized by mortgages on vessels. OMI was discharged from its obligation for these bonds in connection with the sale of two vessels in August 1996 (see Note 11).

     At September 30, 1996, vessels with a net book value of $277,578,000 and shares of a subsidiary and three joint ventures with an aggregate carrying value of $53,474,000 have been pledged as collateral on long-term debt issues.


     Certain of the loan agreements of the Company's subsidiaries contain restrictive covenants requiring minimum levels of cash or cash equivalents, working capital and net worth, maintenance of specified financial ratios and collateral values, and restrict the ability of the Company's subsidiaries to pay dividends to the Company. These loan agreements also contain various provisions restricting the right of OMI and/or its subsidiaries to make certain investments, to place additional liens on the property of certain of OMI's subsidiaries, to incur additional long-term debt, to make certain payments, to merge or to undergo a similar corporate reorganization, and to enter into transactions with affiliated companies. As dividend payments were limited by the terms of the Senior Note Indenture to 50 percent of net income earned subsequent to issuance of the Notes, the Company was unable to pay cash dividends at December 31, 1995.


     OMI has entered into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. At December 31, 1995 and September 30, 1996, the Company had outstanding three interest rate swap agreements with commercial banks. These agreements effectively change the Company's interest rate exposure on floating rate loans to fixed rates ranging from 6.98 percent to 8.475 percent. The differential to be paid or received is recognized as an adjustment to interest expense over the lives of the agreements. The swap agreements have various maturity dates from February 1999 to June 1999. The changes in the notional principal amounts are as follows:

                                                December 31,
                                            -------------------   September 30,
                                              1994       1995        1996
                                            --------   --------     -------
Notional principal amount, beginning
  of period                                 $ 69,650   $ 38,350     $32,700
Reductions of notional amounts ............   (6,300)    (3,150)       --
Maturity/termination of swaps .............  (25,000)   (35,200)       --
New swap agreements .......................     --       32,700        --
                                            --------   --------     -------
otional principal amount, end of period ..  $ 38,350   $ 32,700     $32,700

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)


     Interest expense pertaining to interest rate swaps for the three years ended December 31, 1993, 1994 and 1995 was $2,914,000, $2,100,000 and $786,000,
respectively. Interest expense pertaining to interest rate swaps for the nine months ended September 30, 1996 was $700,000.


     The Company is exposed to credit loss in the event of non-performance by other parties to the interest rate swap agreements. However, OMI does not anticipate non-performance by the counter-parties. The Company has granted the counter-party to two swap agreements a second priority mortgage on one of its vessels as security.

Note 4--Fair Value of Financial Instruments

   The estimated fair values of the Company's financial instruments are as follows:


                                                  December 31,
                                     --------------------------------------
                                            1994                1995        September 30, 1996
                                     ------------------  ------------------ ------------------
                                     Carrying    Fair    Carrying    Fair    Carrying     Fair
                                       Value     Value     Value     Value     Value     Value
                                     --------  --------  --------  --------  --------  --------
Cash and cash equivalents .........  $ 31,797  $ 31,797  $ 32,569  $ 32,569  $ 44,682  $ 44,682
Marketable securities .............    14,415    14,415
Capital Construction Funds ........    12,961    12,961     9,765     9,765    10,074    10,074
Long-term securities ..............     3,075     3,075       591       591      --        --
Total debt ........................   272,139   255,547   283,866   281,866   259,280   258,950
Unrecognized financial instruments:
 Interest rate swaps in a net
  payable position ................                 631               2,686               1,312


     The fair value of the Company's Notes, included in long-term debt, is determined by using the quoted market price at the end of the reporting period. The fair value of other long-term debt is estimated based on the current rates offered to the Company for similar debt of the same remaining maturities. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would receive or pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counter-parties.

     Securities available-for-sale included in marketable securities, Capital Construction Funds, and long-term securities consist of the following components:


                                                             December 31,
                                            ----------------------------------------------
                                                    1994                    1995              September 30, 1996
                                            ---------------------  -----------------------  -----------------------
                                            Carrying   Unrealized  Carrying    Unrealized   Carrying     Unrealized
                                             Value        Gain      Value      Gain (Loss)    Value      Gain (Loss)
 Current:
 2,503,389 common shares of Noble
  Drilling Corporation ...................  $ 14,394   $ 9,840
 Miscellaneous Securities ................        21
Long-term
 125,000 common shares of SEACOR
  Holdings, Inc. .........................     2,484       609
 12,500 B Capital shares of Sundal Collier
  & Co, a.s ..............................       591               $   591
Capital Construction Funds:
 Cash equivalents ........................       933                   135                  $    64
 U.S. Treasury Notes .....................     4,128      (468)                               3,010        $  (94)
 Preferred stocks ........................     7,000    (1,237)      3,150       $  45
 Time deposit ............................       900                 6,480                    7,000
                                                      --------                   ------                    ------
Total ....................................               8,744                       45                       (94)
Deferred income taxes ....................              (3,060)                     (16)                       33
                                                      --------                   ------                    ------
Unrealized gain (loss) on securities--net             $  5,684                   $   29                    $  (61)
                                                      ========                   ======                    ======



                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 5--Income Taxes

     A summary of the components of the benefit for income taxes is as follows:

                                               For the Years Ended December 31,
                                              ----------------------------------
                                                1993         1994          1995
                                              -------      --------      -------
Current (provision) benefit .............     $(2,990)     $    (82)     $ 5,651
Deferred tax benefit ....................       4,720        22,387       13,322
                                              -------      --------      -------
Benefit for income taxes ................     $ 1,730      $ 22,305      $18,973
                                              =======      ========      =======

     The 1995 current federal tax benefit includes estimated income taxes recoverable due to the carryback of the 1995 current taxable loss.

     The benefit for income taxes varies from the statutory rates due to the following:

                                                For the Years Ended December 31,
                                                --------------------------------
                                                  1993      1994       1995
                                                -------   --------   --------
Tax benefit at statutory rate ................  $ 3,341   $ 20,953   $ 17,884
Equity in earnings of joint ventures (other
  than Amazon/White Sea) net of dividends
  declared ...................................    1,314      1,866      1,876
Effect of change in Federal tax rate .........   (3,044)      --         --
Increase in valuation allowance ..............     --         --         (525)
Other ........................................      119       (514)      (262)
                                                -------   --------   --------
Benefit for income taxes .....................  $ 1,730   $ 22,305   $ 18,973
                                                =======   ========   ========

     On August 2, 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993, (the "Act"). The major component of the Act affecting OMI was the retroactive increase in the marginal corporate tax rate from 34 percent to 35 percent, increasing 1993 deferred income taxes by $3,044,000 to comply with the provisions of the Act.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 5--Income Taxes--(Continued)

     The components of deferred income taxes relate to the tax effects of temporary differences as follows:

                                                               December 31,
                                                          ----------------------
                                                            1994         1995
                                                          --------     --------
Deferred tax liabilities:
 Difference between book and tax basis in assets .....    $ 78,848     $ 68,838
 Unrealized gain on investments ......................       3,060           16
 Capital Construction fund ...........................       5,134        3,402
 Previously excluded foreign income ..................      10,285        8,070
 ESOP ................................................         552         --
 Other ...............................................         115         --
                                                          --------     --------
   Total deferred tax liabilities ....................      97,994       80,326
                                                          --------     --------
Deferred tax assets:
 Unrealized losses on investments ....................      (3,249)      (1,673)
 Reserve for drydocking ..............................      (5,541)      (4,907)
 Deferred foreign deficits ...........................        (993)        (839)
 Difference between book and tax basis
  of investments in Amazon/White Sea .................        (324)        (313)
 Accrued lease termination costs .....................      (6,930)      (8,750)
 Other ...............................................      (1,509)      (1,287)
                                                          --------     --------
   Total deferred tax assets .........................     (18,546)     (17,769)
                                                          --------     --------
   Subtotal ..........................................      79,448       62,557
Valuation allowance ..................................        --            525
                                                          --------     --------
Deferred income taxes ................................    $ 79,448     $ 63,082
                                                          ========     ========

     The Company has not provided deferred income taxes on its equity in the undistributed earnings of foreign corporate joint ventures accounted for under the equity method other than those of Amazon and White Sea because these earnings are considered by management to be invested in the business for an indefinite period. If the earnings were not considered indefinitely invested, approximately $13,982,000 of additional deferred tax liabilities would have been required at December 31, 1995.

Note 6--Employee Stock Ownership Plan

     Under the Employee Stock Ownership Plan ("ESOP"), shares were allocated annually to eligible participants based on a percentage of their annual salaries up to the extent allowable by the Internal Revenue Code. Unearned compensation--employee stock ownership trust in the accompanying consolidated statements of changes in stockholders' equity represents the cost of unallocated shares held by the ESOP trust. At December 31, 1995, all shares have been allocated by the trust. In 1996, the Company merged the ESOP and the existing 401(k) Plan (see Note 8).

Note 7--Stock Option and Restricted Stock Plans

     On May 23, 1995, the shareholders approved the OMI Corp. 1995 Incentive Equity Plan ("1995 Plan") to replace the 1990 Equity Incentive Plan ("1990 Plan"). The total number of shares that may be optioned or awarded under the 1995 Plan is 1,000,000 shares of OMI common stock. No further options may be granted under the 1990 Plan; 432,000 shares are reserved with respect to options granted under this plan. The Company also has a 1986 Non-Qualified Stock Option Plan which provided for the granting of up to 500,000 shares. No options may be granted under this plan after April 3, 1996.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 7--Stock Option and Restricted Stock Plans--(Continued)

     Under the 1995 Plan, the Company may grant incentive and non-qualified stock options, stock appreciation rights ("SARs") and restricted shares. SARs entitle a recipient the alternative of electing to cancel the related stock option, and to receive instead an amount in cash, stock or a combination of cash and stock equal to the difference between the option price and the market price of the Company's stock on the date on which the SARs are exercised. Under all plans, the option price per share may not be less than the fair market value of a share at the date of grant.

     During 1995, the Company awarded options to acquire an aggregate of 591,000 shares and 110,000 restricted shares all under the 1995 Plan. The options granted are non-qualified stock options and vest equally over a three year period from the date of grant. The restrictions on the restricted shares awarded lapse equally over a five year period. No SARs were issued in 1995.

     The 1995 Stock Option Plan for Non-Employee Directors ("Directors' Plan") also was approved by the shareholders of the Company on May 23, 1995. The total number of shares of OMI common stock allocated to the Directors' Plan is 300,000 shares. During 1995, the Company awarded options to acquire an aggregate of 150,000 shares under this Plan. Each option will permit the non-employee director, for a period of up to ten years from the date of grant to purchase from the Company 30,000 shares. Options become exercisable equally over a three year period and have a term of ten years. The initial option exercise price is not less than the fair market value at the date of grant. The option exercise price with respect to the shares which become exercisable on the second and third anniversary of the date of grant will increase by 15 percent over the option exercise price applicable to shares which first became exercisable in the year immediately preceding each such anniversary date.


     Proceeds received from the exercise of the options are credited to the capital accounts. Compensation expense relating to SARs is recorded with respect to the rights based upon the quoted market value of the shares and exercise provisions. Charges (benefits) to net income relating to SARs and/or options for the years ended December 31, 1993, 1994, 1995 and the nine months ended September 30, 1996 were $96,000, $(36,000), $(17,000) and $(32,000), respectively.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 7--Stock Option and Restricted Stock Plans--(Continued)

  A summary of the changes in shares under option for all plans is as follows:


                                                    Number of
                                                     Options      Option Price
                                                    ---------  -----------------
Outstanding at January 1, 1993 ....................    907     $ 2.8125 to 9.875
 Granted ..........................................    131       4.50
 Exercised ........................................    (48)      2.8125 to 5.125
 Forfeited ........................................    (14)      5.125  to 9.875
                                                     -----
Outstanding at December 31, 1993 ..................    976       4.25   to 9.875
 Granted ..........................................     40       6.25
 Exercised ........................................    (67)      4.6875 to 5.125
 Forfeited ........................................    (34)      4.50   to 9.875
                                                     -----
Outstanding at December 31, 1994 ..................    915       4.25   to 9.875
 Granted ..........................................    741       5.38   to 6.690
 Exercised ........................................   (259)      4.25   to 5.125
 Forfeited ........................................    (35)      4.50   to 9.875
                                                     -----
Outstanding at December 31, 1995 ..................  1,362       4.25   to 9.875
 Exercised ........................................   (121)      4.50   to 5.125
 Forfeited ........................................    (11)      6.31   to 9.875
                                                     -----
Outstanding at September 30, 1996 .................  1,239       4.25   to 9.875
                                                     =====


Note 8--Retirement Benefits and Deferred Compensation

     In June 1993, the Company terminated its non-contributory defined benefit Pension Plan (the "Pension Plan"), which resulted in a loss of $1,017,000, which was recognized in 1993. All participants of the Pension Plan were fully vested as of the termination date. In April 1994, OMI settled the accumulated benefit obligation through lump-sum payments of $2,950,000 to participants. The net periodic pension costs in 1993 was $158,000.


     The terminated Pension Plan was replaced in 1994 by a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permitted employees to make contributions up to two percent of their annual salaries in 1994 and 1995, with the Company matching 100 percent of the employee's contribution. Company contributions were $160,000, $171,000 and $193,000 in 1994, 1995 and the nine months ended September 30, 1996, respectively. Effective January 1, 1996, employees are permitted to contribute up to 10 percent of their annual salaries, with the Company then matching up to the first three percent of the employee's contribution. The Company may elect to make additional contributions to the Plan at the discretion of the Company's Board of Directors.


     In addition, certain domestic subsidiaries make contributions to union sponsored multi-employer pension plans covering seagoing personnel. Contributions to these plans amounted to approximately $961,000, $1,020,000 and $751,000 for 1993, 1994 and 1995, respectively. If these subsidiaries were to withdraw from the plans or the plans were to terminate, the subsidiaries would be liable for a portion of any unfunded plan benefits that might exist. The Company has been advised by the trustees of such plans that it has no withdrawal liability as of December 31, 1995.

Note 9--Operating Leases


     Total rental expense, including contingent rentals, amounted to $40,350,000, $49,247,000 and $47,840,000 for the years ended December 31, 1993,
1994 and 1995, respectively. Leases are primarily for vessels and office space. Rental expense for the nine months ended September 30, 1996 totaled $26,894,000.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 9--Operating Leases--(Continued)

     The future minimum rental payments required by year, under operating leases subsequent to December 31, 1995, are as follows:

         1996 .............................................          $21,606
         1997 .............................................           17,346
         1998 .............................................            6,912
         1999 .............................................              657
                                                                     -------
                  Total ...................................          $46,521
                                                                     =======

     Time charters to third parties of the Company's owned vessels are accounted for as operating leases. Minimum future revenues by year, to be received subsequent to December 31, 1995 on these time charters are as follows:

         1996 .............................................          $59,658
         1997 .............................................           28,706
         1998 .............................................            3,380
                                                                     -------
                  Total ...................................          $91,744(1)
                                                                     =========

----------
(1) Minimum future revenues for later years are not included above due to the charterers' options to continue the leases at such dates.

Note 10--Impairment and Provision for Loss on Lease Obligation

     As part of OMI's periodic review in 1995 of the recoverability of its investment in its vessels the Company determined that the carrying value of two of its U.S. flag product carriers operating in foreign markets exceeded their undiscounted forecasted future net cash flows from operations. Similarly, in 1994 the Company determined that the carrying value of one of its chemical/product carriers engaged in U.S. domestic shipping operations exceeded the undiscounted forecasted future net cash flows from its operations. These losses were measured by the excess of the carrying value of the vessels over their estimated fair values which were based on values provided by ship brokers. It was determined in both years that impairment losses for these vessels should be recognized. The carrying values of the vessels were reduced by $14,798,000 in 1994 and $8,707,000 in 1995, and the reductions are reported as separate items in the accompanying Consolidated Statements of Operations.

     Also in 1994, the Company determined that a similar loss should be recognized for the forecasted loss from operations of the OMI Hudson, a chemical/product carrier engaged in U.S. domestic shipping operations which was chartered-in on an operating lease through 2006. The amount of the loss was estimated based on forecasted undiscounted cash flows, excluding from rent expense an amount representative of the interest component of the lease agreement, through the lease expiration date. This loss, estimated as $19,800,000, was also reported as a separate item in the 1994 Consolidated Statement of Operations.

     In October 1995, the Company entered into an agreement with the owner/lessor of the OMI Hudson to terminate the operating lease and to purchase, or to cause the sale of the vessel to a designated purchaser, for approximately $30,000,000 (see Note 11). The termination of the lease was completed on February 29, 1996 at which time the Company paid the lessor a $25,000,000 cancellation fee consisting of $22,000,000 cash and a convertible note of $3,000,000. The loss on the termination of the lease, in the amount of $6,687,000, was charged to earnings in 1995. On March 20, 1996, the Company purchased the vessel for $9,300,000 in cash and the assumption of approximately $20,000,000 of indebtedness secured by the vessel.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 11--Disposal of Assets

     The Company contracted in 1995 to sell the OMI Hudson along with two other vessels and its interest in OSTC to Hvide Marine, Inc. ("Hvide"). The sale was contingent upon Hvide successfully completing an initial public offering of its common stock, which was accomplished in August 1996. Of the $64,650,000 sale price, OMI received approximately $30,000,000 in cash of which $12,775,000 was placed in an escrow account for use in acquiring another vessel, and Hvide assumed $34,650,000 of debt which had been secured by mortgages on two of the vessels.

     In March 1996, the Company delivered a vessel to new owners as part of an exchange transaction. Cash was received and was held in an escrow account until the delivery of the vessel which completed the exchange transaction on July 17, 1996. The vessel acquired in the transaction was previously owned by a company
49.9 percent owned by OMI.


     On September 30, 1996, Petrolink sold three supply boats for $11,600,000 in cash resulting in a gain of $9,708,000.


     In September 1995, two vessels with an aggregate book value of $40,781,000 and cash of $1,238,000 were swapped for two product carriers in a like-kind exchange.

     Gain on disposal of assets-net consists of the following:


                                                                                    For the
                                                                                  Nine Months
                                             For the Years Ended December 31,        Ended
                                             --------------------------------    September 30,
                                                1993         1994        1995        1996
                                              -------     --------     -------     --------
Gain (loss) on sale of marketable securities  $ 4,060     $  2,814     $ 8,586     $    (48)
Amortization of gain on sale/leaseback .....      334          334         167         --
Gain (loss) on sale of vessels/supply boats     1,802        7,178      (3,288)      12,276
Net gain (loss) on sale of CCF investments .       77          (78)       (467)        --
Disposal of joint venture interests ........   (1,554)        --           649          144
Net loss on disposal of other assets .......     (318)         (26)       --            (28)
Gain on sale of long-term securities .......     --           --          --            489
                                              -------     --------     -------     --------
  Total ....................................  $ 4,401     $ 10,222     $ 5,647     $ 12,833
                                              =======     ========     =======     ========


     Loss on sale of vessels in 1995 includes $1,862,000 recorded on a vessel held for sale which was delivered to the buyer in February 1996.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 12--Financial Information Relating to Domestic and Foreign Operations

     The Company operates U.S. flag and foreign flag vessels. Income from operations is the excess of operating revenues over operating expenses including corporate expenses which are allocated to operations of the vessels.


                                                                           For the
                                                                         Nine Months
                                     For the Years Ended December 31       Ended
                                    ---------------------------------   September 30,
                                       1993        1994        1995         1996
                                    ---------   ---------   ---------   -------------
Revenues:
  Domestic .......................  $ 199,118   $ 173,378   $ 148,164     $100,974
  Foreign ........................     71,361      93,418      91,716       80,745
                                    ---------   ---------   ---------     --------
    Total ........................  $ 270,479   $ 266,796   $ 239,880     $181,719
                                    =========   =========   =========     ========
Operating (loss) income:
  Domestic .......................  $ (12,276)  $ (63,093)  $ (49,113)    $  1,591
  Foreign ........................     14,178      15,009      10,432       13,556
                                    ---------   ---------   ---------     --------
    Total ........................  $   1,902   $ (48,084)  $ (38,681)    $ 15,147
                                    =========   =========   =========     ========
Identifiable assets:
  Domestic .......................  $ 299,860   $ 228,162   $ 187,663     $303,932
  Foreign ........................    371,656     376,970     377,823      215,214
                                    ---------   ---------   ---------     --------
    Total ........................  $ 671,516   $ 605,132   $ 565,486     $519,146
                                    =========   =========   =========     ========
Capital expenditures:
  Domestic .......................  $  15,199   $   2,589   $  18,493     $ 13,843
  Foreign ........................     21,349      12,729      19,647        1,066
                                    ---------   ---------   ---------     --------
    Total ........................  $  36,548   $  15,318   $  38,140     $ 14,909
                                    =========   =========   =========     ========
Depreciation and amortization:
  Domestic .......................  $  20,258   $  19,953   $  17,112     $ 10,709
  Foreign ........................     15,183      17,817      17,622       13,109
                                    ---------   ---------   ---------     --------
    Total ........................  $  35,441   $  37,770   $  34,734     $ 23,818
                                    =========   =========   =========     ========


     The operating losses pertaining to domestic operations for the years ended December 31, 1994 and 1995 include the provisions for impairment of vessels and losses on lease obligation (see Note 10). Domestic revenues in 1995 and for the nine months ended September 30, 1996 include Operating Differential Subsidies of approximately $9,222,000 and $4,178,000, respectively.

     Investments in and net receivables from foreign subsidiaries amounting to $395,988,000, $292,286,000, $279,446,000 and $129,925,000 at December 31, 1993,
1994, 1995 and September 30, 1996, respectively, have been excluded from domestic assets as they have been eliminated in consolidation.


     Voyage revenues include revenue from major customers of $75,017,000 in 1993 and $40,573,000 in 1994 received by domestic operations under a Federal Government Program, PL480. There were no charterers that were considered to be major customers in 1995 or 1996.

Note 13--Commitments and Contingencies

     OMI and certain subsidiaries are defendants in various actions arising from shipping operations. Such actions are covered by insurance or, in the opinion of management, after review with counsel, are of such nature that the ultimate liability, if any, would not have a material adverse effect on the consolidated financial statements.

                           OMI CORP. AND SUBSIDIARIES

                     (All tabular amounts are in thousands)

Note 13--Commitments and Contingencies--(Concluded)

     The Company's Separation Allowance Program provides for severance benefits to all non-union employees other than non-resident aliens, leased employees, directors who are not employees of the Company or employees with individual severance plans in the event there is a change of control in OMI and such employees are thereafter terminated without cause or transferred or their position is significantly changed. Severance benefits include a lump-sum payment equal to the employee's average monthly wages immediately prior to the date of termination times the lesser of 24 or one for each year of full-time employment by the Company (but not less than six).

     The Company has employment agreements with all executive officers. Each of the employment agreements provide that if the employee is terminated without cause or voluntarily terminates his employment within 90 days of a relocation or reduction in compensation or responsibilities, such employee will continue to receive base salary and other benefits until December 31, 1997 or twelve months from the date of termination, whichever is later. In addition, if any such employee is terminated without cause (other than for reasons of disability) within two years of a Change of Control (as defined in the Company's Separation Allowance Program), the Company will pay such employee an amount equal to three times the sum of his then current base salary and the incentive bonus to which the employee is entitled. The aggregate commitment for future salaries, excluding bonuses, under these employment agreements is approximately $4,600,000 at December 31, 1995. The maximum contingent liability for salary and incentive compensation excluding bonuses in the event of a change in control is approximately $6,900,000 at December 31, 1995.


     The Company has entered into a letter of intent with a shipyard for the construction of two Suezmax tankers with options for two more. The obligations of the Company and the shipbuilder to proceed with construction are dependent upon the successful completion of the Company's proposed public Offerings of 12,000,000 shares of common stock.

     OMI and a joint venture partner have contracted to construct a vessel which is being built in the Peoples Republic of China for a cost of approximately $56,000,000. The vessel is scheduled to be delivered in 1996.

     OMI acts as a guarantor for a portion of the debt incurred by joint ventures with affiliates of three of its joint venture partners. Such debt was approximately $90,079,000 at December 31, 1995 with OMI's share of such guarantees being approximately $44,313,000. At September 30, 1996, such debt was approximately $82,959,000, with OMI's share of such guarantees being approximately $40,812,000. OMI was also a guarantor for OSTC's revolving line of credit of $4,000,000 with a guarantee to OMI from its joint venture partner of $2,000,000. This guarantee was terminated in August 1996.

     The Company and its joint venture partners have committed to fund any working capital deficiencies which may be incurred by their joint venture investments. At September 30, 1996, no such deficiencies have been funded.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, OMI has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Smith Barney Inc. and Furman Selz LLC are acting as representatives, has severally agreed to purchase from OMI, the respective number of shares of Common Stock set forth opposite its name below:

                                                              Number of
                                                              Shares of
                                                                Common
                              Underwriter                       Stock
                                                              ---------

          Goldman, Sachs & Co. .............................
          Smith Barney Inc. ................................
          Furman Selz LLC ..................................
                                                              ---------
               Total .......................................  9,600,000
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $______ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $______ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     OMI has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 2,400,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the U.S. Offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Smith Barney Inc. and Furman Selz LLC.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares offered hereby and other shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for the purpose of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.


     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     OMI has granted the U.S. Underwriters an option exercisable for 30 days after the date of thisProspectus to purchase up to an aggregate of 1,440,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 9,600,000 shares of Common Stock offered. The U.S. Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares.


     OMI, its executive officers, directors and certain employees have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 120 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings.


     The Company's Common Stock is traded on the NYSE under the symbol "OMM."

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to OMI.

     OMI has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

=====================================      =====================================

     No person has been authorized to
give any information or to make any
representations other than those
contained in this Prospectus, and, if
given or made, such information or
representations must not be relied
upon as having been authorized. This
Prospectus does not constitute an
offer to sell or the solicitation of                 12,000,000 Shares
an offer to buy any securities other
than the securities described in this
Prospectus or an offer to sell or the
solicitation of an offer to buy such                     OMI Corp.
securities in any circumstances in
which such offer or solicitation is
unlawful. Neither the delivery of
this Prospectus nor any sale made                       Common Stock
hereunder shall, under any                      (par value $0.50 per share)
circumstances, create any implication
that there has been no change in the
affairs of the Company since the date
hereof or that the information
contained herein is correct as of any                -----------------
time subsequent to its date.
                                                          [LOGO]
          -----------------
                                                     -----------------
          TABLE OF CONTENTS
                                 Page
                                 ----
Available Information ..........    3               Goldman, Sachs & Co.
Incorporation of Certain
 Documents By Reference ........    3
Prospectus Summary .............    4
Risk Factors ...................    9                Smith Barney Inc.
Use of Proceeds ................   13
Price Range of Common Stock ....   14
Dividend Policy ................   14
Dilution .......................   14                   Furman Selz
Capitalization .................   15
Selected Consolidated Financial
 and Other Data ................   16       Representatives of the Underwriters
Management's Discussion and
 Analysis of Results of
 Operations and Financial
 Condition .....................   18
Business .......................   26
Management .....................   44
Description of Certain
 Indebtedness ..................   45
Description of Capital Stock ...   47
Validity of Common Stock .......   50
Experts ........................   50
Glossary .......................  A-1
Index to Financial Statements ..  F-1
Underwriting ...................  U-1

=====================================      =====================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) which will be paid by OMI. All the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee:


          SEC registration fee ............................ $ 38,069
          NYSE listing fee ................................   48,300
          NASD filing fee .................................   11,540
          Transfer agent and registrar fees and expenses...        0
          Printing and engraving expenses .................  276,000
          Legal fees and expenses .........................  200,000
          Accounting fees and expenses ....................  105,000
          Blue sky fees and expenses ......................    5,000
          Miscellaneous expenses ..........................  100,000
                                                            --------
            Total ......................................... $772,369
                                                            ========


Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits OMI to indemnify its directors, employees and agents (each an "Insider") against liability for each such Insider's acts taken in his or her capacityas an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider reasonably believed to be in or not opposed to the best interests of OMI, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including, under certain circumstances, suits by or in the right of OMI, for any expenses, including attorney's fees, and, for any liabilities which the Insider may have incurred in consequences of such action, suit or proceeding under conditions stated in said Section 145. OMI's By-Laws provide that OMI shall, to the full extent permitted by Section 145 of the DGCL, indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of OMI or serves or served at the request of OMI any other enterprise as a director, officer or employee.

     As permitted by Section 102(b)(7) of the DGCL, OMI's Certificate of Incorporation provides that a director of OMI will not be personally liable to OMI or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to OMI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a stock repurchase which is illegal under Section 174 of the DGCL, as amended, or (iv) for any transaction from which the director derived an improper personal benefit. OMI's Certificate of Incorporation also provides that if the DGCL is amended after the date of the Certificate, to authorize the further elimination or limitation of the liability of directors, then the liability of a director of OMI shall be additionally limited to the fullest extent permitted by the amended DGCL.

     OMI has a directors' and officers' liability insurance policy which affords officers and directors with insurance coverage for losses arising from claims based on causally connected errors, statements, acts, omissions, neglects or breaches of duty or other such matters but not for breaches of fiduciary duty.

     The form of U.S. Underwriting Agreement contains provisions by which the Underwriters agree to indemnify the registrant, each of its directors and each of the officers of the registrant who signs this registration statement and each person who controls the registrant within the meaning of the Securities Act with respect to information furnished by the Underwriters for use in this registration statement.

Item 16. Exhibits.

Exhibit No.                        Description
-----------                        -----------

     1        -- Form of U.S. Underwriting Agreement relating to the Common
                 Stock.
     4(a)     -- Form of Common Stock Certificate (Domestic).*
     4(b)     -- Form of Common Stock Certificate (Foreign).+
     5        -- Opinion of White & Case.
     23(a)    -- Consent of Deloitte & Touche LLP.
     23(b)    -- Consent of White & Case (included in Exhibit 5).
     24       -- Power of Attorney of certain officers and directors (included on signature page).
     27       -- Financial Data Schedule.++

*    Previously filed as an exhibit to 1989 Form 10-K Report (No. 2-87930).
+    Previously filed as an exhibit to 1989 Form 10-K Report (No. 2-87930).
++ Previously filed as an exhibit to September 30, 1996 Form 10-Q Report (No. 2-87930).


Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 18, 1996.


                                        OMI Corp.

                                        By   /s/           *
                                             -----------------------------------
                                                Jack Goldstein
                                             Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                   Title                          Date
          ---------                                   -----                          ----


/s/            *                           Director, Chairman of the Board           November  18, 1996
     ---------------------------             and Chief Executive Officer
          Jack Goldstein                     (Principal Executive Officer)

/s/            *                           Director, President and Chief             November 18, 1996
     ---------------------------             Operating Officer
          Craig H. Stevenson, Jr.            (Principal Executive Officer)

/s/            *                           Senior Vice President Finance             November 18, 1996
     ---------------------------             (Principal Financial Officer)
          Vincent J. de Sostoa

/s/            *                           Vice President and Controller             November 18, 1996
     ---------------------------             (Principal Accounting Officer)
          Kathleen C. Haines

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Livio M. Borghese

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Constantine G. Caras

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Steven D. Jellinek

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Michael Klebanoff

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Emanuel L. Rouvelas

/s/            *                           Director                                  November 18, 1996
     ---------------------------
          Marianne K. Smythe



*By: /s/ Fredric S. London
     ---------------------------
          Fredric S. London
          Attorney-in-Fact

                                  EXHIBIT INDEX

 Exhibit No.              Description                                       Page
 -----------              -----------                                       ----

     1         Form of U.S. Underwriting Agreement relating to
               the Common Stock.
     4(a)      Form of Common Stock Certificate (Domestic).*

     4(b)      Form of Common Stock Certificate (Foreign).+

     5         Opinion of White & Case.

     23(a)     Consent of Deloitte & Touche LLP.

     23(b)     Consent of White & Case (included in Exhibit 5).

     24 Power of Attorney of certain officers and directors (included on signature page).

     27        Financial Data Schedule.++

--------------------

*    Previously filed as an exhibit to 1989 Form 10-K Report (No. 2-87930).

+    Previously filed as an exhibit to 1989 Form 10-K Report (No. 2-87930).

++ Previously filed as an exhibit to September 30, 1996 Form 10-Q Report (No. 2-87930).